UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile. March 23, 2020.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reports the translation of its financial statements for the twelve months ended December 31, 2019, the Spanish version of which was filed with the Chilean Commission for the Financial Market (Comisión para el Mercado Financiero or “CMF”) on March 2, 2020.

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019, and 2018
and for the period ended

December 31,2019

Sociedad Química y Minera de Chile S.A. and Subsidiaries

In Thousands of United States Dollars

This document includes:

-	Report of Independent Register Public Accounting Firms
-	Consolidated Classified Statements of Financial Position
-	Consolidated Statements of Income
-	Consolidated Statements of Comprehensive Income
-	Consolidated Statements of Cash Flows
-	Consolidated Statements of Changes in Equity
-	Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statement December 31, 2019

Table of Contents –Consolidated Financial Statements

Notes to the Consolidated Financial Statement December 31, 2019

Notes to the Consolidated Financial Statement December 31, 2019

Notes to the Consolidated Financial Statement December 31, 2019

Notes to the Consolidated Financial Statement December 31, 2019

Notes to the Consolidated Financial Statement December 31, 2019

Consolidated Classified Statements of Financial Position

Assets	Note N°	As of December 31, 2019	As of December 31, 2018
		ThUS$	ThUS$
Currents assets
Cash and cash equivalents	11.1	588,530	556,066
Other current financial assets	14.1	505,490	312,721
Other current non-financial assets	17	50,552	47,972
Trade and other receivables, current	14.2	399,142	466,619
Trade receivables due from related parties, current	13.5	61,227	42,790
Current inventories	12	983,338	913,674
Current tax assets	31.1	91,433	57,110
Total current assets other than those classified as held for sale or disposal		2,679,712	2,396,952
Non-current assets or groups of assets classified as held for sale	32	2,454	1,430
Total non-current assets held for sale		2,454	1,430
Total current assets		2,682,166	2,398,382

Non-current assets
Other non-current financial assets	14.1	8,778	17,131
Other non-current non-financial assets	17	19,729	27,539
Trade receivables, non-current	14.2	1,710	2,275
Investments classified using the equity method of accounting	9.1-10.3	109,435	111,549
Intangible assets other than goodwill	15.1	188,358	189,350
Goodwill	15.1	34,726	34,866
Property, plant and equipment	16.1	1,607,070	1,454,823
Tax assets, non-current	31.1	32,179	32,179
Total non-current assets		2,001,985	1,869,712
Total assets		4,684,151	4,268,094

The accompanying notes form an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statement December 31, 2019

Consolidated Classified Statements of Financial Position

Liabilities and Equity	Note N°	As of December 31, 2019	As of December 31, 2018
		ThUS$	ThUS$
Current liabilities
Other current financial liabilities	14.4	298,822	23,585
Trade and other payables, current	14.5	205,790	163,751
Trade payables due to related parties, current	13.6	475	9
Other current provisions	19.1	110,565	106,197
Current tax liabilities	31.2	17,874	47,412
Provisions for employee benefits, current	18.1	16,387	20,085
Other current non-financial liabilities	19.3	126,899	194,624
Total current liabilities		776,812	555,663
Non-current liabilities
Other non-current financial liabilities	14.4	1,518,926	1,330,382
Other non-current provisions	19.1	34,690	31,822
Deferred tax liabilities	31.3	183,411	175,361
Provisions for employee benefits, non-current	18.1	35,840	37,064
Total non-current liabilities		1,772,867	1,574,629
Total Liabilities		2,549,679	2,130,292

Equity
Equity attributable to owners of the Parent	20
Share capital	20,2	477,386	477,386
Retained earnings		1,623,104	1,623,104
Other reserves	20,3	(14,223)	(14,999)
Equity attributable to owners of the Parent		2,086,267	2,085,491
Non-controlling interests	8,3	48,205	52,311
Total equity		2,134,472	2,137,802
Total liabilities and equity		4,684,151	4,268,094

The accompanying notes form an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statement December 31, 2019

Consolidated Statements of Income by Function

		For the period from January to December of the year
Consolidated Interim Statements of Income	Note N°	2019	2018
		ThUS$	ThUS$
Revenue	26.1	1,943,655	2,265,803
Cost of sales	26.2	(1,383,603)	(1,485,631)
Gross profit		560,052	780,172
Other income	26.3	18,218	32,048
Administrative expenses	26.4	(117,180)	(118,126)
Other expenses by function	26.5	(25,995)	(36,907)
Impairment of income and reversal of impairment losses (impairment losses)	26.7	(1,057)	2,967
Other gains (losses)	26.6	(383)	6,404
Profit (loss) from operating activities		433,655	666,558
Finance income		26,289	22,533
Finance costs	26.9	(76,939)	(57,807)
Share of profit of associates and joint ventures accounted for using the equity method	9.1-10.3	9,786	6,351
Foreign currency translation differences		(2,169)	(16,597)
Profit (loss) before taxes		390,622	621,038
Income tax expense, continuing operations	31.3	(110,019)	(178,975)
Profit (loss) from continuing operations		280,603	442,063

Profit attributable to:		280,603	442,063
Profit (loss) attributable to Owners of the Parent		278,115	439,830
Profit (loss) attributable to Non-controlling interests		2,488	2,233
		280,603	442,063

		For the period from January to December of the year
Earnings per share	Note N°	2019	2018
		ThUS$	ThUS$
Common shares
Basic earnings per share (US$ per share)	21	1.0567	1.6711
Basic earnings per share (US$ per share) from continuing operations	32.3	-	-
Diluted common shares
Basic earnings per share (US$ per share)	21	1.0567	1.6711
Basic earnings per share (US$ per share) from continuing operations		-	-

The accompanying notes form an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statement December 31, 2019

Consolidated Statements of Comprehensive Income

	For the period from January to December of the year
Consolidated Interim Statements of Comprehensive Income	2019	2018
	ThUS$	ThUS$
Profit for the year	280,603	442,063
Other comprehensive income (loss)
Items of other comprehensive income (loss) that will not be reclassified to profit for the year, before taxes
(Losses) gains from measurements of defined benefit plans	(3,310)	(1,337)
Gains (losses) from financial assets measured irrevocably at fair value through other comprehensive income	1,152	(5,546)
Total other comprehensive income (loss) that will not be reclassified to profit for the year, before taxes	(2,158)	(6,883)
Items of other comprehensive income that will be reclassified to profit for the year, before taxes
Foreign currency exchange gains (losses)	788	(1,220)
(Loss) from financial assets measured at fair value through other comprehensive income	-	-
Gain from cash flow hedges	1,907	5,723
Total other comprehensive income (loss) that will be reclassified to profit for the year	2,695	4,503
Other items of other comprehensive income (loss) before taxes	537	(2,380)
Income taxes related to items of other comprehensive income (loss) that will not be reclassified to profit for the year
Income tax (benefit) expense related to financial assets measured irrevocably at fair value through other comprehensive income	(311)	1,498
Income taxes expense related to measurements of defined benefit plans	702	396
Total income tax related to items of other comprehensive income (loss) that will not be reclassified to profit for the year	391	1,894
Income tax relating to components of other comprehensive income (loss) that will be reclassified to profit for the year
Income tax benefit related to cash flow hedges	(2,683)	-
Income tax benefit related to financial assets measured at fair value through other comprehensive income	-	-
Total income tax benefit relating to components of other comprehensive income (loss) that will be reclassified to profit (loss) for the year	(2,683)	-

Total other comprehensive loss	(1,755)	(486)
Total comprehensive income	278,848	441,577
Comprehensive income attributable to
Comprehensive income attributable to owners of the parent	276,137	439,180
Comprehensive income attributable to non-controlling interest	2,711	2,397
	278,848	441,577

The accompanying notes form an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statement December 31, 2019

Consolidated Statements of Cash Flows

	For the period from January to December of the year
Consolidated Interim Statements of Cash Flows	2019	2018
	ThUS$	ThUS$
Cash flows from operating activities
Classes of revenue from operating activities
Cash receipts from sales of goods and rendering of services	2,044,746	2,284,514
Cash receipts from premiums and benefits, annuities and other benefits from policies entered	2,925	2,140
Proceeds from leases and subsequent sale of assets	361	-
Classes of Payments
Cash payments to suppliers for the provision of goods and services	(1,284,204)	(1,226,091)
Cash payments to and on behalf of employees	(195,782)	(205,590)
Variable payments relating to identified leases as required by IFRS 16	(1,037)	-
Other payments related to operating activities	(25,218)	(21,240)
Net cash generated from operating activities	541,791	833,733
Dividends received	14,449	8,815
Interest paid	(70,963)	(59,565)
Interest paid on leases liabilities	(1,537)	-
Interest received	25,809	22,533
Income taxes paid	(173,319)	(240,115)
Other incomes (outflows) of cash (1)	90,741	(40,562)
Net cash generated from operating activities	426,971	524,839

Cash flows generated from (used in) investing activities
Cash flows arising from the loss of control of subsidiaries and other businesses	994	68,988
Payments made to acquire interest in joint ventures	(2,600)	(19,989)
Proceeds from the sale of property, plant and equipment	487	61
Acquisition of property, plant and equipment	(321,324)	(244,693)
Proceeds from sales of intangible assets	28,126	14,056
Proceeds payments related to futures, forward options and swap contracts	1,403	(204)
Purchases of intangible assets	(2,492)	(74,374)
Other (outflows) income of (2)	(190,065)	69,151
Net cash generated from (used in) investing activities	(485,471)	(187,004)

(1) Other inflows (outflows) of cash from operating activities include increases (decreases) net of value added tax. Banking expenses, expenses associated with obtaining loans and taxes associated with interest payments.

(2) Other inflows (outflows) of cash include investments and redemptions of time deposits and other financial instruments that do not qualify as cash and cash equivalent in accordance with IAS 7, paragraph 7, since they mature in more than 90 days from the original investment date.

The accompanying notes form an integral part of these consolidated interim financial statements

Notes to the Consolidated Financial Statement December 31, 2019

Consolidated Statements of Cash Flows

		For the period from January to December of the year
Consolidated Interim Statements of Cash Flows	Note N°	2019	2018
		ThUS$	ThUS$
Cash flows generated from (used in) financing activities
Repayment of lease liabilities		(7,221)	-
Proceeds from long-term borrowings		450,000	256,039
Proceeds from short-term borrowings		-	120,000
Repayment of borrowings		(7,096)	(213,000)
Dividends paid		(329,787)	(550,352)
Net cash generated from (used in) financing activities		105,896	(387,313)

Net increase (decrease) in cash and cash equivalents before the effect of changes in the exchange rate		47,396	(49,478)
Effects of exchange rate fluctuations on cash held		(14,932)	(24,894)
Net increase (decrease) in cash and cash equivalents		32,464	(74,372)
Cash and cash equivalents at beginning of period		556,066	630,438
Cash and cash equivalents at end of period	11	588,530	556,066

The accompanying notes form an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statement December 31, 2019

Consolidated Statements of Changes in Equity

Consolidated Statements of Changes in Equity	Share capital	Foreign currency translation reserves	Cash flow hedge reserves	Reserve for (losses) gains from financial assets measured at fair value through other comprehensive income	Actuarial (losses) from defined benefit plans	Other miscellaneous reserves	Total Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2019	477,386	(26,307)	7,971	(1,111)	(6,884)	11,332	(14,999)	1,623,104	2,085,491	52,311	2,137,802
Net profit	-	-	-	-	-	-	-	278,115	278,115	2,488	280,603
Other comprehensive income	-	562	(775)	841	(2,606)	-	(1,978)	-	(1,978)	223	(1,755)
Comprehensive income	-	562	(775)	841	(2,606)	-	(1,978)	278,115	276,137	2,711	278,848
Dividends (1)	-	-	-	-	-	-	-	(278,115)	(278,115)	(6,817)	(284,932)
Increase in Equity	-	-	-	-	-	2,754	2,754	-	2,754	-	2,754
Increase (decrease) in equity	-	562	(775)	841	(2,606)	2,754	776	-	776	(4,106)	(3,330)
Equity as of December 31, 2019	477,386	(25,745)	7,196	(270)	(9,490)	14,086	(14,223)	1,623,104	2,086,267	48,205	2,134,472

Consolidated Statements of Changes in Equity	Share capital	Foreign currency translation reserves	Cash flow hedge reserves	Reserve for (losses) gains from financial assets measured at fair value through other comprehensive income	Actuarial (losses) gains from defined benefit plans	Other miscellaneous reserves	Total Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2018	477,386	(24,913)	2,248	2,937	(5,953)	11,332	(14,349)	1,724,784	2,187,821	59,647	2,247,468
(Decrease) due to changes in accounting policies	-	-	-	-	-	-	-	(1,680)	(1,680)	-	(1,680)
Restated initial equity	477,386	(24,913)	2,248	2,937	(5,953)	11,332	(14,349)	1,723,104	2,186,141	59,647	2,245,788
Net profit	-	-	-	-	-	-	-	439,830	439,830	2,233	442,063
Other comprehensive income	-	(1,394)	5,723	(4,048)	(931)	-	(650)	-	(650)	164	(486)
Comprehensive income	-	(1,394)	5,723	(4,048)	(931)	-	(650)	439,830	439,180	2,397	441,577
Dividends (1)	-	-	-	-	-	-	-	(539,830)	(539,830)	(9,733)	(549,563)
Increase (decrease) in equity	-	(1,394)	5,723	(4,048)	(931)	-	(650)	(100,000)	(100,650)	(7,336)	(107,986)
Equity as of December 31, 2018	477,386	(26,307)	7,971	(1,111)	(6,884)	11,332	(14,999)	1,623,104	2,085,491	52,311	2,137,802

(1)	See Note 20.6

The accompanying notes form an integral part of these consolidated interim financial statements

Notes to the Consolidated Financial Statement December 31, 2019

Glossary

The Following capitalized terms un these notes will have the following meaning:

“ADS” American Depositary Shares;

“CAM” Arbitration and Mediation Center of the Santiago Chamber of Commerce;

“CCHEN” Chilean Nuclear Energy Commission;

“CCS” cross currency swap;

“CINIIF” International Financial Reporting Interpretations Committee;

“CMF” Financial Market Commission;

“Directors’ Committee” The Company’s Directors’ Committee;

“Corporate Governance Committee” The Company’s Corporate Governance Committee;

“Health, Safety and Environment Committee” The Company’s Health, Safety and Environment Committee;

“Lease Agreement” the mining concessions lease agreement signed by SQM Salar and Corfo in 1993, as subsequently amended;

“Project Contract” project contract for Salar de Atacama undersigned by Corfo and SQM Salar in 1993, as subsequently amended”;

“CORFO” Chilean Economic Development Agency;

“DCV” Central Securities Depository;

“DGA” General Directorate of Water Resources;

“Board” The Company’s Board of Directors;

“DOJ” United States Department of Justice;

“Dollar” “USD” o “US$” Dollars of the United States of America;

“DPA” Deferred Prosecution Agreement;

“EIEP” Passive foreign investment company;

“United States” United States of America;

“FCPA” Foreign Corrupt Practices Act of the USA;

“Management” the Company’s management;

"SQM Group'' The corporate group composed of the Company and its subsidiaries

"Pampa Group'' Jointly the Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A. and Inversiones Global Mining (Chile) Limitada;

“IASB” International Accounting Standards Board;

“SSI” Staff severance indemnities;

Notes to the Consolidated Financial Statement December 31, 2019

“IFRIC” International Financial Reporting Interpretations Committee;

“IPC” Consumer Price Index;

“Securities Market Law” Securities Market Law No. 18,045;

"Corporate Law'' Ley 18,046 on corporations;

"ThUS$'' thousands of Dollars;

"MUS$'' millions of Dollars;

“IAS” International Accounting Standard;

“IFRS” International Financial Reporting Standard;

“Pesos” “Ch$” o “CLP” Chilean pesos, legal tender in Chile;

“SEC” Securities and Exchange Commission;

“Sernageomin” National Geology and Mining Service;

“SIC” Standard Interpretations Committee;

“SII” Chilean Internal Revenue Service;

“SMA” Environmental Superintendant's Office;

“Company” Sociedad Química y Minera de Chile S.A.;

“SQM Industrial” SQM Industrial S.A.;

“SQM NA” SQM North America Corporation;

“SQM Nitratos” SQM Nitratos S.A.;

“SQM Potasio” SQM Potasio S.A.;

“SQM Salar” SQM Salar S.A.;

“Tianqi” Tianqi Lithium Corporation; and

“UF” Unidad de Fomento (a Chilean Peso based inflation indexed currency unit).

Notes to the Consolidated Financial Statement December 31, 2019

Note 1	Identification and Activities of the Company and Subsidiaries

1.1	Historical background

Sociedad Química y Minera de Chile S.A. is an open stock corporation founded under the laws of the Republic of Chile and its Chilean Tax Identification Number is 93.007.000-9.

The Company was incorporated through a public deed dated June 17, 1968 by the public notary of Santiago Mr. Sergio Rodríguez Garcés. Its existence was approved by Decree No. 1,164 of June 22, 1968 of the Ministry of Finance, and it was registered on June 29, 1968 in the Registry of Commerce of Santiago, on page 4,537 No. 1,992, SQM’s headquarters are located at El Trovador 4285, Floor 6, Las Condes, Santiago, Chile, The Company's telephone number is +(56 2) 2425-2000.

The Company is registered in the CMF under number 184 of March 18, 1983 and is therefore subject to oversight by that entity.

1.2	Main domicile where the Company performs its production activities

The Company’s main domiciles are: Calle Dos Sur plot No. 5 - Antofagasta; Arturo Prat 1060 - Tocopilla; Administration Building w/n - Maria Elena; Administration Building w/n Pedro de Valdivia - María Elena, Anibal Pinto 3228 - Antofagasta, Kilometer 1378 Ruta 5 Norte Highway - Antofagasta, Coya Sur Plant w/n - Maria Elena, kilometer 1760 Ruta 5 Norte Highway - Pozo Almonte, Salar de Atacama (Atacama Saltpeter deposit) potassium chloride plant w/n - San Pedro de Atacama, potassium sulfate plant at Salar de Atacama w/n – San Pedro de Atacama, Minsal Mining Camp w/n CL Plant CL, Potassium– San Pedro de Atacama, formerly the Iris Saltpeter office w/n, Commune of Pozo Almonte, Iquique.

1.3	Codes of main activities

The codes of the main activities as established by the CMF, as follows:

-	1700 (Mining)

-	2200 (Chemical products)

-	1300 (Investment)

1.4	Description of the nature of operations and main activities

The products of the Company are mainly derived from mineral deposits found in northern Chile where mining takes place and caliche and brine deposits are processed.

(a)	Specialty plant nutrition: Four main types of specialty plant nutrients are produced: potassium nitrate, sodium nitrate, sodium potassium nitrate and specialty blends. In addition, other specialty fertilizers are sold including third party products.

(b)	Iodine: The Company produce iodine and iodine derivatives, which are used in a wide range of medical, pharmaceutical, agricultural and industrial applications, including x-ray contrast media, polarizing films for LCD and LED, antiseptics, biocides and disinfectants, in the synthesis of pharmaceuticals, electronics, pigments and dye components.

(c)	Lithium: The Company produces of lithium carbonate, which is used in a variety of applications, including electrochemical materials for batteries, frits for the ceramic and enamel industries, heat-resistant glass (ceramic glass), air conditioning chemicals, continuous casting powder for steel extrusion, primary aluminum smelting process, pharmaceuticals and lithium derivatives, We are also a leading supplier of lithium hydroxide, which is primarily used as an input for the lubricating greases industry and for certain cathodes for batteries.

Notes to the Consolidated Financial Statement December 31, 2019

(d)	Industrial chemicals: The Company produce three industrial chemicals: sodium nitrate, potassium nitrate and potassium chloride. Sodium nitrate is used primarily in the production of glass, explosives, and metal treatment. Potassium nitrate is used in the manufacturing of specialty glass, and it is also an important raw material to produce of frits for the ceramics and enamel industries. Solar salts, a combination of potassium nitrate and sodium nitrate, are used as a thermal storage medium in concentrated solar power plants. Potassium chloride is a basic chemical used to produce potassium hydroxide, and it is also used as an additive in oil drilling as well as in food processing, among other uses.

(e)	Potassium: The Company produce potassium chloride and potassium sulfate from brines extracted from the Salar de Atacama. Potassium chloride is a commodity fertilizer used to fertilize a variety of crops including corn, rice, sugar, soybean and wheat. Potassium sulfate is a specialty fertilizer used mainly in crops such as vegetables, fruits and industrial crops.

(f)	Other products and services: The Company also sell other fertilizers and blends, some of which we do not produce. Mainly potassium nitrate, potassium sulfate and potassium chloride. This business line also includes revenue from commodities, services, interests, royalties and dividends.

Our subsidiary SQM Salar holds exclusive rights to exploit the mineral resources in an area covering approximately 140,000 hectares of land in the Salar de Atacama in northern Chile, of which SQM Salar is only entitled to exploit the mineral resources in 81,920 hectares. These rights are owned by Corfo and leased to SQM Salar pursuant to the Lease Agreement. Corfo cannot unilaterally amend the Lease Agreement and the Project Agreement, and the rights to exploit the resources cannot be transferred. The Lease Agreement establishes that SQM Salar is responsible for making quarterly lease payments to Corfo according to specified percentages of the value of production of minerals extracted from the Salar de Atacama brines, maintaining Corfo’s rights over the Mining Exploitation Concessions and making annual payments to the Chilean government for such concession rights. The Lease Agreement was entered into in 1993 and expires on December 31, 2030. On January 17, 2018, SQM and CORFO reached an agreement to end an arbitration process directed by the arbitrator, Mr. Héctor Humeres Noguer, in case 1954-2014 of the Arbitration and Mediation Center of Santiago Chamber of Commerce (Centro de Arbitrajes y Mediación de la Cámara de Comercio de Santiago) and other cases related to it.

The agreement signed in January 2018, includes important amendments to the lease agreement and project agreement signed between CORFO and SQM in 1993. The main modifications became effective on April 10, 2018 and requires an increase in the lease payments by increasing the lease rates associated with the sale of the different products produced in the Salar de Atacama, including lithium carbonate, lithium hydroxide and potassium chloride. Regarding lithium carbonate, the former rate of 6.8% on FOB sales was changed to the following structure of progressive rates based on the final sale price:

Price US$/MT Li2CO3	Lease payment rate
$0 - $4,000	6.80%
$4,000 - $5,000	8.00%
$5,000 - $6,000	10.00%
$6,000 - $7,000	17.00%
$7,000 - $10,000	25.00%
> $10,000	40.00%

See Note 26.2 for the disclosure of lease payments made to CORFO for all periods presented.

Notes to the Consolidated Financial Statement December 31, 2019

Regarding potassium chloride, the former rate of 1.8% on FOB sales was changed to the following structure of progressive rates based on the final sale price:

Price US$/MT Li2CO3	Lease payment rate
$0 - $300	3.0%
$300 - $400	7.0%
$400 - $500	10.0%
$500 - $600	15.0%
> $600	20.0%

Similarly, the lease rates associated with the other products (lithium hydroxide, potassium sulfate and others) shall have similar changes to those described in the previous products.

SQM Salar commits to contribute between US$ 10.8 million and US$ 18.9 million per year to research and development efforts, between US$ 10 to US$ 15 million per year to the communities in close proximity to the Salar de Atacama, and 1.7% of total annual sales of SQM Salar to regional development.

1.5	Other background

(a)	Staff

As of December 31, 2019, and 2018, the workforce was as follows:

	As of December 31, 2019			As of December 31, 2018
Employees	S.Q.M S.A.	Other subsidiaries	Total	S.Q.M S.A.	Other subsidiaries	Total
Executives	30	91	121	33	89	122
Professionals	110	1,170	1,280	115	1,078	1,193
Technicians and operators	282	3,481	3,763	260	3,287	3,547
Foreign employees	17	560	577	11	417	428
Overall total	439	5,302	5,741	419	4,871	5,290

Notes to the Consolidated Financial Statement December 31, 2019

(b)	Main shareholders

As of December 2019, there were 1,413 shareholders.

following table shows information about the main shareholders of the Company’s Series A or Series B shares in circulation as of December 31, 2019 and December 31, 2018, in line with information provided by the DCV. The following table presents the information about the beneficial ownership of Series A and Series B shares of the Company as of December 31, 2019 and December 31, 2018, with respect to each shareholder that, to our knowledge, owns more than 5% of the outstanding Series A or Series B shares. The following information is derived from our registry and reports managed by the DCV and informed to the CMF and the Chilean Stock Exchanges. whose main shareholders are the following:

Shareholder as of December 31, 2019	No. of Series A	% of Series A shares	No. of Series B	% of Series B shares	% of total shares
Inversiones TLC SpA (1)	62,556,568	43.80%	-	-	23.77%
Sociedad de Inversiones Pampa Calichera S.A.	44,894,152	31.43%	3,793,154	3.15%	18.50%
The Bank of New York Mellon, ADRs	-	-	38,311,788	31.83%	14.56%
Potasios de Chile S.A.	18,179,147	12.73%	-	-	6.91%
Inversiones Global Mining (Chile) Limitada	8,798,539	6.16%	-	-	3.34%
Banco Itau via foreign investor accounts	-	-	7,373,216	6.13%	2.80%
Banco de Chile non-resident third party accounts	109	-	6,842,746	5.68%	2.60%
Banco Santander via foreign investor accounts	-	-	6,618,416	5.50%	2.51%
Euroamerica C de B S.A.	3,056	-	4,863,467	4.04%	1.85%
Banchile C de B S. A.	491,729	0.34%	4,285,696	3.56%	1.82%
Inversiones la Esperanza de Chile Limitada	4,147,263	2.90%	46,500	0.04%	1.59%
Santiago stock exchange	30,590	0.02%	3,077,930	2.56%	1.18%

(1) As reported by DCV, which records the Company's shareholders' register as of December 31, 2019 and December 31, 2018, Inversiones TLC SpA, a subsidiary of Tianqi, is the direct owner of 62,556,568 shares of SQM equivalent to 23.77% of SQM’s shares'' According to information provided to the CMF by Inversiones TLC SpA dated December 5, 2018, Inversiones TLC SpA owns 25.86% of SQM’s shares

Shareholder as of December 31, 2018	No. of Series A	% of Series A shares	No. of Series B	% of Series B shares	% of total shares
Inversiones TLC SpA (1)	62,556,568	43.80%	-	-	23.77%
Sociedad de Inversiones Pampa Calichera S.A.	44,894,152	31.43%	10,093,154	8.38%	20.89%
The Bank of New York Mellon, ADRs	-	-	35,254,267	29.29%	13.39%
Potasios de Chile S.A.	18,179,147	12.73%	-	-	6.91%
Banco de Chile via non-resident third party accounts	15,687	0.01%	10,703,812	8.89%	4.07%
Inversiones Global Mining (Chile) Limitada	8,798,539	6.16%	-	-	3.34%
Banco Itau via foreign investor accounts	-	-	8,085,730	6.72%	3.07%
Banco Santander via foreign investor accounts	-	-	7,138,685	5.93%	2.71%
Banchile C de B S. A.	528,092	0.37%	4,028,611	3.35%	1.73%
Inversiones la Esperanza de Chile Limitada	3,711,598	2.60%	46,500	0.04%	1.43%

Notes to the Consolidated Financial Statement December 31, 2019

Note 2	Basis of presentation for the consolidated financial statements

2.1	Accounting period

These consolidated financial statements cover the following periods:

(a)	Consolidated Statements of Financial Position as of December 31, 2019 and, 2018.

(b)	Consolidated Statements of Income for the periods ended December 31, 2019 and 2018.

(c)	Consolidated Statements of Comprehensive Income for years ended December 31, 2019 and 2018.

(d)	Consolidated Statements of Changes in Equity for the years ended December 31, 2019 and 2018.

(e)	Consolidated Statements of Direct-Method Cash Flows for ended December 31, 2019 and 2018.

2.2	Consolidated financial statements

These consolidated financial statements of the company. and its subsidiaries were prepared in accordance with IFRS and represent its full, explicit and unreserved adoption.

These consolidated financial statements fairly reflect the Company’s financial position, as of December 31, 2019 and 2018 and, the comprehensive results of operations, changes in equity and cash flows occurring for the years ended December 31, 2019 and, 2018.

IFRS establish certain alternatives for their application, those applied by the Company are detailed in Notes 2 and 3.

The accounting policies used in the preparation of these consolidated annual accounts comply with each IFRS in force at their date of presentation.

As of December 31, 2019, at the close of these consolidated financial statements, certain reclassifications were made as of and for the year ended December 31, 2018, to correct the prior year presentation. These revisions were not considered material to the previously issued financial statements.

Items	Original balances reported as of December 31, 2018	Reclassification	Balances reclassified as of December 31, 2018
	ThUS$	ThUS$	ThUS$
Trade and other receivables, current	464,855	1,764	466,619
Trade receivables due from related parties, current	44,554	(1,764)	42,790
Other non-financial assets, current	49,186	(1,214)	47,972
Intangible assets other than goodwill	188,283	1,067	189,350
Goodwill	34,718	148	34,866
Cost of sales	(1,483,524)	(2,107)	(1,485,631)
Finance costs	(59,914)	2,107	(57,807)

2.3	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following:

(a)	Inventories are recorded at the lower of cost and net realizable value.

(b)	Financial derivatives at fair value.

(c)	Certain financial investments classified as available for sale measured at fair value with an offsetting entry in other comprehensive income.

Notes to the Consolidated Financial Statement December 31, 2019

2.4	Accounting pronouncements

New accounting pronouncements

(a)	The following standards, interpretations and amendments are mandatory for the first time for annual periods beginning on January 1, 2019:

Standards and Interpretations	Description	Mandatory for annual periods beginning on or after
IFRS 16 "Leases" - issued in January 2016	Establishes the standards to recognize, measure, present and disclose leases. IFRS 16 replaces IAS 17 and introduces a unique lessee accounting model that requires a lessee to recognize the assets and liabilities of all rental contracts with a term of over 12 months, unless the underlying asset is of low value. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, and early implementation is permitted for entities that apply IFRS 15, or before the date that IFRS 16 is initially implemented.	01-01-2019

IFRIC 23 "Uncertainty over Income Tax Treatments". Published in June 2016	This interpretation clarifies how to apply the recognition and measurement requirements in IAS 12, when there is uncertainty over income tax treatments.	01-01-2019

Amendments and improvements	Description	Mandatory for annual periods beginning on or after
Amendment to IFRS 9 “Financial Instruments”. Published in October 2017	The amendment permits more assets to be measured at amortized cost than under the previous version of IFRS 9, in particular some prepayable financial assets with negative compensation. The assets affected, which include some loans and debt securities, would otherwise have been measured at fair value through profit and loss (FVTPL). For them to qualify for amortized cost measurement, the negative compensation must be “reasonable compensation for early termination of the contract.”	01-01-2019

Amendment to IAS 28 “Investments in Associates and Joint Ventures” Published in October 2017	This amendment clarifies that companies should apply IFRS 9 to account for long-term interests in an associate or joint venture to which the equity method is not applied. The IASB Board has published an example that illustrates how companies should apply the requirements of IFRS 9 and IAS 28 to long-term interests in an associate or joint venture.	01-01-2019

Amendment to IFRS 3 “Business Combinations” - Published in December 2017	The amendment clarified that gaining control of a company that is a joint venture deals with a business combination that is achieved in stages. The acquirer must remeasure previously held interests in that business at fair value at the date of acquisition.	01-01-2019

Amendment to IFRS 11 “Joint Arrangements” - Published in December 2017.	The amendment clarified that when an entity obtains joint control of a business that is a joint operation, the entity does not remeasure previously held interests in that business.	01-01-2019

Amendment to IAS 12 “Income Tax” - Published in December 2017.	This modification clarified that the income tax consequences of dividends on financial instruments classified as equity should be recognized when the past transactions or events that generated distributable profits were originally recognized.	01-01-2019

Amendment to IAS 23 Borrowing Costs - Published in December 2017.	This amendment clarifies that the borrowing costs of specific borrowings that remain outstanding after the related qualifying asset is ready for intended use or for sale will be considered as part of the general borrowing costs of the entity.	01-01-2019

Amendment to IAS 19 “Employee Benefits” - Published in February 2018	The amendment requires entities to use updated assumptions to determine the current service cost and net interest for the remainder of the period after a modification, reduction or settlement of the plan; and to recognize in profit or loss as part of the cost of the past service, or a profit or loss in the settlement, any reduction in a surplus, even if that surplus was not previously recognized because it did not exceed the upper limit of the asset	01-01-2019

Management considers that the adoption of the aforementioned standards, amendments and interpretations did not significantly impact the company’s consolidated financial statements, except for IFRS 16, detailed in notes 4.2 and 14.4 f).

Notes to the Consolidated Financial Statement December 31, 2019

(b)	Standards, interpretations and amendments issued that had not become effective for financial statements beginning on January 1, 2019 and which the Company has not adopted early are as follows:

Standards and Interpretations	Description	Mandatory for annual periods beginning on or after
Amendment to IFRS 3 “Definition of a Business” - Published in October 2018	This amendment revises the definition of a business. Based on the feedback received by the IASB, the application of the current guidance is frequently seen as too complex, and results in too many transactions that qualify as business combinations.	01-01-2020

Amendment to IAS 1 “Presentation of Financial Statements” and “IAS 8” Accounting Policies, Changes in Accounting Estimates and Errors - Published in October 2018.	This amendment establishes a consistent definition of materiality in all the IFRCs and the Conceptual Framework for Financial Information; it clarifies the explanation of the definition of material; and it incorporates some of the guidelines in IAS 1 on immaterial information.	01-01-2020

Amendment to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”, Published in September 2014	These amendments address an inconsistency between the requirements in IFRS 10 and those in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not), A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary.	Undetermined

Amendments to IFRS 9, IAS 39 and IFRS 7 “Reform to the referential interest rate” Published in September 2019	These amendments provide certain simplifications in relation to the reform to the referential interest rates. These simplifications relate to hedge accounting and affect the IBOR reform, which generally shouldn’t result in the finalization of hedge accounting. However, any hedge ineffectiveness should continue to be recorded in the results	01-01-2020

Management believes that the adoption of the above standards, amendments and interpretations will not have a significant impact on the Company’s financial statements.

Notes to the Consolidated Financial Statement December 31, 2019

2.5	Basis of consolidation

(a)	Subsidiaries

The Company established control as the basis of consolidation of its financial statements. The Company controls a subsidiary when it is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary.

The consolidation of a subsidiary starts when the Group controls it and it is no longer included in the consolidation when this control is lost.

Subsidiaries are consolidated through a line by line method, adding items that represent assets, liabilities, income and expenses with a similar content, and eliminating operations between companies within the SQM Group.

Results for dependent companies acquired or disposed of during the period are included in the consolidated accounts from the date on which control is transferred to the SQM Group or until the date when this control ends, as relevant.

To account for an acquisition, of a business the Company uses the acquisition method. Under this method the acquisition cost is the fair value of assets delivered, equity securities issued, and incurred or assumed liabilities at the date of exchange. Assets, liabilities and contingencies identifiable assumed in a business combination are measured initially at fair value at the acquisition date. For each business combination, the Company will measure the non-controlling interest of the acquiree either at fair value or as proportional share of net identifiable assets of the acquire. For more information, please see Note 8.1.

Notes to the Consolidated Financial Statement December 31, 2019

(b)	Companies included in consolidation:

				Ownership interest
		Country of	Functional	As of December 31, 2019			As of December 31, 2018
TAX ID No.	Foreign subsidiaries	origin	currency	Direct	Indirect	Total	Total
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM North America Corp.	USA	US$	40.0000	60.0000	100.0000	100.0000
Foreign	SQM Europe N.V.	Belgium	US$	0.5800	99.4200	100.0000	100.0000
Foreign	Soquimich S.R.L. Argentina	Argentina	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Soquimich European Holding B.V.	Netherlands	US$	0.0000	100,0000	100.0000	100.0000
Foreign	SQM Corporation N.V.	Curacao	US$	0.0002	99.9998	100.0000	100.0000
Foreign	SQI Corporation N.V.	Curacao	US$	0.0159	99.98413	100.0000	100.0000
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	US$	0.0100	99.9900	100.0000	100.0000
Foreign	North American Trading Company	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Administración Y Servicios Santiago S.A. de C.V.	Mexico	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Perú S.A.	Perú	US$	0.0091	99.99093	100.0000	100.0000
Foreign	SQM Ecuador S.A.	Ecuador	US$	0.0040	99.9960	100.0000	100.0000
Foreign	SQM Nitratos México S.A. de C.V.	Mexico	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQMC Holding Corporation L.L.P.	USA	US$	0.1000	99.9000	100.0000	100.0000
Foreign	SQM Investment Corporation N.V.	Curacao	US$	1.0000	99.0000	100.0000	100.0000
Foreign	SQM Brasil Limitada	Brazil	US$	0.8400	99.1600	100.0000	100.0000
Foreign	SQM France S.A.	France	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Japan Co. Ltd.	Japan	US$	0.1597	99.8403	100.0000	100.0000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	1.6700	98.3300	100.0000	100.0000
Foreign	SQM Oceania Pty Limited	Australia	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Rs Agro-Chemical Trading A.V.V.	Aruba	US$	98.3333	1.6667	100.0000	100.0000
Foreign	SQM Colombia SAS	Colombia	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Australia PTY	Australia	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SACAL S.A. (1)	Argentina	ARS	0.0000	0.0000	0.0000	100.0000
Foreign	SQM Indonesia S.A.	Indonesia	US$	0.0000	80.0000	80.0000	80.0000
Foreign	SQM Virginia L.L.C.	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Italia SRL	Italy	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Comercial Caimán Internacional S.A.	Panama	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Africa Pty.	South Africa	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Lithium Specialties LLC	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Iberian S.A.	Spain	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Beijing Commercial Co. Ltd.	China	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Thailand Limited.	Thailand	US$	0.0000	99.9960	99.9960	99.9960
Foreign	SQM International N.V.	Belgium	US$	0.5800	99.4200	100.0000	100.0000
Foreign	SQM (Shanghai) Chemicals Co. Ltd.	China	US$	0.0000	100.0000	100.0000	100.0000

Notes to the Consolidated Financial Statement December 31, 2019

				Ownership interest
		Country of	Functional	As of December 31, 2019			As of December 31, 2018
TAX ID No.	Domestic subsidiaries	origin	currency	Direct	Indirect	Total	Total
96.801.610-5	Comercial Hydro S.A.	Chile	US$	0.0000	60.6383	60.6383	60.6383
96.651.060-9	SQM Potasio S.A.	Chile	US$	99.9999	0.0000	99.9999	99.9999
96.592.190-7	SQM Nitratos S.A.	Chile	US$	99.9999	0.0001	100.0000	100.0000
96.592.180-K	Ajay SQM Chile S.A.	Chile	US$	51.0000	0.0000	51.0000	51.0000
86.630.200-6	SQMC Internacional Ltda. (2)	Chile	Ch$	0.0000	0.0000	0.0000	60.6381
79.947.100-0	SQM Industrial S.A.	Chile	US$	99.0470	0.9530	100.0000	100.0000
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Ch$	1.0000	99.0000	100.0000	100.0000
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Ch$	1.0000	99.0000	100.0000	100.0000
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	0.0003	99.9997	100.0000	100.0000
79.768.170-9	Soquimich Comercial S.A.	Chile	US$	0.0000	60.6383	60.6383	60.6383
79.626.800-K	SQM Salar S.A.	Chile	US$	18.1800	81.8200	100.0000	100.0000
78.053.910-0	Proinsa Ltda. (3)	Chile	Ch$	0.0000	0.0000	0.0000	60.5800
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Ch$	0.0000	100.0000	100.0000	100.0000
76.425.380-9	Exploraciones Mineras S.A.	Chile	US$	0.2691	99.7309	100.0000	100.0000
76.064.419-6	Comercial Agrorama Ltda. (4)	Chile	Ch$	0.0000	42.4468	42.4468	42.4468
76.145.229-0	Agrorama S.A.	Chile	Ch$	0.0000	60.6387	60.6387	60.6387
76.359.919-1	Orcoma Estudios SPA	Chile	US$	51.0000	0.0000	51.0000	51.0000
76.360.575-2	Orcoma SPA	Chile	US$	100.0000	0.0000	100.0000	100.0000
76.686.311-9	SQM MaG SpA	Chile	US$	0.0000	100.0000	100.0000	100.0000

1) On June 26, 2019, SACAL was liquidated.

2) On March 01, 2019, SQMC Internacional merged with Soquimich Comercial S.A.

3) On April 01, 2019, Proinsa Ltda was liquidated.

4) Comercial Agrorama Ltda was consolidated as it is controlled through the subsidiary Soquimich Comercial S.A.

Notes to the Consolidated Financial Statement December 31, 2019

2.6	Investments in associates and joint ventures

(a)	Joint ventures

Investments in joint arrangements are classified as joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement.

With respect to joint operations, the Company recognizes its direct right to the assets, liabilities, income and expenses of the joint operation and its share of the jointly owned or incurred assets, liabilities, income and expenses.

(b)	Joint ventures and investments in associates

Interests in companies over which joint control is exercised (joint ventures) or where an entity has significant influence (associates) are recognized using the equity accounting method. Significant influence is presumed when the investor owns over 20% of the investee’s share capital. The investment is recognized using this method in the statement of financial position at cost plus changes subsequent to acquisition and includes the proportional share of the associate’s equity. For these purposes, the percentage interest in the associate is used. The associated acquired goodwill is included in the investee’s book value and is not amortized. The debit or credit to the income statement reflects the proportional share of the profit or loss of the associate.

Unrealized gains from transactions with subsidiaries or associates are eliminated in accordance with the Company's percentage interest in such entities. Any unrealized losses are also eliminated, unless that transaction provides evidence that the transferred asset is impaired.

Changes in associate’s equity are recognized proportionally with a charge or credit to "Other Reserves" and are classified according to their origin. The reporting dates of the associate, the Company and related policies are similar for equivalent transactions and events in similar circumstances. In the event that significant influence is lost, or the investment is sold, or held for sale, the equity method is suspended, until the proportional part of the gain or loss is recognized. If the resulting value under the equity method is negative, the share of profit or loss is reflected as zero in the consolidated financial statements, unless there is a commitment by the Company to restore the capital position of the Company, in which case the related risk provision and expense are recorded.

Dividends received by these companies are recorded by reducing the value of the investment, and the proportional part of the gain or loss recognized in accordance with the equity method is included in the consolidated income statement under "Share of Gains (Losses) of Associates and Joint Ventures Accounted for Using the Equity Method''.

Notes to the Consolidated Financial Statement December 31, 2019

Note 3	Significant accounting policies

3.1	Classification of balances as current and non-current

In the attached consolidated statement of financial position, balances are classified in consideration of their recovery (maturity) dates; i.e., those maturing within a period equal to or less than 12 months are classified as current counted from the closing date of the consolidated financial statements and those with maturity dates exceeding the aforementioned period are classified as non-current.

The exception to the foregoing relates to deferred taxes, which are classified as non-current, regardless of the maturity they have.

3.2	Functional and presentation currency

The Company’s consolidated financial statements are presented in United States dollars, which is the Company’s functional and presentation currency and is the currency of the main economic environment in which it operates.

Consequently, the term foreign currency is defined as any currency other than the U.S. dollar.

The consolidated financial statements are presented in thousands of United States dollars without decimals.

3.3	Foreign currency translation

(a)	SQM group entities:

The revenue, expenses, assets and liabilities of all entities that have a functional currency other than the presentation currency are converted to the presentation currency as follows:

-	Assets and liabilities are converted at the closing exchange rate prevailing on the reporting date.

-	Revenues and expenses of each profit or loss account are converted at monthly average exchange rates.

-	All resulting foreign currency translation gains and losses are recognized as a separate component in translation reserves.

In consolidation, foreign currency differences arising from the translation of a net investment in foreign entities are recorded in equity “other reserves”, At the date of disposal, such foreign currency translation differences are recognized in the statement of income as part of the gain or loss from the sale.

Notes to the Consolidated Financial Statement December 31, 2019

The main exchange rates and UF used to translate monetary assets and liabilities, expressed in foreign currency at the end of each period in respect to U.S. dollars, are as follows:

Currencies	As of December 31, 2019	As of December 31, 2018
	US$	US$
Brazilian real	4.02	3.87
New Peruvian sol	3.31	3.37
Argentine peso	59.83	37.74
Japanese yen	108.9	110.38
Euro	0.89	0.87
Mexican peso	18.89	19.68
Australian dollar	1.43	1.42
Pound Sterling	0.76	0.79
South African rand	14.06	14.35
Ecuadorian dollar	1.00	1.00
Chilean peso	748.74	694.77
Chinese yuan	6.98	6.88
Indian rupee	71.31	69.93
Thai Baht	29.97	32.53
Turkish lira	5.94	5.27
Polish Zloty	3.79	-
UF(*)	37.81	39.68

(*) US$ per UF

(b)	Transactions and balances

Non-monetary transactions in currencies other than the functional currency (Dollar) are translated to the respective functional currencies of Group entities at the exchange rate on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. All differences are recorded in the statement of income except for all monetary items that provide an effective hedge for a net investment in a foreign operation. These items are recognized in other comprehensive income on the divestment, when they are recognized in the statement of income. Charges and credits attributable to foreign currency translation differences on those hedge monetary items are also recognized in other comprehensive income.

Non-monetary assets and liabilities that are measured at historical cost in a foreign currency are retranslated to the functional currency at the historical exchange rate of the transaction. Non-monetary items that are measured based on fair value in a foreign currency are translated using the exchange rate at the date on which the fair value is determined.

Notes to the Consolidated Financial Statement December 31, 2019

3.4	Consolidated statement of cash flows

Cash equivalents correspond to highly liquid short-term investments that are easily convertible into known amounts of cash. and subject to insignificant risk of changes in their value and mature in less than three months from the date of acquisition of the instrument.

For the purposes of the statement of cash flows, cash and cash equivalents comprise cash and cash equivalents as defined above.

The statement of cash flows present cash transactions performed during the year, determined using the direct method.

3.5	Financial assets

Management determines the classification of its financial assets, in accordance with the provisions of IFRS 9, at fair value (either through other comprehensive income, or through profits or losses), and at amortized cost. The classification depends on the business model of the entity to manage the financial assets and the contractual terms of the cash flows.

In the initial recognition, the Company measures its financial assets at fair value more or less, in the case of a financial asset that is not accounted for at fair value through profit or loss, the transaction costs that are directly attributable to the acquisition of the financial asset. In the case account receivables and other accounts receivables, the transaction price at the initial recognition is measured in accordance with the provisions of IFRS 15.

After initial recognition, the Company measures its financial assets according to the Company's business model for managing its financial assets and the contractual terms of its cash flows:

(a)	Financial instruments measured at amortized cost, Financial assets that meet the following conditions are included in this category (i) the business model that supports it aims to maintain the financial assets to obtain the contractual cash flows and (ii) the Contractual conditions of the financial asset give place, on specified dates, to cash flows that are only payments of the principal and interest on the outstanding principal amount. The Company’s financial assets that meet these conditions are: (iii) cash equivalents; (iv) related entity receivables; (v) trade debtors; (vi) other receivables.

Notes to the Consolidated Financial Statement December 31, 2019

(b)	Financial instruments at fair value A financial asset should be measured at fair value through profit or loss or fair value through other comprehensive income, depending on the following:

(i)	"Fair Value Through Other Comprehensive Income": Assets held to collect contractual cash flows and to be sold, where the asset cash flows are only capital and interest payments, are measured at fair value through other comprehensive income. Changes in book values are through other comprehensive income, except for the recognition of impairment losses, interest income and exchange gains and losses, which are recognized in the income statement. When a financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to the income statement. Interest income from these financial assets is included in financial income using the effective interest method. Exchange gains and losses are presented in the income statement and impairment losses are separately presented in the income statement.
(ii)	"Fair Value Through Profit and Loss": Assets that do not meet the amortized cost or "Fair Value Through Other Comprehensive Income" criteria are valued at "Fair Value Through Profit and Loss".

(c)	Financial equity assets at fair value through other comprehensive income. Equity instruments that are not classified as held for trading and which the Group has irrevocably chosen to recognize in this category

Prior to 2018, The Company evaluated at the date of each report, whether there was objective evidence that any asset or group of financial assets presented any impairment. An asset or group of financial assets presented a deterioration, if and only if, there was objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset or group of these. In order to recognize impairment, the loss event must have an impact on the estimation of future flows of the asset or groups of financial assets.

Beginnings 2018, The Company evaluates expected credit losses associated with its debt instruments carried at amortized cost and fair value through other comprehensive income. The impairment method used depends on whether there has been a significant increase in credit risk.

The Company applies the IFRS 9 simplified approach to measure expected credit losses using the lifetime expected loss on all trade receivables. Expected credit losses are measured by grouping receivables by their shared credit risk characteristics and days overdue.

Therefore, the Company has concluded that the expected loss rates for trade receivables are a reasonable approximation of the loss rates for these assets. Expected loss rates are based on sales payment profiles and historical credit losses within this period. Historical loss rates are adjusted to reflect current and expected information regarding macroeconomic factors that affect the ability of customers to meet their commitments.

Notes to the Consolidated Financial Statement December 31, 2019

3.6	Accounting policy for financial liabilities

Management determines the classification of its financial liabilities, in accordance with the provisions of IFRS 9, at fair value or at amortized cost. The classification depends on the business model of the entity to manage the financial assets and the contractual terms of the cash flows.

At the initial recognition, the Company measures its financial liabilities by their fair value more or less, in the case of a financial liability that is not accounted for at fair value through profit or loss, the transaction costs that are directly attributable to the acquisition of the financial liability. After initial recognition, the Company measures its financial liabilities at amortized cost unless the Company, at the initial moment, irrevocably designates the financial liability as measured at fair value through profit or loss.

Financial liabilities measured at amortized cost are commercial accounts payable and other accounts payable and other financial liabilities.

Valuation at amortized cost is made using the effective interest rate method. Amortized cost is calculated by considering any premium or discount on the acquisition and includes transaction costs that are an integral part of the effective interest rate.

Financial liabilities are recorded as not current when they mature in more than 12 months and as current when they mature in less than 12 months. Interest expenses are recorded in the period in which they are accrued, according to a financial criterion.

3.7	Reclassification of financial instruments

When the Company changes its business model for managing financial assets, it will reclassify all its financial assets affected by the new business model. Financial liabilities cannot be reclassified.

3.8	Financial instrument derecognition

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred; and the control of the financial assets has not been retained.

The Company derecognizes a financial liability when its contractual obligations or a part of these are discharged, paid to the creditor or legally extinguished.

3.9	Derivative and hedging financial instruments

Derivatives are recognized initially at fair value as of the date on which the derivatives contract is signed and, they are subsequently assessed at fair value. The method for recognizing the resulting gain or loss depends on whether the derivative has been designated as an accounting hedge instrument and, if so, it depends on the type of hedging, which may be as follows:

a)	Fair value hedge of assets and liabilities recognized (fair value hedges);

b)	Hedging of a single risk associated with an asset or liability recognized or a highly probable forecast transaction (cash flow hedge).

At the beginning of the transaction, the Company documents the relationship that exists between hedging instruments and those items hedged, as well as their objectives for risk management purposes and the strategy to conduct different hedging operations.

Notes to the Consolidated Financial Statement December 31, 2019

The Company also documents its evaluation both at the beginning and at the end of each period if the derivatives used in hedging transactions are highly effective to offset changes in the fair value or in cash flows of hedged items.

The fair value of derivative instruments used for hedging purposes is shown in Note 14.3. Changes in the cash flow hedge reserve are classified as a non-current asset or liability if the remaining expiration period of the hedged item is more than 12 months, and as a current asset or liability if the remaining expiration period of the entry is less than 12 months.

Derivatives that are not designated or do not qualify as hedging derivatives are classified as current assets or liabilities, and changes in the fair value are directly recognized through profit or loss.

a)	Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gain or loss relating to the effective portion of interest rate swaps that hedge fixed rate borrowings is recognized in profit or loss within finance costs, together with changes in the fair value of the hedged fixed rate borrowings attributable to interest rate risk. The gain or loss relating to the ineffective portion is recognized in profit or loss within other income or other expenses. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to profit or loss over the period to maturity using a recalculated effective interest rate.

b)	Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is initially recognized with a debit or credit to other comprehensive income, while any ineffective portion is immediately recognized with a debit or credit to income, as appropriate.

When a hedging instrument expires, or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in equity at that time remains in equity until the forecast transaction occurs, resulting in the recognition of a non-financial asset such as inventory. When the forecast transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging that were reported in equity are immediately reclassified to profit or loss.

Notes to the Consolidated Financial Statement December 31, 2019

3.10	Derivative financial instruments not considered as hedges

Derivative financial instruments not considered as hedges are recognized at fair value with the effect in the results of the year. The Company has derivative financial instruments to hedge foreign currency risk exposure.

The Company continually evaluates the existence of embedded derivatives in both its contracts and in its financial instruments. As of December 31, 2019, and 2018, the Company does not have any embedded derivatives.

3.11	Deferred acquisition costs from insurance contracts

Acquisition costs from insurance contracts are classified as prepayments and correspond to insurance contracts in force, recognized using the straight-line method and on an accrual basis independent of payment date. These are recognized under other non-financial assets.

3.12	Classification Leases

Below are accounting policies applied by the Company prior to the adoption of IFRS 16:

(a)	Lease - Finance lease

Leases are classified as finance leases when the Company substantially owns all the risks and rewards inherent in the ownership of the asset. Finance leases are capitalized at the commencement of the lease term at the lower of the fair value of the leased asset and the present value of the minimum lease payments.

Each finance lease payment is apportioned between the liability and the finance charges so as to obtain the constant rate of interest on the remaining balance of the liability. The respective lease obligations, net of finance charges, are included in other non-current liabilities. The interest part of the finance cost is charged to the consolidated financial statements for the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability for each year.

(b)	Lease - Operating lease

Leases where the lessor retains a significant part of the risks and benefits derived from the property are classified as operating leases. Operating lease payments (net of any incentive received by the lessor) should be recognized as an expense in the income statement or capitalized (as appropriate) over the lease term on a straight-line basis.

Below are the Company’s new accounting policies after the adoption of IFRS 16 on January 1, 2019. These have been applied since the initial date of application:

(i)	Right-of-use assets

The Company recognizes right-of-use assets on the initial lease date (i.e., the date on which the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, adjusted by any new measurement of the lease liability. The cost of right-of-use assets includes the amount of recognized lease liabilities, direct initial costs incurred and lease payments made on the start date or sooner, less the lease incentives received. Unless the Company is reasonably sure it will take ownership of the leased asset at the end of the lease period, the assets recognized through right-of-use are depreciated in a straight line during the shortest period of their estimated useful life and lease period. Right-of-use assets are subject to impairment as per “IAS 36 Impairment of Assets”.

Notes to the Consolidated Financial Statement December 31, 2019

(ii)	Lease liabilities

On the lease start date, the Company recognizes lease liabilities measured at present value of lease payments that will be made during the lease period (which haven’t been paid by that date). Lease payments include fixed payments (including payments that are essentially fixed), less incentives for lease receivables, variable lease payments that are dependent on an index or rate and amounts that are expected to be paid as guaranteed residual value. Lease payments also include the exercise price of a purchase option if the Company is reasonably sure it will exercise this and penalty payments for terminating a lease, if the lease period reflects that the Company will exercise the option to terminate. Variable lease payments that are not dependent on an index or rate are recognized as expenses in the period that produces the event or condition that triggers payment.

When calculating the present value of lease payments, the Company uses the incremental borrowing rate on the initial lease date if the interest rate implicit in the lease cannot be determined easily. After the start date, the lease liability balance will increase to reflect the accumulation of interest and will diminish as lease payments are made. Furthermore, the book value of lease liabilities is remeasured in the event of an amendment, a change in the lease period, a change in the fixed lease payments in substance or a change in the assessment to buy the underlying asset.

(iii)	Short-term leases and low-value asset leases

The Company applies the short-term lease recognition exemption to leases with a lease term of 12 months or less starting on the start date and that don’t have a purchase option. It also applies the low-value asset lease recognition exemptions (i.e., when the underlying asset is below USD$ 5,000). Lease payments in short-term leases and low-value asset leases are recognized as lineal expenses during the lease term.

(iv) Significant judgments in the determination of the lease term for contracts with renewal options

The Company determines the lease term as the non-cancellable period of the lease, together with periods covered by an option to extend the lease if it is reasonably certain that this will be exercised, or any period covered by an option to terminate the lease, if it is reasonably certain that this will not be exercised.

The Company has the option, under some of its leases, to lease assets for additional terms. The Company applies its judgment when assessing whether it is reasonably certain that it will exercise the option to renovate. In other words, it considers all the relevant factors that create an economic incentive for it to exercise the option to renovate. After the start date, the Company reevaluates the lease term if there is a significant event or change in the circumstances that are under its control and affect its capacity to exercise (or not exercise) the option to renovate.

Notes to the Consolidated Financial Statement December 31, 2019

3.13	Inventory measurement

The method used to determine the cost of inventories is the weighted average monthly cost of warehouse storage. In determining production costs for own products, the company includes the costs of labor, raw materials, materials and supplies used in production, depreciation and maintenance of the goods that participate in the production process, the costs of product movement necessary to maintain stock on location and in the condition in which they are found, and also includes the indirect costs of each task such as laboratories, process and planning areas, and personnel expenses related to production, among others.

For finished and in-process products, the company has four types of provisions, which are reviewed quarterly:

(a)	Provision associated with the lower value of stock: The provision is directly identified with the product that generates it and involves three types: (i) provision of lower realizable value, which corresponds to the difference between the inventory cost of intermediary or finished products, and the sale price minus the necessary costs to bring them to the same conditions and location as the product with which they are compared; (ii) provision for future uncertain use that corresponds to the value of those products in process that are likely not going to be used in sales based on the company’s long-term plans; (iii) reprocessing costs of products that are unfeasible for sale due to current specifications.

(b)	Provision associated with physical differences in inventory: A provision is made for differences that exceed the tolerance considered in the respective inventory process (production units in Chile and the port of Tocopilla carry out at least two inventories a year, the business subsidiaries depend on the last zero ground obtained, but in general it is at least once a year), these differences are recognized immediately.

(c)	Potential errors in the determination of stock: The company has an algorithm that is reviewed at least once a year and corresponds to diverse percentages assigned to each inventory based on the product, location, complexity involved in the associated measurement, rotation and control mechanisms.

(d)	Provisions undertaken by business subsidiaries: these are historical percentages that are adjusted as zero ground is attained based on normal inventory management.

Inventories of raw materials, materials and supplies for production are recorded at acquisition cost. Cyclical inventories are performed in warehouses, as well as general inventories every three years, Differences are recognized at the moment they are detected. The company has a provision that makes quarterly calculations from percentages associated with each type of material (classification by warehouse and rotation), these percentages use the lower value resulting from deterioration or obsolescence as well as potential losses. This provision is reviewed at least annually, and considers the historical profit and loss obtained in the inventory processes.

Notes to the Consolidated Financial Statement December 31, 2019

3.14	Transactions with non-controlling interests

Non-controlling interests are recorded in the consolidated statement of financial position within equity but separate from equity attributable to the owners of the Parent.

3.15	Related party transactions

Transactions between the Company and its subsidiaries are part of the Company’s normal operations within its scope of business activities. Conditions for such transactions are those normally effective for those types of operations with regard to terms and market prices. These transactions have been eliminated in consolidation, and, the maturity conditions vary according to the originating transaction.

3.16	Property, plant and equipment

Property, plant and equipment assets are stated at acquisition cost, net of the related accumulated depreciation, amortization and impairment losses that they might have experienced.

In addition to the price paid for the acquisition of tangible property, plant and equipment, the Company has considered the following concepts as part of the acquisition cost, as applicable:

(a)	Accrued interest expenses during the construction period that are directly attributable to the acquisition, construction or production of qualifying assets, which are those that require a substantial period prior to being ready for use. The interest rate used is that related to the project’s specific financing or, should this not exist, the average financing rate of the investor company.

(b)	The future costs that the Company will have to experience, related to the closure of its facilities at the end of their useful life, are included at the present value of disbursements expected to be required to settle the and its subsequent variation is recorded directly in results.

Having initially recognized provisions for closure and refurbishment, the corresponding cost is capitalized as an asset in “Property, plant and equipment” and amortized in line with the amortization criteria for the associated assets.

Construction-in-progress is transferred to property, plant and equipment in operation once the assets are available for use and the related depreciation and amortization begins on that date.

Extension, modernization or improvement costs that represent an increase in productivity, ability or efficiency or an extension of the useful lives of property, plant and equipment are capitalized as a higher cost of the related assets. All the remaining maintenance, preservation and repair expenses are charged to expense as they are incurred.

The replacement of assets, which increase the asset’s useful life or its economic capacity, are recorded as a higher value of property, plant and equipment with the related derecognition of replaced or renewed elements.

Gains or losses which are generated from the sale or disposal of property, plant and equipment are recognized as income (or loss) in the period and calculated as the difference between the asset’s sales value and its net carrying value.

Costs derived from the daily maintenance of property, plant and equipment are recognized when incurred.

Right-of-use assets (IFRS 16) are recognized in the “property, plant and equipment” line item and are classified within this based on the underlying asset class.

Notes to the Consolidated Financial Statement December 31, 2019

3.17	Depreciation of property, plant and equipment

Property, plant and equipment are depreciated through the straight-line distribution of cost over the estimated technical useful life of the asset, which is the period in which the Company expects to use the asset. When components of one item of property, plant and equipment have different useful lives, they are recorded as separate assets. Useful lives are reviewed on an annual basis.

Fixed assets associated with the Salar de Atacama consider useful life to be the lesser value between the technical useful life and the years remaining until 2030.

In the case of certain mobile equipment, depreciation is performed depending on the hours of operation.

The useful lives used for the depreciation and amortization of assets included in property, plant and equipment in years are presented below:

Classes of property, plant and equipment	Minimum life or rate (years)	Maximum life or rate (years)	life or average rate in years
Mining assets	3	10	5
Energy generating assets	5	10	6
Buildings	3	15	8
Supplies and accessories	2	10	3
Office equipment	5	5	5
Transport equipment	2	2	2
Network and communication equipment	2	10	5
IT equipment	2	8	5
Machinery, plant and equipment	1	15	7
Other property, plant and equipment	1	10	5

3.18	Goodwill

Goodwill acquired represents the excess in acquisition cost on the fair value of the Company's ownership of the net identifiable assets of the subsidiary on the acquisition date. Goodwill acquired related to the acquisition of subsidiaries is included in goodwill, which is subject to impairment tests annually or more frequently if events or changes in circumstances indicate that it might be impaired and is stated at cost less accumulated impairment losses. Gains and losses related to the sale of an entity include the carrying value of goodwill related to the entity sold.

This intangible asset is assigned to cash-generating units with the purpose of testing impairment losses. It is allocated based on cash-generating units expected to obtain benefits from the business combination from which the aforementioned goodwill acquired arose.

Notes to the Consolidated Financial Statement December 31, 2019

3.19	Intangible assets other than goodwill

Intangible assets other than goodwill mainly relate to water rights, emission rights, commercial brands, costs for rights of way for electricity lines, license costs and the development of computer software and mining property and concession rights, client portfolio and commercial agent.

(a)	Water rights

Water rights acquired by the Company relate to water from natural sources and are recorded at acquisition cost. Given that these assets represent legal rights granted in perpetuity to the Company, they are not amortized, but are subject to annual impairment tests.

(b)	Rights of way for electric lines

As required for the operation of industrial plants, the Company has paid rights of way in order to install wires for the different electric lines on third party land. These rights are presented under intangible asset. Amounts paid are capitalized at the date of the agreement and amortized in the statement of income, according to the life of the right of way.

(c)	Computer software

Licenses for IT programs acquired are capitalized based on their acquisition and customization costs. These costs are amortized over their estimated useful lives.

Expenses related to the development or maintenance of IT programs are recognized as an expense as and when incurred. Costs directly related to the production of unique and identifiable IT programs controlled by the Group, and which will probably generate economic benefits that are higher than its costs during more than a year, are recognized as intangible assets. Direct costs include the expenses of employees who develop information technology software and general expenses in accordance with corporate charges received.

The costs of development for IT programs are recognized as assets are amortized over their estimated useful lives.

(d)	Mining property and concession rights

The Company holds mining property and concession rights from the Chilean and Australian Governments. Property rights are usually obtained at no initial cost (other than the payment of mining patents and minor recording expenses) and once the rights on these concessions have been obtained, they are retained by the Company while annual patents are paid. Such patents, which are paid annually, are recorded as prepaid assets and amortized over the following twelve months. Amounts attributable to mining concessions acquired from third parties that are not from the Chilean Government are recorded at acquisition cost within intangible assets.

(e)	Client portfolio

The period for exploiting these portfolios is limited so they are considered assets with a definite useful life and are therefore subject to amortization.

Notes to the Consolidated Financial Statement December 31, 2019

3.20	Research and development expenses

Research and development expenses are charged to profit or loss in the period in which the expenditure was incurred.

3.21	Exploration and evaluation expenses

The Company holds mining concessions for exploration and exploitation of ore, the Company gives the following treatment to expenses associated with exploration and assessment of these resources:

(a)	Caliche

Once the rights have been obtained, the Company records the disbursements directly associated with the exploration and assessment of the deposit as an at cost asset. These disbursements include the following items: Geological surveys, drilling, borehole extraction and sampling, activities related to the technical assessment and commercial viability of the extraction, and in general, any disbursement directly related to specific projects where the objective is to find ore resources.

If the technical studies determine that the ore grade is not economically viable, the asset is directly charged to profit and loss. If determined otherwise, the asset described above is associated with the extractable ore tonnage which is amortized as it is used. These assets are presented in the “other non-current assets category”, reclassifying the portion related to the area to by extracted that year as inventories.

(b)	Metal exploration

Expenses related to metal exploration are charged to profit or loss in the period in which they are recognized if the project assessed doesn't qualify for consideration as advanced exploration. Otherwise, these are amortized during the development stage.

(c)	Salar de Atacama exploration

Salar de Atacama exploration expenses are presented as non-current assets as the property, plant and equipment category and correspond mainly to wells that can also be used in the extraction of the deposit and/or monitoring. These are amortized over 10 years, otherwise, they are amortized during the development stage.

(d)	Mount Holland exploration

Mount Holland exploration expenses are presented as of December 31, 2018 in non-current assets under "Other Non-Financial Non-Current Assets". As of January 1, 2019 they have been incorporated into Property, Plant and Equipment, specifically in Constructions in progress and primarily consider exploration boreholes and complementary studies for the lithium ore study of the area. These expenses will begin to be amortized in the development stage.

3.22	Impairment of non-financial assets

Assets subject to depreciation and amortization are also subject to impairment testing, provided that an event or change in the circumstances indicates that the amounts in the accounting records may not be recoverable. An impairment loss is recognized for the excess of the book value of the asset over its recoverable amount.

For assets other than purchased goodwill, the Group annually assesses whether there is any indication that a previously recognized impairment loss may no longer exist or may have decreased. Should such indications exist, the recoverable amount is estimated.

Notes to the Consolidated Financial Statement December 31, 2019

The recoverable amount of an asset is the higher between the fair value of an asset or cash generating unit (“CGU”) less costs of sales and its value in use, and is determined for an individual asset unless the asset does not generate any cash inflows that are clearly independent from other assets or groups of assets

In evaluating value in use, estimated future cash flows are discounted using a pre-tax discount rate that reflects current market assessment, the value of money over time and the specific asset risks.

To determine the fair value less costs to sell, an appropriate valuation model is used.

Impairment losses from continuing operations are recognized with a debit to profit or loss in the categories of expenses associated with the impaired asset function, except for properties reevaluated previously where the revaluation was taken to equity.

For assets other than acquired goodwill, an annual evaluation is carried out to determine whether any previously recognized impairment losses have already decreased or ceased to exist. If this should be the case, the recoverable amount is estimated. A previously recognized impairment loss is only reversed if there have been changes in the estimates used to determine the asset’s recoverable amount since the last time an impairment loss was recognized. If this is the case, the carrying value of the asset is increased to its recoverable amount. This increased amount cannot exceed the carrying value that would have been determined, net of depreciation, if an asset impairment loss had not been recognized in prior years. This reversal is recognized with a credit to profit or loss.

Assets with indefinite lives are assessed for impairment annually.

3.23	Minimum dividend

As required by Chilean law and regulations, our dividend policy is decided upon from time to time by our Board of Directors and is announced at the Annual Ordinary Shareholders’ Meeting, which is generally held in April of each year. Shareholder approval of the dividend policy is not required. However, each year the Board must submit the declaration of the final dividend or dividends in respect of the preceding year, consistent with the then-established dividend policy, to the Annual Ordinary Shareholders’ Meeting for approval. As required by the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued shares, we must distribute a cash dividend in an amount equal to at least 30% of our consolidated net income for that year (determined in accordance with CMF regulations), unless and to the extent the Company has a deficit in retained earnings. (See Note 20.4)

3.24	Earnings per share

The basic earnings per share amounts are calculated by dividing the profit for the year attributable to the ordinary owners of the parent by the weighted average number of ordinary shares outstanding during the year. (See Note 21)

The Company has not conducted any type of operation of potential dilutive effect that would entail the disclosure of diluted earnings per share.

3.25	Borrowing cost

The cost of interest is recognized as an expense in the year in which it is incurred, except for interest that is directly related to the acquisition and construction of tangible property, plant and equipment assets and that complies with the requirements of IAS 23.

The Company capitalizes all interest costs directly related to the construction or to the acquisition of property, plant and equipment, which require a substantial time to be suitable for use.

Notes to the Consolidated Financial Statement December 31, 2019

3.26	Other provisions

Provisions are recognized when:

•	The Company has a present obligation or constructive obligation as the result of a past event.
•	It is more likely than not that certain resources must be used, including benefits, to settle the obligation.
•	A reliable estimate can be made of the amount of the obligation.

In the event that the provision or a portion of it is reimbursed, the reimbursement is recognized as a separate asset solely if there is certainty of income.

In the consolidated statement of income, the expense for any provision is presented net of any reimbursement.

Should the effect of the value of money over time be significant, provisions are discounted using a discount rate before tax that reflects the liability’s specific risks. When a discount rate is used, the increase in the provision over time is recognized as a finance cost.

The Company’s policy is to maintain provisions to cover risks and expenses based on a better estimate to deal with possible or certain and quantifiable responsibilities from current litigation, compensations or obligations, pending expenses for which the amount has not yet been determined, collaterals and other similar guarantees for which the Company is responsible. These are recorded at the time the responsibility or the obligation that determines the compensation or payment is generated.

3.27	Obligations related to employee termination benefits and pension commitments

Obligations towards the Company’s employees comply with the provisions of the collective bargaining agreements in force, which are formalized through collective employment agreements and individual employment contracts, except for the United States, which is regulated in accordance with employment plans in force up to 2002. (See more details in Note 18.4).

These obligations are valued using actuarial calculations, according to the projected unit credit method which considers such assumptions as the mortality rate, employee turnover, interest rates, retirement dates, effects related to increases in employees’ salaries, as well as the effects on variations in services derived from variations in the inflation rate. The criteria in force contained in the revised IAS 19 are also considered.

Actuarial gains and losses that may be generated by variations in defined, pre-established obligations are directly recorded in other comprehensive income.

Actuarial losses and gains have their origin in deviations between the estimate and the actual behavior of actuarial assumptions or in the reformulation of established actuarial assumptions.

The discount rate used by the Company for calculating the obligation was 3.680% and 4.642% for the periods ended December 31, 2019 and, 2018, respectively.

The Company’s subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation using a net salary progressive rate net of adjustments for inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 4% interest rate for 2019 and 3.75% for 2018. The net balance of this obligation is presented under the non-current provisions for employee benefits (refer to Note 18.4).

3.28	Compensation plans

Compensation plans implemented through benefits provided in share-based payments settled in cash are recognized in the financial statements at their fair value, in accordance with International Financial Reporting Standards No. 2 "Share-based Payments”. Changes in the fair value of options granted are recognized with a charge to payroll on a straight-line basis during the period between the date on which these options are granted and the payment date (see Note 18.6).

Notes to the Consolidated Financial Statement December 31, 2019

3.29	Revenue recognition

Revenue includes the fair value of considerations received or receivable for the sale of goods and services during the performance of the Company's activities. Revenue is presented net of value added tax, estimated returns, rebates and discounts and after the elimination of sales among subsidiaries.

Revenues are recognized when the specific conditions for each income stream are met, as follows:

(a)	Sale of goods

The sale of goods is recognized when the Company has delivered products to the customer, and there is no obligation pending compliance that could affect the acceptance of products by the customer. The delivery does not occur until products have been shipped to the customer or confirmed as received by the customer, and the related risks of obsolescence and loss have been transferred to the customer and the customer has accepted the products in accordance with the conditions established in the sale, when the acceptance period has ended, or when there is objective evidence that those criteria required for acceptance have been met.

Sales are recognized in consideration of the price set in the sales agreement, net of volume discounts and estimated returns at the date of the sale. Volume discounts are evaluated in consideration of annual foreseen purchases and in accordance with the criteria defined in agreements.

(b)	Sale of services

Revenue associated with the rendering of services is recognized considering the degree of completion of the service as of the date of presentation of the consolidated classified statement of financial position, provided that the result from the transaction can be estimated reliably.

(c)	Income from dividends

Income from dividends is recognized when the right to receive the payment is established.

3.30	Finance income and finance costs

Finance income is mainly composed of interest income from financial instruments such as term deposits and mutual fund deposits. Interest income is recognized in profit or loss at amortized cost, using the effective interest rate method.

Finance costs are mainly composed of interest on bank borrowing expenses, interest on bonds issued and interest capitalized for borrowing costs for the acquisition, construction or production or qualifying assets. Borrowing costs and bonds issued are also recognized in profit or loss using the effective interest rate method.

For finance costs accrued during the construction period that are directly attributable to the acquisition, construction or production of qualifying assets, the effective interest rate related to the project’s specific financing is used. If none exists, the average financing rate of the subsidiary making the investment is used.

Borrowing and financing costs that are directly attributable to the acquisition, construction or production of an asset are capitalized as part of that asset’s cost.

Notes to the Consolidated Financial Statement December 31, 2019

3.31	Current income tax and deferred

Corporate income tax for the year is determined as the sum of current taxes from the different consolidated companies.

Current taxes are based on the application of the various types of taxes attributable to taxable income for the year.

Differences between the book value of assets and liabilities and their tax basis generate the balance of deferred tax assets or liabilities, which are calculated using the tax rates expected to be applicable when the assets and liabilities are realized.

In conformity with current tax regulations, the provision for corporate income tax and taxes on mining activity is recognized on an accrual basis, presenting the net balances of accumulated monthly tax provisional payments for the fiscal period and associated credits. The balances of these accounts are presented in current income taxes recoverable or current taxes payable, as applicable.

Tax on companies and variations in deferred tax assets or liabilities that are not the result of business combinations are recorded in the statement of income accounts or equity accounts in the consolidated statement of financial position, considering the origin of the gains or losses which have generated them.

At each reporting period, the carrying amount of deferred tax assets has been reviewed and reduced to the extent where there will not be sufficient taxable income to allow the recovery of all or a portion of the deferred tax assets. Likewise, as of the date of the consolidated financial statements, deferred tax assets that are not recognized were evaluated and not recognized as it was more likely than not that future taxable income will allow for recovery of the deferred tax asset.

With respect to deductible temporary differences associated with investments in subsidiaries, associated companies and interest in joint ventures, deferred tax assets are recognized solely provided that it is more. likely than not that the temporary differences will be reversed in the near future and that there will be taxable income with which they may be used.

The deferred income tax related to entries directly recognized in equity is recognized with an effect on equity and not with an effect on profit or loss.

Deferred tax assets and liabilities are offset if there is a legally receivable right of offsetting tax assets against tax liabilities and the deferred tax is related to the same tax entity and authority.

3.32	Segment reporting

IFRS 8 requires that companies adopt a management approach to disclose information on the operations generated by its operating segments. In general, this is the information that management uses internally for the evaluation of segment performance and making the decision on how to allocate resources for this purpose.

An operating segment is a group of assets and operations responsible for providing products or services subject to risks and performance that are different from those of other business segments. A geographical segment is responsible for providing products or services in a given economic environment subject to risks and performance that are different from those of other segments operating in other economic environments.

Allocation of assets and liabilities, to each segment is not possible given that these are associated with more than one segment, except for depreciation, amortization and impairment of assets, which are directly allocated in accordance with the criteria established in the costing process for product inventories to the corresponding segments.

The following operating segments have been identified by the Company:

•	Specialty plant nutrients
•	Industrial chemicals
•	Iodine and derivatives

Notes to the Consolidated Financial Statement December 31, 2019

•	Lithium and derivatives
•	Potassium
•	Other products and services

3.33	Primary accounting criteria, estimates and assumptions

Management is responsible for the information contained in these consolidated financial statements, which expressly indicate that all the principles and criteria included in IFRS, as issued by the (IASB), have been applied in full.

In preparing the consolidated financial statements of Sociedad Química y Minera de Chile S.A. and its subsidiaries, Management has made judgments and estimates to quantify certain assets, liabilities, revenues, expenses and commitments included therein, Basically, these estimates refer to:

•	Estimated useful lives are determined based on current facts and past experience and take into consideration the expected physical life of the asset, the potential for technological obsolescence, and regulations. (See Notes 3.22, 15 and 16).

•	Impairment losses of certain assets - Assets, including property, plant and equipment, exploration assets, goodwill and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. If an impairment assessment is required, the assessment of value in use often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, future capital requirements and future operating performance. Changes in such estimates could impact the recoverable values of these assets. Estimates are reviewed regularly by management (See Notes 15 and 16).

•	Assumptions used in calculating the actuarial amount of pension-related and severance indemnity payment benefit commitments (See Note 18).

•	Contingencies – The amount recognized as a provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, considering the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, the assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements (See Notes 19 and 22).

•	Provisions based on technical studies that cover the different variables affecting products in stock (density and moisture, among others), and related allowance.

•	Obsolescence to ensure that the carrying value of inventory is not in excess of the net realizable Inventory valuation requires judgment to determine obsolescence and estimates of provisions for value. (See Note 12).

Despite the fact that these estimates have been made on the basis of the best information available on the date of preparation of these consolidated financial statements, certain events may occur in the future and oblige their amendment (upwards or downwards) over the next few years, which would be made prospectively.

3.34	Environment

In general, the Company follows the criteria of considering amounts used in environmental protection and improvement as environmental expenses. However, the cost of facilities, machinery and equipment used for the same purpose are considered property, plant and equipment, as the case may be.

Notes to the Consolidated Financial Statement December 31, 2019

Note 4	Changes in accounting estimates and policies

4.1	Changes in accounting estimates

There have been no changes in the methodologies used to determine such estimates in the periods presented.

4.2	Changes in accounting policies

The accounting principles and criteria were applied consistently, except for the following:

(a)	The Company’s consolidated financial statements as of December 31, 2019, show changes in the accounting policies over the previous period due to the application of IFRS 16 as of January 1, 2019.

During 2018, management initially measured the impact of adopting IFRS 16 from the date the standard became effective, which it determined by evaluating its lease contracts. These assets should be recorded on the initial application date as right-of-use assets, depending on their nature and lease terms, and they will be amortized over the shorter of their contractual period or useful life.

Contracts were evaluated for evidence of a lease under IFRS 16, and right-of-use assets were identified that included: trucks, cranes, excavators, property (buildings, warehouses, storerooms, land), where SQM has the power to control them during the contract, without the supplier changing its operating instructions.

The Company constructed a debt curve based on the Company’s public debt instruments at the valuation date to determine the discount rate for the estimated initial measurement. The rates used to discount the right-of-use asset and the leasing liability were estimated according to the contract currencies (USD, EURO, Mexican peso, UF and CLP) and terms.

The Company chose to fully apply the modified retrospective approach of the retrospective application version B, where the right-of-use is equal to the liability and there is no equity adjustment.

The values of right-of-use assets and leasing liabilities for contracts classified under IFRS 16 total ThUS$ 45,115 as of January 1, 2019. The weighted average of the incremental lease loan rate applied to lease liabilities recognized in the statement of financial position on the adoption date is 8.08%.

The difference generated between operating lease commitments disclosed applying IAS 17 on December 31, 2018, and lease liabilities recognized on the date of initial application under IFRS 16 is primarily because most payment agreements with suppliers are negotiated on variable terms.

(b)	The Company’s consolidated financial statements as of December 31, 2018, show changes in the accounting policies since the previous period due to the application of IFRS 9 as of January 1, 2018.

The application of IFRS 9 had an impact of ThUS$ 2,301 (ThUS$ 1,680 net of deferred taxes) as of January 1, 2018 due to the application of the new impairment model, with balancing entries in equity in accordance with IAS 8.

Notes to the Consolidated Financial Statement December 31, 2019

Note 5	Financial risk management

5.1	Financial risk management policy

The Company’s financial risk management policy is focused on safeguarding the stability and sustainability of the Company and its subsidiaries with regard to all such relevant financial uncertainty components.

The Company’s operations are subject to certain financial risk factors that may affect its financial position or results. The most significant risk exposures are market risk, liquidity risk, currency risk, doubtful accounts risk, and interest rate risk, among others.

There could also be additional risks, which are either unknown or known but not currently deemed to be significant, which could also affect the Company’s business operations, its business, financial position, or profit or loss.

The financial risk management structure includes identifying, determining, analyzing, quantifying, measuring and controlling these events. Management and in particular, Finance Management, is responsible for constantly assessing the financial risk.

5.2	Risk Factors

(a)	Credit risk

A global economic downturn - and its potentially negative effects on the financial situation of our customers - could extend the payment terms of the Company's receivables by increasing its exposure to credit risk. Although measures are taken to minimize the risk, this global economic situation could mean losses with adverse material effects on the business, financial position or profit and loss of the Company's operations.

To mitigate these risks, the Company maintains active control of collection and uses measures such as the use of credit insurance, letters of credit and prepayments for a portion of receivables.

The concentration of credit risk with respect to sales debtors is reduced, due to the large number of companies that comprise the Company's customer base and their distribution throughout the world.

Financial investments correspond to time deposits whose maturity date is greater than 90 days and less than 360 days from the date of investment, so they are not exposed to excessive market risks.

The credit risk associated with receivables is analyzed in Note 14.2 and the associated accounting policy can be found in Note 3.5.

The credit quality of financial assets that are not past due or impaired can be evaluated by reference to external credit ratings (if available) or historical information on counterparty late payment rates:

		Rating Institution			As of December 31, 2019
Financial institution	Financial assets	Moody´s	S&P	Fitch	ThUS$
Banco de Chile	Time deposits	P-1	A-1	-	50,221
Banco de Crédito e Inversiones	Time deposits	P-1	A-1	-	42,096
Banco Itau Corpbanca	Time deposits	P-2	A-2	-	39,093
Banco Santander	Time deposits	P-1	A-1	-	2,708
Scotiabank Sud Americano	Time deposits	-	-	F-1+	14,428
Banco Estado	Time deposits	P-1	A-1	-	500
BBVA Banco Francés	Time deposits	-	-	-	53
JP Morgan US dollar Liquidity Fund Institutional	Investment fund deposits	Aaa-mf	AAAm	AAAmmf	181,155
Legg Mason - Westen Asset Institutional cash reserves	Investment fund deposits	-	AAAm	AAAmmf	146,078
Total					476,332

Notes to the Consolidated Financial Statement December 31, 2019

		Rating Institution			As of December 31, 2019
Financial institution	Financial assets	Moody´s	S&P	Fitch	ThUS$
Banco Scotiabank Sud Americano	90 days to 1 year	P-2	-	-	54,180
Banco de Crédito e Inversiones (*)	90 days to 1 year	P-1	A-1	-	178,448
Banco Santander	90 days to 1 year	P-1	A-1	-	74,365
Banco Itau Corpbanca	90 days to 1 year	P-2	A-2	-	127,579
Banco Security	90 days to 1 year	-	A-2	F2	17,965
Banco de Chile	90 days to 1 year	-	-	-	18,026
Banco Estado	90 days to 1 year	P-1	A-1	-	15,126
Total					485,689

(*) This includes ThUS$ 1,870 associated with collateral in guarantee used to reduce the liquidity risk.

The following table presents comparative information as of December 2018:

		Rating Institution			As of December 31, 2018
Financial institution	Financial assets	Moody´s	S&P	Fitch	ThUS$
Banco de Chile	Time deposits	P-1	A-1	-	7,305
Banco de Crédito e Inversiones	Time deposits	P-1	A-1	-	27,428
Banco Itau Corpbanca	Time deposits	P-2	A-2	-	61,946
Banco Santander	Time deposits	-	-	-	432
Banco Estado	Time deposits	-	-	-	3,602
BBVA Banco Francés	Time deposits	-	-	-	84
Nedbank	Time deposits	P-3	B	-	647
Scotiabank Sud Americano	Time deposits	-	-	-	86,222
JP Morgan US dollar Liquidity Fund Institutional	Investment fund deposits	Aaa-mf	AAAm	AAAmmf	133,809
Legg Mason - Westen Asset Institutional cash reserves	Investment fund deposits	-	AAAm	AAAmmf	132,108
Total					453,583

		Rating Institution			As of December 31, 2018
Financial institution	Financial assets	Moody´s	S&P	Fitch	ThUS$
Banco Scotiabank	90 days to 1 year	-	-	-	24,898
Banco de Crédito e Inversiones	90 days to 1 year	P-1	A-1	-	145,834
Banco Santander	90 days to 1 year	P-1	A-1	-	23,124
Banco Itau Corpbanca	90 days to 1 year	P-2	A-2	-	70,719
Banco Security	90 days to 1 year	-	-	-	27,215
Total					291,790

Notes to the Consolidated Financial Statement December 31, 2019

(b)	Currency risk

The functional currency of the company is the US dollar, due to its influence on the determination of price levels, its relation to the cost of sales and considering that a significant part of the Company’s business is conducted in this currency. However, the global nature of the Company's business generates an exposure to exchange rate variations of several currencies with the US Dollar. Therefore, the Company maintains hedge contracts to mitigate the exposure generated by its main mismatches (net between assets and liabilities) in currencies other than the US dollar against the exchange rate variation, updating these contracts periodically depending on the amount of mismatching to be covered in these currencies. Occasionally, subject to the approval of the Board, the Company ensures short-term cash flows from certain specific line items in currencies other than the US Dollar.

A significant portion of the Company’s costs, especially salary payments, is associated with the Peso. Therefore, an increase or decrease in its exchange rate with the US Dollar would affect the Company's profit and loss. By the fourth quarter, approximately US$ 424 million accumulated in expenses are associated with the Peso.

As of December 31, 2019, the Company held derivative instruments classified as hedges of foreign exchange risks associated with 73% of all of the bond liabilities denominated in UF, for a fair value of US$ 18.9 million in favor of the Company. As of December 31, 2018, this value amounted to US$ 3.9 million against the company.

As of December 31, 2019, the exchange rate value for equivalent Pesos to US Dollars was Ch$ 748.74 per US Dollar, as of December 31, 2018, it was Ch$ 694.77 per Dollar.

(c)	Interest rate risk

Interest rate fluctuations, primarily due to the uncertain future behavior of markets, may have a material impact on the financial results of the Company. Significant increases in the rate could make it difficult to access financing at attractive rates for the Company's investment projects.

The Company maintains current and non-current financial debt at fixed rates and LIBOR rate plus spread.

As of December 31, 2019, the Company has around 4% of its financial liabilities linked to variations in the LIBOR rate. Therefore, significant rate increases could impact its financial position. A change of 100 basis points in this rate could result in changes to financial expenses of close to US$ 0.06 million. Nevertheless, significant rate increases could make it difficult to access financing at attractive rates for the Company's investment projects.

(d)	Liquidity risk

Liquidity risk relates to the funds needed to comply with payment obligations. The Company’s objective is to maintain financial flexibility through a comfortable balance between fund requirements and cash flows from regular business operations, bank borrowings, bonds, short term investments, and marketable securities, among others. For this purpose, the Company keeps a high liquidity ratio, which enables it to cover current obligations with clearance. On December 31, 2019, this was 3.45.

The Company has an important capital expense program which is subject to change over time.

On the other hand, world financial markets go through periods of contraction and expansion that are unforeseeable in the long-term and may affect SQM’s access to financial resources. Such factors may have a material adverse impact on the Company’s business, financial position and results of operations.

SQM constantly monitors the matching of its obligations with its investments, taking due care of maturities of both, from a conservative perspective, as part of this financial risk management strategy. As of December 31, 2019, the Company had unused, available revolving credit facilities with banks, for a total of US$ 477 million.

The position in other cash and cash equivalents are invested in highly liquid mutual funds with an AAA risk rating.

Notes to the Consolidated Financial Statement December 31, 2019

	Nature of undiscounted cash flows
As of December 31, 2019 (in millions of US$)	Carrying amount	Less than 1 year	1 to 5 years	Over 5 years	Total
Bank borrowings	70.19	2.17	74.87	-	77.04
Unsecured obligations (1)	1,697.11	326.34	614.29	1,184,38	2,125.01
Sub total	1,767.30	328.51	689.16	1,184,38	2,202.05
Hedging liabilities	23.66	6.57	24.33	32.37	63.27
Derivative financial instruments	3.17	3.17	-	-	3.17
Sub total	26.83	9.74	24.33	32.37	66.44
Current and non-current lease liabilities	37.89	7.69	20.03	10.17	37.89
Trade accounts payable and other accounts payable	205.7	205.7	-	-	205.70
Total	2,037.72	551.64	733.52	1,226.92	2,512.08

(1)	Unsecured obligations are presented on a contractual basis and have no effects related to anticipated redemptions.

	Nature of undiscounted cash flows
As of December 31, 2018 (in millions of US$)	Carrying amount	Less than 1 year	1 to 5 years	Over 5 years	Total
Bank borrowings	70.25	4.10	79.66	-	83.76
Unsecured obligations	1,273.07	61.37	823.76	713.60	1,598.73
Sub total	1,343.32	65.47	903.42	713.60	1,682.49
Hedging liabilities	17.32	5.52	15.64	29.27	50.43
Derivative financial instruments	2.86	2.86	-	-	2.86
Sub total	20.18	8.38	15.64	29.27	53.29
Trade accounts payable and other accounts payable	163.75	163.17	0.58	-	163.75
Total	1,527.25	237.02	919.64	742.87	1,899.53

5.3	Risk measurement

The Company has methods to measure the effectiveness and efficiency of financial risk hedging strategies, both prospectively and retrospectively. These methods are consistent with the risk management profile of the SQM Group.

Notes to the Consolidated Financial Statement December 31, 2019

Note 6	Background of companies included in consolidation

6.1	Parent’s stand-alone assets and liabilities

Parent’s stand-alone assets and liabilities	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Assets	4,069,649	3,737,892
Liabilities	(1,983,382)	(1,652,401)
Equity	2,086,267	2,085,491

6.2	Parent entity

Pursuant to Article 99 of Law No. 18,045 of the Securities Market, the CMF may determine that a company does not have a controlling entity in accordance with the distribution and dispersion of its ownership. On November 30, 2018, the CMF issued the ordinary letter No. 32,131 whereby it determined that the Pampa Group, do not exert decisive power over the management of the Company since it does not have a predominance in the ownership that allows it to make management decisions. Therefore, the CMF has determined not to consider Pampa Group the controlling entity of the Company and that the Company does not have a controlling entity given its current ownership structure.

Notes to the Consolidated Financial Statement December 31, 2019

Note 7	Board of Directors, Senior Management and Key management personnel

7.1	Board of Directors and Senior Management

(a)	Board of directors

SQM S.A. is managed by a Board of Directors which is composed of 8 regular directors, who are elected for a three-year period. The Board of Directors was elected during the ordinary shareholders’ meeting held on April 25, 2019, which included the election of 2 independent directors.

As of December 31, 2019, the Company included the following committees and committee members:

-	Directors’ Committee: This committee is comprised by Georges de Bourguignon, Laurence Golborne Riveros y Alberto Salas Muñoz, and fulfills the functions established in Article 50 bis of Chilean Law on publicly-held corporations. This committee takes on the role of the audit committee in accordance with the US-based Sarbanes Oxley law.
-	The Company’s Health, Safety and Environment Committee: This committee is comprised of Gonzalo Guerrero Yamamoto, Patricio Contesse Fica y Robert J. Zatta.

-	Corporate Governance Committee: This committee is comprised of Hernán Büchi Buc, Patricio Contesse Fica y Francisco Ugarte Larrain.

During the periods covered by these financial statements, there are no pending receivable and payable balances between the Company, its directors or members of Senior Management, other than those related to remuneration, fee allowances and profit-sharing. In addition, there were no transactions conducted between the Company, its directors or members of Senior Management.

(b)	Board of Directors’ Compensation

Directors’ compensation differs according to the period during the corresponding year. Thus, from April 27, 2018 to April 24, 2019 (Period 2018-2019), Directors’ compensation was determined by the annual general shareholders' meeting held on April 27, 2018. While for the period from April 25, 2019 to the date of the next annual general shareholders' meeting (Period 2019-2020), Directors’ compensation was determined by the annual general shareholders' meeting held on April 25, 2019. For each of these periods, Directors’ compensation is detailed as follows:

Period 2018-2019

(i)	The payment of a fixed, gross and monthly amount of UF 400 in favor of the Chairman of the Board of Directors, of UF 350 in favor of the vice-president of the board of directors and of UF 350 in favor of the remaining six directors and regardless of the number of Board of Directors’ Meetings held or not held during the related month.
(ii)	A variable gross amount payable in national currency to the Chairman and Vice President of the Company equivalent to 0.12% of the net liquid income earned by the Company in 2018;

(iii)	A variable gross amount payable in local currency to each Company director, excluding the Chairman and Vice President of the Company, equivalent to 0.06% of the net liquid income earned by the Company in 2019.

Period 2019:

(i)	The payment of a fixed, gross and monthly amount of UF 800 in favor of the Chairman of the Board and of UF 700 in favor of the remaining seven directors and regardless of the number of Board of Directors’ Meetings held or not held during the related month.
(ii)	A variable gross amount payable in national currency to the Chairman and Vice President of the Company equivalent to 0.12% of the net liquid income earned by the Company in 2019;

(iii)	A variable gross amount payable in local currency to each Company director, excluding the Chairman and Vice President of the Company, equivalent to 0.06% of the net liquid income earned by the Company in 2019.

Notes to the Consolidated Financial Statement December 31, 2019

These fixed and variable amounts for both periods shall not be challenged and those expressed in percentage terms shall be paid immediately after the respective annual general shareholders meeting approves the financial statements, the annual report, the account inspectors report and the external auditors report for the respective year. All amounts expressed in UF shall be paid in Chilean pesos at its value on the last day of the respective calendar month, as determined by the CMF (formerly Superintendence of Banks and Financial Institutions) the Chilean Central Bank or any other relevant institution that replaces them.

Accordingly, the compensation and profit sharing paid to members of the Directors' Committee and the directors as of December 31, 2019 amounted to ThUS$ 4,527 and as of December 31, 2018 to ThUS$ 3,791.

(c)	Directors’ Committee

Directors' Committee compensation differs according to the period during the corresponding year. Thus, for the Period 2018-2019, Directors’ Committee compensation was determined by the annual general shareholders' meeting held on April 27, 2018. While for the Period 2019-2020, Directors’ Committee compensation was determined by the annual general shareholders' meeting held on April 25, 2019. For each of these periods the compensation of the Directors Committee comprises:

Period 2018-2019

(i)	The payment of a fixed, gross and monthly amount of UF 113 in favor of each of the 3 directors who were members of the Directors’ Committee, regardless of the number of meetings of the Directors’ Committee that have or have not been held during the month concerned.

(ii)	The payment in domestic currency and in favor of each of the 3 directors of a variable and gross amount equivalent to 0.02% of total net profit that the Company effectively obtains during the 2018 fiscal year.

Period 2019

(i)	The payment of a fixed, gross and monthly amount of UF 200 in favor of each of the 3 directors who were members of the Directors’ Committee, regardless of the number of meetings of the Directors’ Committee that have or have not been held during the month concerned.

(ii)	The payment in domestic currency and in favor of each of the 3 directors of a variable and gross amount equivalent to 0.02% of total net profit that the Company effectively obtains during the 2019 fiscal year.

These fixed and variable amounts for both periods shall not be challenged and those expressed in percentage terms shall be paid immediately after the respective annual general shareholders meeting approves the financial statements, the annual report, the account inspectors report and the external auditors report for the respective year. All amounts expressed in UF shall be paid in Chilean pesos at its value on the last day of the respective calendar month, as determined by the CMF (formerly Superintendence of Banks and Financial Institutions) the Chilean Central Bank or any other relevant institution that replaces them.

(d)	Health, Safety and Environmental Matters Committee:

The remuneration of this committee for the 2018–2019 period was composed of the payment of a fixed, gross, monthly amount of UF 50 for each of the 3 directors on the committee regardless of the number of meetings it has held. For the 2019 period, the remuneration for the Health, Safety and Environment Committee corresponds to a fixed, gross, monthly amount of UF 100 for each of the three Directors on the committee regardless of the number of meetings it has held.

(e)	Corporate Governance Committee

The remuneration for this committee for the 2018–2019 period was composed of the payment of a fixed, gross, monthly amount of UF 50 for each of the 3 directors on the committees regardless of the number of meetings it has held. For the 2019 period, the remuneration for the Corporate Governance Committee corresponds to a fixed, gross, monthly amount of UF 100 for each of the three Directors on the committee regardless of the number of meetings it has held.

Notes to the Consolidated Financial Statement December 31, 2019

(f)	Guarantees constituted in favor of the directors

No guarantees have been constituted in favor of the directors.

(g)	Senior management compensation:

(i)	This includes monthly fixed salary and variable performance bonuses. (See Note 7.2)
(ii)	The Company has an annual bonus plan based on goal achievement and individual contribution to the Company’s results. These incentives are structured as a minimum and maximum number of gross monthly salaries and are paid once a year.

(iii)	The Company also has retention bonuses for its executives, the value of these bonuses is linked to the Company's stock price and is payable in cash during the first quarter of 2021 (see Note 18.6)

(h)	Guarantees pledged in favor of the Company’s management

No guarantees have been pledged in favor of the Company’s management.

(i)	Pensions, life insurance, paid leave, shares in earnings, incentives, disability loans, other than those mentioned in the above points.

The Company’s Management and Directors do not receive or have not received any benefit during the ended December 31, 2019 and the year ended December 31, 2018 or compensation for the concept of pensions, life insurance, paid time off, profit sharing, incentives, or benefits due to disability other than those mentioned in the preceding points.

7.2	Key management personnel compensation

As of December 31, 2019, there are 124 people occupying key management positions and 123 as of December 31, 2018.

Key management personnel compensation	For the year ended December 31, 2019	For the year ended December 31, 2018
	ThUS$	ThUS$
Key management personnel compensation	22,598	27,907

Notes to the Consolidated Financial Statement December 31, 2019

Note 8	Background on companies included in consolidation and non-controlling interests

8.1	Background on companies included in consolidation

The following tables detail general information as of December 31, 2019 and, 2018, on the companies in which the group exercises control and significant influence:

					Ownership Interest
Subsidiaries	TAX ID No.	Address	Country of Incorporation	Functional Currency	Direct	Indirect	Total
SQM Nitratos S.A.	96.592.190-7	El Trovador 4285 Las Condes	Chile	US$	99.9999	0.0001	100.000
Proinsa Ltda. (1)	78.053.910-0	El Trovador 4285 Las Condes	Chile	Ch$	-	-	-
SQM Potasio S.A.	96.651.060-9	El Trovador 4285 Las Condes	Chile	US$	99.9999	-	100.000
Serv. Integrales de Tránsito y Transf. S.A.	79.770.780-5	Arturo Prat 1060, Tocopilla	Chile	US$	0.00034	99.99966	100.000
Isapre Norte Grande Ltda.	79.906.120-1	Anibal Pinto 3228, Antofagasta	Chile	Ch$	1.000	99.000	100.000
Ajay SQM Chile S.A.	96.592.180-K	Av. Pdte. Eduardo Frei 4900, Santiago	Chile	US$	51.000	-	51.000
Almacenes y Depósitos Ltda.	79.876.080-7	El Trovador 4285 Las Condes	Chile	Ch$	1.000	99.000	100.000
SQM Salar S.A.	79.626.800-K	El Trovador 4285 Las Condes	Chile	US$	18.18	81.820	100.000
SQM Industrial S.A.	79.947.100-0	El Trovador 4285 Las Condes	Chile	US$	99.047	0.953	100.000
Exploraciones Mineras S.A.	76.425.380-9	El Trovador 4285 Las Condes	Chile	US$	0.27	99.73	100.000
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	76.534.490-5	Anibal Pinto 3228, Antofagasta	Chile	Ch$	-	100.000	100.000
Soquimich Comercial S.A.	79.768.170-9	El Trovador 4285 Las Condes	Chile	US$	-	60.638	60.638
Comercial Agrorama Ltda. (2)	76.064.419-6	El Trovador 4285 Las Condes	Chile	Ch$	-	42.447	42.447
Comercial Hydro S.A.	96.801.610-5	El Trovador 4285 Las Condes	Chile	US$	-	60.638	60.638
Agrorama S.A.	76.145.229-0	El Trovador 4285 Las Condes	Chile	Ch$	-	60.639	60.639
Orcoma Estudios SPA	76.359.919-1	Apoquindo 3721 OF 131 Las Condes	Chile	US$	51.000	-	51.000
Orcoma SPA	76.360.575-2	Apoquindo 3721 OF 131 Las Condes	Chile	US$	100.000	-	100.000
SQM MaG SpA	76.686.311-9	Los Militares 4290, Las Condes	Chile	US$	-	100.000	100.000
SQM North America Corp.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	US$	40.000	60.000	100.000
RS Agro Chemical Trading Corporation A.V.V.	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	US$	98.3333	1.6667	100.000
Nitratos Naturais do Chile Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brasil	US$	-	100.000	100.000
Nitrate Corporation of Chile Ltd.	Foreign	1 More London Place London SE1 2AF	United Kingdom	US$	-	100.000	100.000
SQM Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Curacao	US$	0.0002	99.9998	100.000
SQM Perú S.A.	Foreign	Avenida Camino Real N° 348 of. 702, San Isidro, Lima	Peru	US$	0.00907	99.99093	100.000

(1) On April 01, 2019 the company Proinsa Ltda ceased trading.

(2) SQM controls Soquimich Comercial, which in turn controls Comercial Agrorama Ltda, SQM has management control over Comercial Agrorama Ltda.

Notes to the Consolidated Financial Statement December 31, 2019

					Ownership Interest
Subsidiaries	TAX ID No.	Address	Country of Incorporation	Functional Currency	Direct	Indirect	Total
SQM Ecuador S.A.	Foreign	Av. José Orrantia y Av. Juan Tanca Marengo Edificio Executive Center Piso 2 Oficina 211	Ecuador	US$	0.004	99.996	100.000
SQM Brasil Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	US$	0.840	99.160	100.000
SQI Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Curacao	US$	0.01587	99,98413	100.000
SQMC Holding Corporation.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta	United States of America	US$	0.100	99.900	100.000
SQM Japan Co. Ltd.	Foreign	From 1st Bldg 207, 5-3-10 Minami- Aoyama, Minato-ku, Tokio	Japan	US$	0.1597	99.8403	100.000
SQM Europe N.V.	Foreign	Houtdok-Noordkaai 25a B-2030 Amberes	Belgium	US$	0.580	99.420	100.000
SQM Italia SRL	Foreign	Via A. Meucci, 5 500 15 Grassina Firenze	Italy	US$	-	100.000	100.000
SQM Indonesia S.A.	Foreign	Perumahan Bumi Dirgantara Permai, Jl Suryadarma Blok Aw No 15 Rt 01/09 17436 Jatisari Pondok Gede	Indonesia	US$	-	80.000	80.000
North American Trading Company	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	US$	-	100.000	100.000
SQM Virginia LLC	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	US$	-	100.000	100.000
SQM Comercial de México S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco México	Mexico	US$	0.01	99.990	100.000
SQM Investment Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Curacao	US$	1.000	99.000	100.000
Royal Seed Trading Corporation A.V.V.	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	US$	1.670	98.330	100.000
SQM Lithium Specialties Limited Partnership	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	US$	-	100.000	100.000
Soquimich SRL Argentina	Foreign	Espejo 65 Oficina 6 – 5500 Mendoza	Argentina	US$	-	100.000	100.000
Comercial Caimán Internacional S.A.	Foreign	Edificio Plaza Bancomer	Panama	US$	-	100.000	100.000
SQM France S.A.	Foreign	ZAC des Pommiers 27930 FAUVILLE	France	US$	-	100.000	100.000
Administración y Servicios Santiago S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco México	Mexico	US$	-	100.000	100.000
SQM Nitratos México S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco México	Mexico	US$	-	100.000	100.000
SQM Australia PTY	Foreign	Level 16, 201 Elizabeth Street Sydney	Australia	US$	-	100.000	100.000
SACAL S.A. (3)	Foreign	Av. Leandro N. Alem 882, piso 13 Buenos Aires	Argentina	Ars	-	0.000	0.000

(3) On June 26, 2019 SACAL S.A. ceased trading.

Notes to the Consolidated Financial Statement December 31, 2019

					Ownership Interest
Subsidiaries	TAX ID No.	Address	Country of Incorporation	Functional Currency	Direct	Indirect	Total
Soquimich European Holding B.V.	Foreign	Loacalellikade 1 Parnassustoren 1076 AZ Amsterdan	Holland	US$	-	100.000	100.000
SQM Iberian S.A	Foreign	Provenza 251 Principal 1a CP 08008, Barcelona	Spain	US$	-	100.000	100.000
SQM Africa Pty Ltd.	Foreign	Tramore House, 3 Wterford Office Park, Waterford Drive, 2191 Fourways, Johannesburg	South Africa	US$	-	100.000	100.000
SQM Oceanía Pty Ltd.	Foreign	Level 9, 50 Park Street, Sydney NSW 2000, Sydney	Australia	US$	-	100.000	100.000
SQM Beijing Commercial Co. Ltd.	Foreign	Room 1001C, CBD International Mansion N 16 Yong an Dong Li, Jian Wai Ave Beijing 100022, P.R.	China	US$	-	100.000	100.000
SQM Thailand Limited	Foreign	Unit 2962, Level 29, N° 388, Exchange Tower Sukhumvit Road, Klongtoey Bangkok	Thailand	US$	-	99.996	99.996
SQM Colombia SAS	Foreign	Cra 7 No 32 – 33 piso 29 Pbx: (571) 3384904 Fax: (571) 3384905 Bogotá D.C. – Colombia.	Colombia	US$	-	100.000	100.000
SQM International N.V.	Foreign	Houtdok-Noordkaai 25a B-2030 Amberes	Belgium	US$	0.580	99.420	100.000
SQM (Shanghai) Chemicals Co. Ltd.	Foreign	Room 4703-33, 47F, No.300 Middle Huaihai Road, Huangpu district, Shanghai	China	US$	-	100.000	100.000

Notes to the Consolidated Financial Statement December 31, 2019

8.2       Assets, liabilities, results of consolidated subsidiaries as of December 31, 2019

	Assets		Liabilities
Subsidiaries	Currents	Non-currents	Currents	Non-currents	Revenue	Profit (loss)	Comprehensive income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Nitratos S.A.	368,474	41,688	292,535	3,521	167,481	39,530	39,440
Proinsa Ltda.	-	-	-	-	-	-	-
SQM Potasio S.A.	14,983	978,525	116,734	23,317	3,350	125,975	125,334
Serv, Integrales de Tránsito y Transf. S.A.	19,317	36,025	50,229	2,075	30,061	(2,650)	(2,703)
Isapre Norte Grande Ltda.	809	604	684	153	3,816	25	(2)
Ajay SQM Chile S.A.	17,780	1,259	1,284	374	24,883	1,510	1,510
Almacenes y Depósitos Ltda.	243	45	-	-	-	(8)	(85)
SQM Salar S.A.	734,837	886,099	549,726	201,273	775,010	153,550	152,781
SQM Industrial S.A.	833,283	766,097	497,377	120,741	752,107	105,198	103,894
Exploraciones Mineras S.A.	3,099	31,081	6,296	-	-	(213)	(213)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	184	570	305	338	2,341	17	(14)
Soquimich Comercial S.A.	134,808	15,448	41,104	12,349	124,787	5,079	5,072
Comercial Agrorama Ltda.	862	1,313	4,467	19	2,755	(836)	(837)
Comercial Hydro S.A.	4,791	21	12	6	28	18	18
Agrorama S.A.	669	-	6,133	9	3,146	(1,407)	(1,376)
Orcoma SpA	-	2,360	14	-	-	-	-
Orcoma Estudio SpA	156	4,522	29	-	-	-	-
SQM MaG SPA	1,955	615	1,888	2	2,888	412	412
SQM North America Corp.	115,924	19,656	98,332	2,751	241,102	537	(214)
RS Agro Chemical Trading Corporation A.V.V.	5,155	-	64	-	-	(25)	(25)
Nitratos Naturais do Chile Ltda.	2	135	3,314	-	-	7	7
Nitrate Corporation of Chile Ltd.	5,076	-	-	-	-	-	-
SQM Corporation N.V.	7,696	160,381	3,594	-	-	12,376	12,308
SQM Peru S.A.	29	-	80	-	-	(141)	(141)
SQM Ecuador S.A.	31,603	712	28,508	70	38,131	818	818
SQM Brasil Ltda.	194	-	598	2,250	-	(231)	(231)
SQI Corporation N.V.	56	34	77	-	-	(3)	(3)
Subtotal	2,301,985	2,947,190	1,703,384	369,248	2,171,886	439,538	435,750

Notes to the Consolidated Financial Statement December 31, 2019

	Assets		Liabilities				Comprehensive income (loss)
Subsidiaries	Currents	Non-currents	Currents	Non-currents	Revenue	Profit (loss)	Currents
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQMC Holding Corporation L.L.P.	28,889	16,190	1,687	-	-	2,585	2,585
SQM Japan Co. Ltd.	68,805	228	66,015	201	168,557	270	270
SQM Europe N.V.	429,926	4,608	361,059	2,824	729,730	5,387	5,387
SQM Italia SRL	1,158	-	15	-	-	5	5
SQM Indonesia S.A.	3	-	1	-	-	-	-
North American Trading Company	157	145	39	-	-	-	-
SQM Virginia LLC	14,804	14,345	14,804	-	-	(1)	(1)
SQM Comercial de México S.A. de C.V.	102,068	7,597	72,023	2,387	216,185	2,983	2,983
SQM Investment Corporation N.V.	13,811	30,888	5,518	975	-	(74)	(74)
Royal Seed Trading Corporation A.V.V.	44	-	18,834	-	-	(42)	(42)
SQM Lithium Specialties LLP	15,752	3	1,264	-	-	(1)	(1)
Soquimich SRL Argentina	57	-	165	-	-	(24)	(24)
Comercial Caimán Internacional S.A.	256	-	1,122	-	-	(5)	(5)
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	235	72	402	211	3,463	21	21
SQM Nitratos México S.A. de C.V.	140	18	97	18	1,008	13	13
Soquimich European Holding B.V.	5,851	174,968	1,299	30,802	-	11,750	11,682
SQM Iberian S.A.	52,750	2,350	41,680	4	105,634	361	361
SQM Africa Pty Ltd.	57,639	1,728	47,594	-	63,567	(939)	(939)
SQM Oceania Pty Ltd.	5,440	-	3,459	-	2,085	444	444
SQM Beijing Commercial Co. Ltd.	11,723	20	9,695	-	14,487	(148)	(148)
SQM Thailand Limited	4,912	11	1,081	-	5,354	369	369
SQM Colombia SAS	9,505	151	10,089	37	7,574	(439)	(439)
Sacal S.A.	-	-	-	-	-	-	-
SQM International	40,652	831	32,549	-	75,229	800	800
SQM Shanghai Chemicals Co. Ltd.	36,250	133	34,367	-	77,599	(73)	(74)
SQM Australia Pty Ltd.	12,113	108,068	5,661	56	-	(2,030)	(2,030)
Subtotal	913,285	362,360	730,633	37,515	1,470,472	21,212	21,143
Total	3,215,270	3,309,550	2,434,017	406,763	3,642,358	460,750	456,893

Notes to the Consolidated Financial Statement December 31, 2019

8.2       Assets, liabilities, results of consolidated subsidiaries as of December 31, 2018

	Assets		Liabilities				Comprehensive income (loss)
Subsidiaries	Currents	Non-currents	Currents	Non-currents	Revenue	Profit (loss)	Currents
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Nitratos S.A.	364,492	33,716	310,062	1,621	185,487	32,532	32,546
Proinsa Ltda.	52	-	-	-	-	-	-
SQMC Internacional Ltda.	193	-	-	-	-	(1)	(1)
SQM Potasio S.A.	38,237	935,027	123,838	23,180	3,270	271,247	270,514
Serv. Integrales de Tránsito y Transf. S.A.	62,355	37,594	92,154	2,054	33,392	134	118
Isapre Norte Grande Ltda.	553	754	551	152	3,444	30	(42)
Ajay SQM Chile S.A.	18,259	1,298	1,497	389	32,758	2,400	2,400
Almacenes y Depósitos Ltda.	264	46	-	-	-	(10)	(142)
SQM Salar S.A.	671,086	849,377	512,964	189,267	1,035,046	326,152	325,263
SQM Industrial S.A.	904,802	702,606	489,063	100,914	779,692	82,638	82,267
Exploraciones Mineras S.A.	3,137	30,999	6,039	-	-	2,071	2,071
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	270	571	417	292	2,341	2	(19)
Soquimich Comercial S.A.	139,210	13,558	39,743	6,692	136,563	3,492	3,466
Comercial Agrorama Ltda.	3,966	1,560	7,099	30	7,639	(1,061)	(1,062)
Comercial Hydro S.A.	4,897	28	40	8	25	119	119
Agrorama S.A.	7,235	485	12,086	48	9,440	(1,716)	(1,700)
Orcoma SpA	-	2,360	14	-	-	-	-
Orcoma Estudio SpA	296	4,416	63	1	-	2	2
SQM MaG SPA	780	340	853	-	979	257	257
SQM North America Corp.	113,630	16,274	94,939	254	271,869	(1,342)	(993)
RS Agro Chemical Trading Corporation A.V.V.	5,155	-	39	-	-	(25)	(25)
Nitratos Naturais do Chile Ltda.	30	136	3,349	-	-	127	127
Nitrate Corporation of Chile Ltd.	5,076	-	-	-	-	-	-
SQM Corporation N.V.	7,696	148,464	3,586	-	-	22,131	22,162
SQM Perú S.A.	163	-	1,166	-	-	(107)	(107)
SQM Ecuador S.A.	24,529	144	21,773	72	32,181	766	766
SQM Brasil Ltda.	108	-	706	2,254	126	(32)	(32)
SQI Corporation N.V.	56	31	72	-	-	(6)	(6)
Subtotal	2,376,527	2,779,784	1,722,113	327,228	2,534,252	739,800	737,949

Notes to the Consolidated Financial Statement December 31, 2019

	Assets		Liabilities				Comprehensive income (loss)
Subsidiaries	Currents	Non-currents	Currents	Non-currents	Revenue	Profit (loss)	Currents
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQMC Holding Corporation L.L.P.	25,692	16,115	1,000	-	-	3,084	3,084
SQM Japan Co. Ltd.	78,457	210	75,948	171	204,313	208	208
SQM Europe N.V.	412,691	1,825	349,252	-	985,278	17,180	17,180
SQM Italia SRL	1,176	-	15	-	-	-	-
SQM Indonesia S.A.	3	-	1	-	-	-	-
North American Trading Company	157	145	39	-	-	(1)	(1)
SQM Virginia LLC	14,805	14,346	14,805	-	-	(2)	(2)
SQM Comercial de México S.A. de C.V.	110,558	3,040	81,325	-	198,180	1,327	1,327
SQM Investment Corporation N.V.	44,476	86	5,336	946	-	(624)	(624)
Royal Seed Trading Corporation A.V.V.	86	-	18,834	-	-	31	31
SQM Lithium Specialties LLP	15,753	3	1,264	-	-	(2)	(2)
Soquimich SRL Argentina	87	-	172	-	-	(79)	(79)
Comercial Caimán Internacional S.A.	261	-	1,122	-	-	(1)	(1)
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	128	78	370	164	2,848	10	10
SQM Nitratos México S.A. de C.V.	90	7	56	10	763	12	12
Soquimich European Holding B.V.	4,999	164,484	32,047	-	-	25,437	25,468
SQM Iberian S.A.	68,754	2,235	57,931	-	138,855	2,995	2,995
SQM Africa Pty Ltd.	59,925	1,448	48,663	-	106,514	4,871	4,871
SQM Oceania Pty Ltd.	3,581	-	1,990	-	2,513	(527)	(527)
SQM Beijing Commercial Co. Ltd.	12,346	9	10,163	-	13,779	(121)	(121)
SQM Thailand Limited	8,302	7	4,835	-	8,348	485	485
SQM Colombia SAS	4,592	279	4,830	-	3,056	(887)	(887)
SQM Australia Pty Ltd.	29,856	88,587	5,005	26	-	562	562
Sacal S.A.	3	-	-	-	-	-	-
SQM International	10,854	781	3,502	-	3,539	102	102
SQM Shanghai Chemicals Co. Ltd.	8,437	36	6,212	-	6,059	(239)	(239)
Subtotal	916,414	293,727	724,831	1,317	1,674,045	53,821	53,852
Total	3,292,941	3,073,511	2,446,944	328,545	4,208,297	793,621	791,801

Notes to the Consolidated Financial Statement December 31, 2019

8.3       Background on non-controlling interests

	% of interests in the ownership	Profit (loss) attributable to non-controlling interest		Equity, non-controlling interests		Dividends paid to noncontrolling interests
Subsidiaries	held by non-controlling interest	As of December 31, 2019	As of December 31, 2018	As of December 31, 2019	As of December 31, 2018	As of December 31, 2019	As of December 31, 2018
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Proinsa Ltda.	0.1%	-	-	-	-	-	-
SQM Potasio S.A.	0.00001%	-	-	-	-	-	-
Ajay SQM Chile S.A.	49%	740	1,176	8,517	8,659	882	823
Soquimich Comercial S.A.	39.3616784%	1,999	1,375	38,103	41,855	5,935	8.910
Comercial Agrorama Ltda.	30%	(251)	(318)	(693)	(481)	-	-
Agrorama S.A.	0.001%	-	-	-	-	-	-
Orcoma Estudios SPA	49%	-	-	2,277	2,277	-	-
SQM Indonesia S.A.	20%	-	-	1	1	-	-
Total		2,488	2,233	48,205	52,311	6,817	9,733

Notes to the Consolidated Financial Statement December 31, 2019

Note 9	Equity-accounted investees

9.1	Investments in associates recognized according to the equity method of accounting

As of December 31, 2019 and 2018, in accordance with criteria established in Note 2,

	Equity-accounted investees		Share in profit (loss) of associates and joint ventures accounted for using the equity method		Share in other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax		Share in total other comprehensive income of associates and joint ventures accounted for using the equity method
	As of December 31, 2019	As of December 31, 2018	As of December 31, 2019	As of December 31, 2018	As of December 31, 2019	As of December 31, 2018	As of December 31, 2019	As of December 31, 2018
Associates	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	11,609	10,821	634	596	1	-	635	596
Doktor Tarsa Tarim Sanayi AS	26,001	21,582	3,912	241	198	489	4,110	730
Ajay North America	14,669	14,951	2,871	3,728	-	-	2,871	3,728
Ajay Europe SARL	7,451	7,845	1,165	1,373	(179)	(439)	986	934
Charlee SQM Thailand Co Ltd	-	-	-	316	-	-	-	316
SQM Eastmed Turkey	623	310	354	370	(42)	(21)	312	349
Kore Potash PLC	24,739	20,467	(534)	(1,543)	(549)	(1,206)	(1,083)	(2,749)
Total	85,092	75,976	8,402	5,081	(571)	(1,177)	7,831	3,904

Notes to the Consolidated Financial Statement December 31, 2019

					Dividends received
			Country of	Share of ownership in	For the year ended December 31, 2019	For the year ended December 31, 2018
Associate	Description of the nature of the relationship	Domicile	incorporation	associates	ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	Distribution and commercialization of specialty plant nutrients in the Middle East.	PO Box 71871, Abu Dhabi	United Arab Emirates	37%	-	6,632
Doktor Tarsa Tarim Sanayi AS	Distribution and commercialization of specialty plant nutrients in Turkey.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%	-	-
Ajay North America	Production and distribution of iodine derivatives.	1400 Industry RD Power Springs GA 30129	United States of America	49%	2,796	2,807
Ajay Europe SARL	Production and distribution of iodine derivatives.	Z.I. du Grand Verger BP 227 53602 Evron Cedex	France	50%	1,055	811
Charlee SQM Thailand Co Ltd	Distribution and commercialization of specialty plant nutrients.	31 Soi 138 (Meesuk) LLapdrawrd, Bangkapi, 10240 Bangkok	Thailand	40%	-	362
SQM Eastmed Turkey	Production and commercialization of specialty products.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%	-	-
Kore Potash Ltd	Prospection, exploration and mining development.	L 3 88 William ST Perth, was 6000	Australia	19.67%	-	-
Total					3,851	10,612

Notes to the Consolidated Financial Statement December 31, 2019

The companies described in the table below are related parties of the following associates:

(1) Doktor Tarsa Tarim Sanayi AS

(2) Terra Tarsa B.V.

(3) Abu Dhabi Fertilizer Industries WWL

					Dividends received
			Country of	Share of ownership in associates	For the year ended December 31, 2019	For the year ended December 31, 2018
Associate	Description of the nature of the relationship	Domicile	incorporation	(*)	ThUS$	ThUS$
Terra Tarsa Ukraine LLC (2)	Distribution and trading of specialty plant nutrients.	74800 Ukraine, Kakhovka, 4 Yuzhnaya Str.	Ukraine	100%	-	-
Terra Tarsa BV (1)	Distribution and trading of specialty plant nutrients.	Herikerbergweg 238, Luna Arena, 1101CM Amsterdam PO Box 23393, 1100DW Amsterdam Zuidoost	Holland	50%	-	-
Plantacote NV (1)	Sale of CRF and production and sales of WSNPK.	Houtdok-Noordkaai 25a, 2030 Antwerpen, Belgium	Belgium	100%	-	-
Doctochem Tarim Sanayai Ticaret LTD (1)	Production, distribution and trading of specialty plant nutrition.	Eski Büyükdere Cad No: 7 GIZ 2000 Plaza K:17 D:67-68 Maslak Sariyer Ístambul.	Turkey	100%	-	-
Terra Tarsa Don LLC	Distribution and sale of specialty fertilizers	Zorge Street, house 17, 344090, Rostov-on-Don	Russian Federation	100%	-	-
Doktolab Tarim Arastirma San. (1)	Laboratory services.	27. Cd. No:2, 07190 Aosb 2. Kısım/Döşemealtı, Antalya, Turkey	Turkey	100%	-	-
International Technical and Trading Agencies Co WLL (3)	Distribution and trading of specialty plant nutrients, in the Middle East.	P.O Box: 950918 Amman 11195	Jordan	50%	-	-
Total					-	-

(*) This percentage does not consider the shareholdings of the holders of these subsidiaries.

Notes to the Consolidated Financial Statement December 31, 2019

9.2	Assets, liabilities, revenue and expenses of associates

	As of December 31, 2019
	Assets		Liabilities			Gain (loss) from continuing	Other comprehensive	Comprehensive e
	Currents	Non-currents	Currents	Non-currents	Revenue	operations	income	income
Associate	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	28,543	9,971	7,133	-	31,588	1,713	4	1,717
Doktor Tarsa Tarim Sanayi AS	97,797	15,196	22,420	38,522	93,768	7,824	396	8,220
Ajay North America	19,748	13,250	3,061	-	38,833	5,860	-	-
Ajay Europe SARL	19,589	1,456	6,144	-	35,709	2,329	(358)	1,971
SQM Eastmed Turkey	2,718	1,833	2,600	704	3,086	709	(84)	625
Kore Potash PLC	7,938	119,362	2,214	-	-	(2,716)	(2,791)	(5,507)
Total	176,333	161,068	43,572	39,226	202,984	15,719	(2,833)	7,026

	As of December 31, 2018
	Assets		Liabilities			Gain (loss) from continuing	Other comprehensive	Comprehensive e
	Currents	Non-currents	Currents	Non-currents	Revenue	operations	income	income
Associate	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	23,496	11,444	5,695	-	33,098	1,611	(1)	1,610
Doktor Tarsa Tarim Sanayi AS	66,498	12,242	27,067	8,509	74,144	481	978	1,459
Ajay North America	21,644	12,409	3,542	-	40,290	7,608	-	7,608
Ajay Europe SARL	21,219	1,214	6,743	-	36,337	2,747	(878)	1,869
SQM Eastmed Turkey	1,724	2,160	1,829	1,434	3,192	740	(42)	698
Kore Potash PLC	6,659	148,426	2,180	-	-	(8,198)	(6,882)	(15,080)
Total	141,240	187,895	47,056	9,943	187,061	4,989	(6,825)	(1,836)

Notes to the Consolidated Financial Statement December 31, 2019

9.3	Other information

The Company has no participation in unrecognized losses in investments in associates.

The Company has no investments that are not accounted for according to the equity method.

The basis of preparation of the financial information of associates corresponds to the amounts included in the financial statements in conformity with IFRS.

The equity method was applied to the Statement of Financial Position as of December 31, 2019 and 2018.

9.4	Disclosures on interest in associates

(a)	Transactions conducted in 2019:

•	In the fourth quarter of 2019, Ajay North America paid total dividends of ThUS$ 5,706.
•	In the first quarter of 2019, Ajay Europe SARL paid total dividends of ThUS$ 2,107.
•	In July 2019, the Company a capital increase in Kore Potash PLC for ThUS$ 2,600, increasing the share to 19.67% of investment shareholdings.
•	On December 11, 2019, Doktor Tarsa Tarim Sanayi AS acquired 100% of shares in Doctochem Tarim Sanayi Ticaret LTD.

(b)	Transactions conducted in 2018:

•	During the first quarter, the Company increased its capital in Kore Potash PLC by ThUS$ 3,000.
•	In March 2018 Abu Dhabi Fertilizer Industries WLL paid dividends of ThUS$ 10,890. 50% of the distributed dividend was charged to retained earnings generated subsequent to 2014, in line with the Company’s statutes that establish that 37% of the distributed dividend corresponds to SQM. The remaining 50% was charged to retained earnings generated between 2004 and 2014, in line with the entity’s statutes that establish that 50% of the distributed dividend corresponds to SQM.

•	In March 2018 Ajay North America paid dividends of ThUS$ 1,432.

•	In June 2018 Abu Dhabi Fertilizer Industries WLL paid dividends of ThUS$ 7,034. 50% of the distributed dividend was charged to retained earnings generated subsequent to 2014, in line with the Company’s statutes that establish that 37% of the distributed dividend corresponds to SQM. The remaining 50% was charged to retained earnings generated between 2004 and 2014, in line with the Company’s statutes that establish that 50% of the distributed dividend corresponds to SQM.

•	At the close of the second quarter of 2018, Ajay North America paid dividends of ThUS$ 5,728.

•	In June 2018 Ajay North Europe SARL paid dividends of ThUS$ 1,622.

•	In June 2018 Charlee SQM Thailand Co. Ltd. paid dividends of ThUS$ 906.

•	On November 14, 2018, Soquimich European Holdings B.V. sold its share in Charlee SQM Thailand Co. Ltd., generating a loss of ThUS$ 759.

•	In 2018, Doktor Tarsa Tarim Sanayi Ve Ticaret A.S., changed its functional currency from Turkish Lira to the United States Dollar.

Notes to the Consolidated Financial Statement December 31, 2019

Note 10	Joint Ventures

10.1	Policy for the accounting of equity accounted investment in joint ventures

The method for recognizing joint ventures is that in which participation is initially recorded at cost, and subsequently adjusted, considering changes after the acquisition in the portion of the entity’s net assets that correspond to the investor. Profit or loss for the period will include the portion of the entity’s entire profit or loss that correspond to the investor. For these joint ventures there is no quoted market price to measure these investments. (See Note 2.6)

At the date of issuance of these financial statements, SQM is not aware of the existence of any significant contingent liabilities associated with the partnerships in joint ventures.

10.2	Disclosures of interest in joint ventures

a)	Operations conducted in 2019

•	On January 01, 2019, SQM Vitas Perú changed its functional currency from the Peruvian sol to USD (United States dollar).

•	During the fourth quarter del 2019 SQM Vitas Fzco paid dividends of ThUS$ 21,196.

b)	Operations conducted in 2018

•	During the first quarter of 2018, Minera Exar S.A. increased its capital by ThUS$ 13,000. The entity is a joint venture and contributions were made on January 25, 2018 (ThUS$ 6,000) and February 14, 2018 (ThUS$ 7,000) by SQM Potasio S.A. and Lithium Americas Corporation (LAC). Both partners share 50% ownership of the respective company, each contributing the same share in these capital increases.

•	On March 14, 2018, the company SQM Vitas Plantacote B.V. was closed.

•	As of the date, Minera Exar S.A. has changed its functional currency from the Argentine peso to the United States dollar.

•	In April 2018, Minera Exar made a new capital increase of ThUS$ 7,000, which was contributed in equal parts by its partners.

•	On May 15, 2018, the subsidiary Soquimich European Holdings BV, signed a joint venture agreement with PAVONI & C., SpA in Italy, EUR 5.5 million were paid for a 50% share, generating a lower value of EUR 2.6 million. The functional currency of the joint venture is the Euro.

•	On December 31, 2018, the conditions were met for Covalent Lithium Pty Ltd, to be recognized as a separate joint venture. In previous years, the financial statements for this entity were included as part of SQM Australia Pty.

•	On December 31, 2018, as part of the investment in Pavoni & C., SpA. the goodwill generated in the purchase of this joint venture by an amount, of ThUS$ 3,206.

•	The subsidiary SQM Industrial S.A., recorded an impairment loss of ThUS$ 8,802, corresponding to its Sichuan SQM-Migao Chemical Fertilizer Co, Ltd, joint venture. The impairment is disclosed by netting the value of the aforementioned investment, in the caption “Equity method investments".

•	During December 2018, the Company sold its shares in Minera Exar S.A. and generated a profit before taxes of ThUS$ 14,507.

Notes to the Consolidated Financial Statement December 31, 2019

10.3	Investment in joint ventures accounted for under the equity method of accounting

					Dividends received
Joint venture	Description of the nature of the relationship	Domicile	Country of incorporation	Share of interest in ownership	For the year ended December 31, 2019	For the year ended December 31, 2018
					ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co Ltd.	Production and distribution of soluble fertilizers.	Huangjing Road, Dawan Town, Qingbaijiang Dristrict, Chengdu Municipality, Sichuan Province	China	50%	-	-
Coromandel SQM India	Production and distribution of potassium nitrate.	1-2-10, Sardar Patel Road, Secunderabad – 500003 Andhra Pradesh	India	50%	-	-
SQM Vitas Fzco.	Production and commercialization of specialty plant and animal nutrition and industrial hygiene.	Jebel ALI Free Zone P.O. Box 18222, Dubai	United Arab Emirates	50%	10,598	-
SQM Qingdao Star Corp Nutrition Co. Ltd.	Production and distribution of nutrient plant solutions with specialties NPK soluble.	Longquan Town, Jimo City, Qingdao Municipality, Shangdong Province	China	50%	-	-
SQM Vitas Holland	Without information production of specialized fertilizers and other products for distribution in Italy and other countries.	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Holland	50%	-	-
Pavoni & C. Spa	products for distribution in Italy and other countries.	Corso Italia 172, 95129 Catania (CT), Sicilia	Italy	50%	-	-
Covalent Lithium Pty Ltd.	Development and operation of the Mt Holland Lithium project, which will include the construction of a lithium extraction and refining mine	L18, 109 St Georges Tce Perth WA 6000 |PO Box Z5200 St Georges Tce Perth WA 6831	Australia	50%	-	-
Total					10,598	-

Notes to the Consolidated Financial Statement December 31, 2019

The companies described in the following table are related to the following joint ventures:

(1)	SQM Vitas Fzco.
(2)	Pavoni & C Spa

					Dividends received
Joint venture	Description of the nature of the relationship	Domicile	Country of incorporation	Share of interest in ownership (*)	For the year ended December 31, 2019	For the year ended December 31, 2018
					ThUS$	ThUS$
SQM Vitas Brasil Agroindustria (1)	Production and trading of specialty vegetable and animal nutrition and industrial hygiene.	Via Cndeias, Km. 01 Sem Numero, Lote 4, Bairro Cia Norte, Candeias, Bahia.	Brazil	49.99%	-	-
SQM Vitas Perú S.A.C. (1)	Production and trading of specialty vegetable and animal nutrition and industrial hygiene	Av. Juan de Arona 187, Torre B, Oficina 301-II, San Isidro, Lima	Perú	50%	-	-
Arpa Speciali S.R.L. (2)	Production of specialty fertilizers and others for distribution in Italy and other countries.	Mantova (MN) Via Cremona 27 Int. 25	Italy	50.48%	-	-
Total					-	-

(*) The percentages presented correspond to the ownership used in the consolidation of the company.

Notes to the Consolidated Financial Statement December 31, 2019

	Equity-accounted investees		Share in profit (loss) of associates and joint ventures accounted for using the equity method		Share on other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax		Share on total other comprehensive income of associates and joint ventures accounted for using the equity method
Joint Venture	For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2019	For the year ended December 31, 2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co Ltd.	1,992	1,992	(632)	(650)	-	-	(631)	(650)
Coromandel SQM India	1,568	1,729	(98)	174	(38)	(159)	(136)	15
SQM Vitas Fzco.	9,111	20,202	1,797	1,781	437	(903)	2,234	878
SQM Qingdao Star Corp Nutrition Co. Ltd.	3,464	3,168	296	188	-	-	296	188
SQM Vitas Holland	1,304	1,345	(15)	(14)	(27)	(70)	(42)	(84)
Minera Exar S.A. (1)	-	-	-	(206)	-	-	-	(206)
Pavoni & C. Spa	6,864	7,084	36	(39)	(255)	70	(219)	31
Covalent Lithium Pty Ltd.	40	53	-	36	(13)	-	(13)	36
Total	24,343	35,573	1,384	1,270	104	(1,062)	1,489	208

(1)	Minera Exar S.A. was sold in December 2018,

The amounts described in the following box represent numbers used in the consolidation of the company:

	Equity-accounted investees		Share in profit (loss) of associates and joint ventures accounted for using the equity method		Share on other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax		Share on total other comprehensive income of associates and joint ventures accounted for using the equity method
Joint Venture	For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2019	For the year ended December 31, 2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Brasil Agroindustria (1)	5,347	5,915	564	1,439	225	(792)	338	647
SQM Vitas Perú S.A.C. (1)	1,955	2,671	211	(275)	661	(112)	872	(387)
Arpa Speciali S.R.L. (2)	92	62	31	(44)	(1)	-	30	(44)
Total	7,394	8,648	806	1,120	435	(904)	1,240	216

The following companies are subsidiaries of:

(1)	SQM Vitas Fzco.

(2)	Pavoni & C. Spa

Notes to the Consolidated Financial Statement December 31, 2019

10.4	Assets, liabilities, revenue and expenses from joint ventures:

	As of December 31, 2019
	Assets		Liabilities			Gain (loss) from continuing	Other comprehensive	Comprehensive
Joint Venture	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co Ltd.	28,668	5,129	13,472	-	7	(1,262)	-	(1,262)
Coromandel SQM India	4,504	633	1,704	-	8,197	(197)	(77)	(274)
SQM Vitas Fzco.	9,695	20,014	1,136	-	36	3,595	(876)	2,719
SQM Qingdao Star Corp Nutrition Co. Ltd.	7,534	26	632	-	12,003	592	-	592
SQM Vitas Holland	2,609	-	2	-	-	(30)	(53)	(83)
SQM Vitas Brasil Agroindustria	46,118	7,299	40,334	-	87,901	1,128	(451)	677
SQM Vitas Perú S.A.C.	29,452	8,378	24,855	6,044	28,590	421	1,322	1,743
Pavoni & C. Spa	9,444	7,074	8,466	735	14,296	71	(510)	(439)
Covalent Lithium Pty Ltd.	1,616	958	2,111	383	-	-	(25)	(25)
Total	139,640	49,511	92,712	7,162	151,030	4,318	(670)	3,648

	As of December 31, 2018
	Assets		Liabilities			Gain (loss) from continuing	Other comprehensive	Comprehensive
Joint Venture	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co Ltd.	28,577	5,913	12,902	-	16	(1,301)	-	(1,301)
Coromandel SQM India	5,905	852	3,050	-	11,605	348	(318)	30
SQM Vitas Fzco.	30,430	17,592	2,678	-	16,583	3,561	(1,806)	1,755
SQM Qingdao Star Corp Nutrition Co. Ltd.	7,754	114	1,533	-	13,004	377	-	377
SQM Vitas Holland	2,692	-	1	-	-	(28)	(139)	(167)
SQM Vitas Brasil Agroindustria	36,648	7,566	31,808	-	82,625	2,879	(1,585)	1,294
SQM Vitas Perú S.A.C.	22,365	7,785	18,996	5,966	28,619	(550)	(223)	(773)
Pavoni & C. Spa	10,062	6,490	8,098	698	15,461	(79)	140	61
Covalent Lithium Pty Ltd.	239	100	233	-	-	106	-	106
Total	144,672	46,412	79,299	6,664	167,913	5,313	(3,931)	1,382

Notes to the Consolidated Financial Statement December 31, 2019

10.5	Other Joint Venture disclosures:

	Cash and cash equivalents		Other current financial liabilities		Other non-current financial liabilities
Joint Venture	As of December 31, 2019	As of December 31, 2018	As of December 31, 2019	As of December 31, 2018	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co Ltd.	33	106	-	-	-	-
Coromandel SQM India	2,240	308	-	-	-	-
SQM Vitas Fzco.	3,071	19,312	-	-	-	-
SQM Qingdao Star Corp Nutrition Co. Ltd.	4,640	4,543	-	-	-	-
SQM Vitas Holland	2,609	2,692	-	-	-	-
SQM Vitas Brasil Agroindustria	2,101	1,869	9,106	13,380	-	-
SQM Vitas Perú S.A.C.	225	371	258	3,819	895	801
Pavoni & C. Spa	314	407	5,509	5,464	-	-
Covalent Lithium Pty Ltd.	693	156	472	-	-	-
Total	15,926	29,764	15,345	22,663	895	801

	Depreciation and amortization expense		Interest expense		Income tax benefit (expense) from continuing operations
Joint Venture	For the year ended as of December 31, 2019	For the year ended as of December 31, 2018	For the year ended as of December 31, 2019	For the year ended as of December 31, 2018	For the year ended as of December 31, 2019	For the year ended as of December 31, 2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co Ltd.	(743)	(948)	-	(1)	153	97
Coromandel SQM India	(291)	445	(4)	(9)	(27)	(38)
SQM Vitas Fzco.	-	(509)	(7)	(8)	-	-
SQM Qingdao Star Corp Nutrition Co. Ltd.	(62)	(67)	-	-	(241)	(187)
SQM Vitas Holland	-	-	(1)	-	-	-
SQM Vitas Brasil Agroindustria	(33)	(408)	(1,176)	(886)	181	(117)
SQM Vitas Perú S.A.C.	(287)	(347)	(435)	(425)	(316)	(230)
Pavoni & C. Spa	(149)	(542)	-	(335)	(214)	-
Covalent Lithium Pty Ltd.	(126)	(16)	(32)	(5)	-	(46)
Total	(1,691)	(2,392)	(1,655)	(1,669)	(464)	(521)

Notes to the Consolidated Financial Statement December 31, 2019

10.6	Joint Ventures

In 2017, we continued to expand our operations outside Chile and, together with our subsidiary SQM Australia Pty, we entered into an agreement to acquire 50% of the assets of the Mount Holland lithium project in Western Australia. We entered into a 50/50 unincorporated joint operation with Kidman Resources Limited (“Kidman”), the Mt Holland Lithium Project, to design, construct and operate a mine, concentrator and refinery to produce approximately 45,000 metric tons of lithium hydroxide per year. Kidman retained the exclusive right to exploit gold within the project area. SQM Australia Pty committed to pay a price of US$ 70 million for the 50% of the Mt Holland assets, which was split into an initial payment of US$15 million and a deferred payment of US$ 55 million, both payments subject to certain conditions precedent. As agreed by the parties, US$ 40 million of a total of US$70 million paid to Kidman was provided directly to the project and SQM Australia paid an additional (i) US$ 10 million as part of the initial payment, and (ii) US$ 30 million once the deferred payment took place. An additional US$ 5 million for Kidman for resolution of legal disputes.

All payments subject to conditions under the purchase agreement with Kidman were executed by December 2018.

This business meets the conditions stipulated in IFRS 11 to be considered a "joint operation", since management has agreed that the rights of the related assets and liabilities relate to a joint arrangement, which states that the joint operators share all interests in the related assets and liabilities in specific proportions. Please refer to material events as of December 31, 2019.

Notes to the Consolidated Financial Statement December 31, 2019

Note 11	Cash and cash equivalents

11.1	Types of cash and cash equivalents

As of December 31, 2019, and 2018, cash and cash equivalents are detailed as follows:

Cash	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Cash on hand	71	75
Cash in banks	105,141	101,662
Other demand deposits	6,986	746
Total cash	112,198	102,483

Cash equivalents	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Short-term deposits, classified as cash equivalents	149,099	187,666
Short-term investments, classified as cash equivalents	327,233	265,917
Total cash equivalents	476,332	453,583
Total cash and cash equivalents	588,530	556,066

11.2	Short-term investments, classified as cash equivalents

As of December 31, 2019 and 2018, the short-term investments classified as cash and cash equivalents relate to mutual funds (investment liquidity funds) for investments in:

Institution	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Legg Mason - Western Asset Institutional Cash Reserves	181,155	132,108
JP Morgan US dollar Liquidity Fund Institutional	146,078	133,809
Total	327,233	265,917

Short-term investments are highly liquid mutual funds that are basically invested in short-term fixed rate notes in the U.S. market.

Notes to the Consolidated Financial Statement December 31, 2019

11.3	Information on cash and cash equivalents by currency

As of December 31, 2019 and 2018, information on cash and cash equivalents by currency is detailed as follows:

Original currency	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Chilean Peso (*)	8,240	157,500
US Dollar	558,572	353,674
Euro	3,131	4,738
Mexican Peso	2,103	1,242
South African Rand	3,929	5,219
Japanese Yen	1,559	1,786
Peruvian Sol	4	1
Indian rupee	6	-
Chinese Yuan	2,484	2,305
Dirham United Arab Emirates	-	1
Indonesian rupee	3	-
Argentine Peso	3	2
Pound Sterling	3	-
Australian dollar	8,492	29,598
Polish Zloty	1	-
Total	588,530	556,066

(*) The Company maintains financial derivative instruments policies which allow management to convert term deposits denominated in pesos and UF to US dollars.

11.4	Amount restricted (unavailable) cash balances

Cash on hand and cash in banks are available resources, and their carrying value is equal to their fair value.

Financial assets pledged as collateral

On November 4, 2004, Isapre Norte Grande has a guarantee equivalent to the total amount owed to its subsidiaries and medical suppliers, which is administered and maintained by Banco de Chile.

As of December 31, 2019 and, 2018 pledged assets are as follows

Restricted cash balances	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Isapre Norte Grande Ltda.	551	712
Total	551	712

Notes to the Consolidated Financial Statement December 31, 2019

11.5	Short-term deposits, classified as cash equivalents

The detail at the end of each period is as follows:

Receiver of the deposit	Type of deposit	Original currency	Interest rate	Placement date	Maturity	Principal	Interest accrued to-date	As of December 31, 2019
						ThUS$	ThUS$	ThUS$
Banco crédito e inversiones	Fixed term	US$	3.45%	11-18-2019	02-13-2020	18,000	74	18,074
Banco crédito e inversiones	Fixed term	US$	2.85%	12-26-2019	02-20-2020	20,000	8	20,008
Banco de Chile	Fixed term	US$	3.45%	11-15-2019	01-23-2020	14,000	62	14,062
Banco de Chile	Fixed term	US$	3.50%	11-15-2019	01-09-2020	18,000	80	18,080
Banco de Chile	Fixed term	US$	3.45%	11-15-2019	01-16-2020	18,000	79	18,079
Banco Itau Chile	Fixed term	US$	2.90%	12-26-2019	02-20-2020	33,000	13	33,013
Scotiabank Sud Americano	Fixed term	Ch$	2.16%	12-30-2019	08-08-2020	6,812	-	6,812
Banco crédito e inversiones	Fixed term	US$	3.51%	11-21-2019	01-28-2020	1,000	4	1,004
Banco crédito e inversiones	Fixed term	US$	3.75%	12-02-2019	02-27-2020	2,000	6	2,006
Banco crédito e inversiones	Fixed term	US$	3.60%	11-25-2019	01-28-2020	1,000	4	1,004
Banco Estado	Fixed term	US$	2.15%	12-16-2019	01-06-2020	500	-	500
Banco Santander - Santiago	Fixed term	US$	2.55%	12-09-2019	02-04-2020	1,700	3	1,703
Corpbanca	Fixed term	US$	2.55%	12-16-2019	01-06-2020	2,500	3	2,503
Corpbanca	Fixed term	US$	3.64%	11-29-2019	02-13-2020	1,500	5	1,505
Corpbanca	Fixed term	US$	2.80%	12-11-2019	01-28-2020	2,000	8	2,008
Banco Santander - Santiago	Fixed term	US$	2.33%	10-16-2019	01-12-2020	1,000	5	1,005
Scotiabank Sud Americano	Fixed term	US$	2.45%	12-17-2019	01-13-2020	3,600	3	3,603
Scotiabank Sud Americano	Fixed term	US$	3.20%	11-13-2019	01-30-2020	500	2	502
Scotiabank Sud Americano	Fixed term	US$	3.40%	12-02-2019	02-27-2020	2,000	5	2,005
Scotiabank Sud Americano	Fixed term	US$	3.45%	11-18-2019	01-30-2020	1,500	6	1,506
BBVA Banco Francés	Fixed term	US$	39%	12-26-2019	01-27-2020	52	1	53
Banco Itaú S.A.	On demand	US$	8%	10-17-2019	12-31-2019	64	-	64
						148,728	371	149,099

Notes to the Consolidated Financial Statement December 31, 2019

Receiver of the deposit	Type of deposit	Original currency	Interest rate	Placement date	Maturity	Principal	Interest accrued to-date	As of December 31, 2018
						ThUS$	ThUS$	ThUS$
Scotiabank	Fixed term	Ch$	2.50%	10-18-2018	01-16-2019	14,606	90	14,696
Banco Crédito e Inversiones	Fixed term	Ch$	2.55%	11-06-2018	01-09-2019	19,632	92	19,724
Scotiabank	Fixed term	Ch$	2.55%	11-30-2018	01-03-2019	14,393	38	14,431
Scotiabank	Fixed term	Ch$	2.55%	12-03-2018	01-03-2019	11,515	27	11,542
Itau-Corpbanca	Fixed term	Ch$	2.50%	12-03-2018	01-03-2019	14,393	34	14,427
Itau-Corpbanca	Fixed term	Ch$	2.50%	12-07-2018	01-09-2019	14,393	29	14,422
Itau-Corpbanca	Fixed term	Ch$	2.50%	12-10-2018	01-09-2019	12,954	23	12,977
Scotiabank	Fixed term	Ch$	2.35%	12-10-2018	01-09-2019	12,954	21	12,975
Itau-Corpbanca	Fixed term	US$	3.06%	12-11-2018	01-11-2019	1,300	2	1,302
Banco Estado	Fixed term	US$	2.75%	12-12-2018	01-15-2019	1,000	1	1,001
Itau-Corpbanca	Fixed term	Ch$	2.50%	12-14-2018	01-09-2019	14,392	20	14,412
Scotiabank	Fixed term	Ch$	2.65%	12-17-2018	01-17-2019	14,393	18	14,411
Scotiabank	Fixed term	Ch$	2.60%	12-17-2018	01-17-2019	10,892	13	10,905
Banco Crédito e Inversiones	Fixed term	US$	2.93%	12-17-2018	01-31-2019	1,400	2	1,402
Itau-Corpbanca	Fixed term	US$	3.30%	12-17-2018	01-31-2019	1,400	2	1,402
Itau-Corpbanca	Fixed term	US$	3.40%	12-17-2018	01-31-2019	3,000	4	3,004
Banco de Chile	Fixed term	US$	3.06%	12-17-2018	01-31-2019	1,700	2	1,702
Scotiabank Sud Americano	Fixed term	US$	2.95%	12-17-2018	01-31-2019	1,500	2	1,502
Banco de Chile	Fixed term	US$	3.26%	12-19-2018	01-31-2019	800	1	801
Banco Crédito e Inversiones	Fixed term	US$	3.42%	12-26-2018	02-26-2019	2,800	1	2,801
Banco de Chile	Fixed term	US$	3.26%	12-26-2018	02-26-2019	2,800	1	2,801
Scotiabank Sud Americano (*)	Fixed term	Ch$	0.26%	12-27-2018	01-07-2019	1,439	1	1,440
Scotiabank Sud Americano (*)	Fixed term	Ch$	0.26%	12-27-2018	01-14-2019	2,879	1	2,880
Scotiabank Sud Americano (*)	Fixed term	Ch$	0.26%	12-27-2018	01-21-2019	1,439	1	1,440
Banco Estado	Fixed term	US$	3.15%	12-28-2018	01-28-2019	2,000	1	2,001
Banco Estado	Fixed term	US$	3.15%	12-28-2018	01-28-2019	600	-	600
Banco de Chile	Fixed term	US$	3.16%	12-28-2018	01-28-2019	2,000	1	2,001
Banco Crédito e Inversiones	Fixed term	US$	2.53%	12-28-2018	01-08-2019	1,000	-	1,000
Banco Crédito e Inversiones	Fixed term	US$	3.08%	12-28-2018	01-28-2019	2,500	1	2,501
Banco Santander- Santiago (*)	Fixed term	Ch$	0.20%	12-18-2018	01-04-2019	432	-	432
BBVA Banco Francés	Fixed term	US$	-	12-31-2018	01-21-2019	81	3	84
Nedbank	On demand	US$	-	12-31-2018	01-01-2019	647	-	647
Total						187,234	432	187,666

(*) Corresponds to a monthly rate.

Notes to the Consolidated Financial Statement December 31, 2019

11.6	Net Debt reconciliation

This section sets out an analysis of net debt and the movements in net debt for each of the periods presented.

Net debt	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Cash and cash equivalents	588,530	556,066
Other current financial assets	505,490	312,721
Other non-current financial hedge assets	3,918	13,425
Other current financial liabilities	(298,822)	(23,585)
Other non-current financial liabilities	(1,518,926)	(1,330,382)
Total	(719,810)	(471,755)

		Adjustment to	Monetary			Non-monetary
Cash and cash equivalents	As of December 31, 2018	initial balances by adoption of IFRS 16	Amounts from loans	Amounts from interest	Other cash income/expenses	Hedging and non-hedging instruments	Exchange rate differences	Other	As of December 31, 2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Obligations with the public and bank loans	(1,333,793)	-	(442,465)	65,754	6,816	-	20,839	(70,179)	(1,753,028)
Current and non-current lease liabilities	-	(45,115)	7,221	1,537	-	-	-	(1,540)	(37,897)
Financial instruments derived from hedging	(17,318)	-	(439)	5,209	-	(12,014)	-	907	(23,655)
Financial instruments derived from non-hedging	(2,856)	-	-	-	-	(313)	-	-	(3,169)
Subtotal	(1,353,967)	(45,115)	(435,683)	72,500	6,816	(12,327)	20,839	(70,812)	(1,817,749)
Cash and cash equivalents	556,066	-	-	-	47,396	-	(14,932)	-	588,530
Deposits that do not qualify as cash and cash equivalents	291,790	-	-	(25,809)	224,499	-	(31,080)	26,289	485,689
Derivatives from hedge assets	31,663	-	-	-	(34,434)	23,034	-	925	21,188
Derivatives from other financial non-hedge assets	2,693	-	-	-	(1,403)	1,242	-	-	2,532
Total	(471,755)	(45,115)	(435,683)	46,691	242,874	11,949	(25,173)	(43,598)	(719,810)

The definition of debt is described in Note 14.

Notes to the Consolidated Financial Statement December 31, 2019

Note 12	Inventories

The composition of inventory at each period-end is as follows:

Type of inventory	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Raw material	7,287	6,764
Supplies for production	26,064	26,84
Products-in-progress	457,563	423,621
Finished product	492,424	456,449
Total	983,338	913,674

As of December 31, 2019 and 2018, the Company held caliche stockpiles, solutions in solar ponds and intermediary salts amounting ThUS$ 393,600 and ThUS$ 347,100, respectively (including products in progress).

As of December 31, 2019 and 2018, inventory allowances recognized, amounted to ThUS$ 88,174 and ThUS$ 105,282, respectively. For finished and in-process products, recognized allowances include the provision associated with the lower value of stock (considers lower realizable value, uncertain future use, reprocessing costs of off-specification products, etc.), provision for inventory differences and the provision for potential errors in the determination of inventories (e.g., errors in topography, grade, porosity, etc.), (see Note 3.13).

For raw materials, supplies, materials and parts, the lower value provision was associated to the proportion of obsolete, defective or slow-moving materials and potential differences.

The breakdown of inventory allowances is detailed as follows:

Type of inventory	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Raw material and supplies for production	2,488	1,838
Products-in-progress	71,468	82,673
Finished product	14,218	20,771
Total	88,174	105,282

The Company has not pledged inventory as collateral for the periods indicated above.

Notes to the Consolidated Financial Statement December 31, 2019

As of December 31, 2019 and December 31, 2018, movements in provisions are detailed as follows:

Conciliation	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Beginning balance	105,282	96,284
Increase (decrease) in lower value provision (1)	(6,987)	7,845
Increase (decrease) in provision relating to differences of inventory (2)	(123)	3,176
Increase / decrease in provision relating to eventual differences and others (3)	(6,262)	2,436
Provision used	(3,736)	(4,459)
Total changes	(17,108)	8,998
Final balance	88,174	105,282

(1)	There are three types of Lower Value Provisions: (a) Economic Realizable Lower Value, (b) Potential Inventory with Uncertain Future Use and (c) Reprocessing Costs of Off-Specification Products.
(2)	Provisions for Inventory Differences generated when physical differences are detected when taking inventory, which exceed the tolerance levels for this process, At least two annual inventories are taken in the production sites and in the port in Chile (“zero sum” systems have immediate potential adjustments).
(3)	This algorithm corresponds to the provision of diverse percentages based on the complexity in the measurement and rotation of stock, as well as standard differences based on previous results, as is the case with provisions relating to Commercial Offices.

Notes to the Consolidated Financial Statement December 31, 2019

Note 13	Related party disclosures

13.1	Related party disclosures

Balances pending at period-end are not guaranteed, accrue no interest and are settled in cash. No guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties.

13.2	Relationships between the parent and the entity

Pursuant to Article 99 of Law of the Securities Market Law, the CMF may determine that a company does not have a controlling entity in accordance with the distribution and dispersion of its ownership, On November 30, 2018, the CMF issued the ordinary letter No. 32,131 whereby it determined that Pampa Group, do not exert decisive power over the management of the Company since it does not have a predominance in the ownership that allows it to make management decisions. Therefore, the CMF has determined not to consider Pampa Group as the controlling entity of the Company and that the Company does not have a controlling entity given its current ownership structure.

Notes to the Consolidated Financial Statement December 31, 2019

13.3	Detailed identification of related parties and subsidiaries

As of December 31, 2019 and 2018, the detail of entities that are identified as subsidiaries or related parties of the Company is as follows:

Tax ID No.	Name	Country of origin	Functional currency	Nature
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	US$	Subsidiary
Foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	US$	Subsidiary
Foreign	SQM North America Corp.	United States of America	US$	Subsidiary
Foreign	SQM Europe N.V.	Belgium	US$	Subsidiary
Foreign	Soquimich S.R.L. Argentina	Argentina	US$	Subsidiary
Foreign	Soquimich European Holding B.V.	Holland	US$	Subsidiary
Foreign	SQM Corporation N.V.	Curacao	US$	Subsidiary
Foreign	SQI Corporation N.V.	Curacao	US$	Subsidiary
Foreign	SQM Comercial De México S.A. de C.V.	México	US$	Subsidiary
Foreign	North American Trading Company	United States of America	US$	Subsidiary
Foreign	Administración y Servicios Santiago S.A. de C.V.	México	US$	Subsidiary
Foreign	SQM Perú S.A.	Perú	US$	Subsidiary
Foreign	SQM Ecuador S.A.	Ecuador	US$	Subsidiary
Foreign	SQM Nitratos México S.A. de C.V.	México	US$	Subsidiary
Foreign	SQMC Holding Corporation L.L.P.	United States of America	US$	Subsidiary
Foreign	SQM Investment Corporation N.V.	Curacao	US$	Subsidiary
Foreign	SQM Brasil Limitada	Brazil	US$	Subsidiary
Foreign	SQM France S.A.	France	US$	Subsidiary
Foreign	SQM Japan Co. Ltd.	Japan	US$	Subsidiary
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	Subsidiary
Foreign	SQM Oceania Pty Limited	Australia	US$	Subsidiary
Foreign	Rs Agro-Chemical Trading Corporation A.V.V.	Aruba	US$	Subsidiary
Foreign	SQM Indonesia S.A.	Indonesia	US$	Subsidiary
Foreign	SQM Virginia L.L.C.	United States of America	US$	Subsidiary
Foreign	SQM Italia SRL	Italy	US$	Subsidiary
Foreign	Comercial Caimán Internacional S.A.	Panama	US$	Subsidiary
Foreign	SQM África Pty. Ltd.	South Africa	US$	Subsidiary
Foreign	SQM Colombia SAS	Colombia	US$	Subsidiary
Foreign	SQM Internacional N.V.	Belgium	US$	Subsidiary
Foreign	SQM (Shanghai) Chemicals Co. Ltd.	China	US$	Subsidiary
Foreign	SQM Lithium Specialties LLC	United States of America	US$	Subsidiary
Foreign	SQM Iberian S.A.	Spain	US$	Subsidiary
Foreign	SQM Beijing Commercial Co. Ltd.	China	US$	Subsidiary
Foreign	SQM Thailand Limited	Thailand	US$	Subsidiary
Foreign	SQM Australia PTY	Australia	US$	Subsidiary
Foreign	SACAL S.A. (1)	Argentina	Ars	Subsidiary
96.801.610-5	Comercial Hydro S.A.	Chile	US$	Subsidiary
96.651.060-9	SQM Potasio S.A.	Chile	US$	Subsidiary
96.592.190-7	SQM Nitratos S.A.	Chile	US$	Subsidiary
96.592.180-K	Ajay SQM Chile S.A.	Chile	US$	Subsidiary
86.630.200-6	SQMC Internacional Ltda. (2)	Chile	US$	Subsidiary
79.947.100-0	SQM Industrial S.A.	Chile	US$	Subsidiary
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Ch$	Subsidiary
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Ch$	Subsidiary
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	Subsidiary
79.768.170-9	Soquimich Comercial S.A.	Chile	US$	Subsidiary
79.626.800-K	SQM Salar S.A.	Chile	US$	Subsidiary
78.053.910-0	Proinsa Ltda. (3)	Chile	Ch$	Subsidiary

Notes to the Consolidated Financial Statement December 31, 2019

Tax ID No.	Name	Country of origin	Functional currency	Nature
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Ch$	Subsidiary
76.425.380-9	Exploraciones Mineras S.A.	Chile	US$	Subsidiary
76.064.419-6	Comercial Agrorama Ltda.	Chile	Peso	Subsidiary
76.145.229-0	Agrorama S.A.	Chile	Peso	Subsidiary
76.359.919-1	Orcoma Estudios SPA	Chile	US$	Subsidiary
76.360.575-2	Orcoma SPA	Chile	US$	Subsidiary
76.686.311-9	SQM MaG SpA	Chile	US$	Subsidiary
Foreign	Abu Dhabi Fertilizer Industries WWL	Arab Emirates united	Arab Emirates dirham	Associate
Foreign	Doktor Tarsa Tarim Sanayi AS	Turkey	US$	Associate
Foreign	Ajay North America	United States of America	US$	Associate
Foreign	Ajay Europe SARL	France	Euro	Associate
Foreign	SQM Eastmed Turkey	Turkey	Euro	Associate
Foreign	Kore Potash PLC	United Kingdom	US$	Associate
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	China	US$	Joint venture
Foreign	Coromandel SQM India	India	Indian rupee	Joint venture
Foreign	SQM Vitas Fzco.	Arab Emirates united	Arab Emirates dirham	Joint venture
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	China	US$	Joint venture
Foreign	SQM Vitas Holland B.V.	Holland	Euro	Joint venture
Foreign	Covalent Lithium Pty Ltd.	Australia	Australian dollar	Joint venture
Foreign	Pavoni & C. SPA	Italy	Euro	Joint venture
96.511.530-7	Sociedad de Inversiones Pampa Calichera	Chile	US$	Other related parties
96.529.340-K	Norte Grande S.A.	Chile	Peso	Other related parties
79.049.778-9	Callegari Agrícola S.A.	Chile	Peso	Other related parties
Foreign	SQM Vitas Brasil Agroindustria (4)	Brazil	Brazilian real	Other related parties
Foreign	SQM Vitas Perú S.A.C. (4)	Peru	US$	Other related parties
Foreign	Terra Tarsa B.V. (5)	Holland	Euro	Other related parties
Foreign	Plantacote N.V. (5)	Belgium	Euro	Other related parties
Foreign	Doktolab Tarim Arastima San. Tic As (5)	Turkey	Turkish Lira	Other related parties
Foreign	Doctochem Tarim Sanayai Ticaret LTD (5)	Turkey	Turkish Lira	Other related parties
Foreign	Terra Tarsa Ukraine LLC (5)	Ukraine	Ukrainian grivna	Other related parties
Foreign	Terra Tarsa Don LLC (5)	Russian Federation	Russian ruble	Other related parties
Foreign	Abu Dhabi Fertilizer Industries WWL (6)	Oman	Arab Emirates dirham	Other related parties
Foreign	International Technical and Trading Agencies CO WLL (6)	Jordan	Arab Emirates dirham	Other related parties
Foreign	Arpa Speciali S.R.L (7)	Italy	Euro	Other related parties

(1)	On 06/26/2019 the company SACAL S.A. ceased trading.
(2)	On March 1, 2019, Soquimich Comercial S.A. has obtained ownership of 100% of corporate rights in SQMC International Ltda.
(3)	On 04/01/2019 the company Proinsa Ltda ceased trading.
(4)	These Companies are subsidiaries of the joint venture SQM Vitas Fzco.
(5)	These Companies are subsidiaries of the associate Doktor Tarsa Tarim Sanayi AS.
(6)	These Companies are subsidiaries of the joint venture Abu Dhabi Fertilizer Industries WWL.
(7)	These Companies are subsidiaries of the joint venture Pavoni & C. SPA.

Notes to the Consolidated Financial Statement December 31, 2019

The following other related parties correspond to mining contractual corporations.

Tax ID No.	Name	Country of origin	Functional currency	Relationship
N/A	Ara Dos Primera del Salar de Pampa Blanca, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Ara Tres Primera del Salar de Pampa Blanca, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Ara Cuatro Primera del Salar de Pampa Blanca, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Ara Cinco Primera del Salar de Pampa Blanca, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Curicó Dos Primera del Salar de Pampa Alta, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Curicó Tres Primera del Sector de Pampa Alta, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Evelyn Veinticuatro Primera de Sierra Gorda	Chile	Ch$	Other related parties
N/A	Filomena Tres Primera de Oficina Filomena, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Filomena Cuatro Primera de Oficina Filomena, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Francis Cuatro Primera de Pampa Blanca, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Francis Cuatro Segunda del Salar de Pampa Blanca, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Francis Cuatro Tercera de Pampa Blanca, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Francis Cuatro Cuarta de Pampa Blanca, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Francis Cuatro Quinta de Pampa Blanca, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Francis Primera del Salar de Pampa Blanca de Sierra Gorda	Chile	Ch$	Other related parties
N/A	Francis Segunda del Salar de Pampa Blanca de Sierra Gorda	Chile	Ch$	Other related parties
N/A	Francis Tercera del Salar de Pampa Blanca de Sierra Gorda	Chile	Ch$	Other related parties
N/A	Ivon Primera de Sierra Gorda	Chile	Ch$	Other related parties
N/A	Ivon Décima Segunda de Sierra Gorda	Chile	Ch$	Other related parties
N/A	Ivon Sexta de Sierra Gorda	Chile	Ch$	Other related parties
N/A	Julia Primera de Sierra Gorda	Chile	Ch$	Other related parties
N/A	Lorena Trigésimo Quinta de Sierra Gorda	Chile	Ch$	Other related parties
N/A	Perseverancia Primera de Sierra Gorda	Chile	Ch$	Other related parties
N/A	Tamara 40 Primera del Sector S.E. OF. Concepción, Sierra Gorda	Chile	Ch$	Other related parties

N/A	Tamara Tercera de Oficina Concepción, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Tamara 40 Segunda del Sector S.E. OF Concepción, Sierra Gorda	Chile	Ch$	Other related parties

Notes to the Consolidated Financial Statement December 31, 2019

13.4	Detail of related parties and related party transactions

Transactions between the Parent and its subsidiaries, associated businesses, joint ventures and other related parties are part of the Company's common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices. In addition, these have been eliminated in consolidation and are not detailed in this note. Maturity terms for each case vary by virtue of the transaction giving rise to them.

As of December 31, 2019 and 31, 2018, the detail of significant transactions with related parties is as follows

Tax ID No.	Company	Nature	Country of origin	Transaction	For the year ended December 31, 2019	For the year ended December 31, 2018
					ThUS$	ThUS$
Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	Sale of products	14,767	16,726
Foreign	Ajay Europe S.A.R.L.	Associate	France	Sale of products	21,348	19,470
Foreign	Ajay Europe S.A.R.L.	Associate	France	Dividends	1,055	811
Foreign	Ajay North America LL.C.	Associate	United States of America	Sale of products	16,932	16,810
Foreign	Ajay North America LL.C.	Associate	United States of America	Dividends	2,796	2,807
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	Arab Emirates	Sale of products	3,749	5,811
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	Arab Emirates	Dividends	-	6,632
Foreign	Charlee SQM Thailand Co Ltd. (1)	Associate	Thailand	Sale of products	-	4,960
Foreign	Charlee SQM Thailand Co Ltd. (1)	Associate	Thailand	Dividends	-	362
Foreign	SQM Vitas Brasil Agroindustria	Other related parties	Brazil	Sale of products	46,876	44,827
Foreign	SQM Vitas Perú S.A.C.	Other related parties	Peru	Sale of products	24,138	17,204
Foreign	SQM Vitas Fzco	Joint venture	Arab Emirates	Dividends	10,598	-
Foreign	Coromandel SQM India	Joint venture	India	Sale of products	3,955	7,696
Foreign	SQM Star Qingdao Corp Nutrition Co. Ltd.	Joint venture	China	Sale of products	1,929	-
Foreign	Terra Tarsa Ukraine LLC	Other related parties	Ukraine	Sale of products	1,280	1,674
Foreign	Terra Tarsa Don LLC	Other related parties	Federation of Russia	Sale of products	40	187
Foreign	Plantacote NV	Other related parties	Belgium	Sale of products	4,096	4,554
Foreign	Pavoni & C. SpA	Joint venture	Italy	Sale of products	3,152	201
Foreign	SQM Eastmed Turkey	Associate	Turkey	Sale of products	47	30
Foreign	Arpa Speciali S.R.L.	Other related parties	Italy	Sale of products	2,359	207
Total					159,117	150,969

(1)	During November 2018, shares held in Charlee SQM Thailand were sold.

(2)	During December 2018, shares held in Minera Exar S.A. were sold.

Notes to the Consolidated Financial Statement December 31, 2019

13.5	Trade receivables due from related parties, current:

Transactions between the Company, its subsidiaries, joint ventures and other related parties are considered customary transactions. These transactions are carried out under arm’s length conditions, or those that are normally in effect for this type of transaction in terms of time frames and market prices

Tax ID No	Company	Nature	Country of origin	As of December 31, 2019	As of December 31, 2018
				ThUS$	ThUS$
Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	110	6,497
Foreign	Ajay Europe S.A.R.L.	Associate	France	3,712	3,756
Foreign	Ajay North America LL.C.	Associate	United States of America	2,290	2,080
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	803	857
96.511.530-7	Soc. de Inversiones Pampa Calichera	Other related parties	Chile	6	6
Foreign	SQM Vitas Brasil Agroindustria	Other related parties	Brazil	27,275	15,818
Foreign	SQM Vitas Perú S.A.C.	Other related parties	Peru	23,475	12,767
Foreign	Coromandel SQM India	Joint venture	India	1,792	2,025
Foreign	SQM Vitas Fzco	Joint venture	United Arab Emirates	234	105
Foreign	SQM Star Qingdao Corp Nutrition Co. Ltd.	Joint venture	China	-	248
Foreign	Terra Tarsa Ukraine LLC	Other related parties	Ukraine	7	-
Foreign	Terra Tarsa Don LLC	Other related parties	Federation of Russia	13	41
Foreign	Plantacote NV	Other related parties	Belgium	657	312
Foreign	SQM Eastmed Turkey	Associate	Turkey	47	30
Foreign	Pavoni & C. SpA	Joint venture	Italy	1,028	12
Foreign	Arpa Speciali S.R.L.	Other related parties	Italy	134	-
	Allowance			(356)	(1,764)
Total				61,227	42,790

The receivables for Sichuan SQM Migao Chemical Fertilizers Co Ltda. are presented net of provisions (provisions as of December 31, 2019 ThUS$ 10,965 and December 31, 2018 ThUS$ 10,965).

13.6	Trade payables due to related parties, current:

Tax ID No	Company	Nature	Country of origin	Currency	As of December 31, 2019	As of December 31, 2018
					ThUS$	ThUS$
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	Joint venture	China	USD	243	-
Foreign	Covalent Lithium Pty Ltd	Joint venture	Australia	Australian dollar	232	9
Total					475	9

Notes to the Consolidated Financial Statement December 31, 2019

Note 14	Financial instruments

Financial instruments in accordance with IFRS 9 are detailed as follows, except for liabilities under IFRS 16 in number 14.4 f):

14.1	Types of other financial assets

Description of other financial assets	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Financial assets at amortized cost (1))	485,689	291,790
Derivative financial instruments
- For hedging	17,270	18,238
- Non-hedging (2)	2,531	2,693
Total other current financial assets	505,490	312,721
Financial assets at fair value through other comprehensive income	4,785	3,631
Derivative financial instruments
- For hedging	3,918	13,425
Financial assets at amortized cost	75	75
Total other non-current financial assets	8,778	17,131

Institution	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Banco de Crédito e Inversiones	185,400	145,834
Banco Santander (3)	74,365	23,124
Banco Itaú CorpBanca	120,628	70,719
Banco Security	17,964	27,215
Banco de Chile	18,026	-
Banco Estado	15,126	-
Scotiabank Sud Americano	54,180	24,898
Total	485,689	291,790

(1)	Corresponds to term deposits whose maturity date is greater than 90 days and less than 360 days from the investment date constituted in the aforementioned financial institutions:

(2)	Correspond to forwards and options that were not classified as hedging instruments (See detail in Note 14.3).

(3)	This balance includes ThUS$ 1,870 corresponding to margin calls, which are considered as collateral guarantees.

Notes to the Consolidated Financial Statement December 31, 2019

14.2	Trade and other receivables

	As of December 31, 2019			As of December 31, 2018
Trade and other receivables	Currents	Non-current	Total	Currents	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade receivables, current	367,583	-	367,583	430,914	-	430,914
Prepayments, current	20,309	-	20,309	16,147	-	16,147
Other receivables, current	11,250	1,710	12,960	19,558	2,275	21,833
Total trade and other receivables	399,142	1,710	400,852	466,619	2,275	468,894

	As of December 31, 2019			As of December 31, 2018
Trade and other receivables	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Receivables related to credit operations. current	383,775	(16,192)	367,583	445,670	(14,756)	430,914
Trade receivables, current	383,775	(16,192)	367,583	445,670	(14,756)	430,914
Prepayments, current	21,092	(783)	20,309	16,990	(843)	16,147
Other receivables, current	15,659	(4,409)	11,250	23,863	(4,305)	19,558
Current other receivables	36,751	(5,192)	31,559	40,853	(5,148)	35,705
Other receivables. non-current	1,710	-	1,710	2,275	-	2,275
Non-current receivables	1,710	-	1,710	2,275	-	2,275
Total trade and other receivables	422,236	(21,384)	400,852	488,798	(19,904)	468,894

Notes to the Consolidated Financial Statement December 31, 2019

(a)	Portfolio stratification

The Company’s policy is to require guarantees (such as letters of credit, guarantee clauses and others) and/or maintaining insurance policies for certain account receivables as deemed necessary by management.

(b)	Uncollateralized portfolio

As of December 31, 2019 and December 31, 2018 the detail of the uncollateralized portfolio is as follows:

As of December 31, 2019
Total uncollateralized portfolio
Past due segments	Number of customers with non-renegotiated portfolio	Gross non-renegotiated portfolio ThUS$	Number of customers with renegotiated portfolio	Gross renegotiated portfolio ThUS$
Current	1,486	351,931	69	892
1 - 30 days	166	20,195	72	526
31 - 60 days	26	1,279	4	10
61 - 90 days	12	519	3	54
91 - 120 days	5	1,026	2	66
121 - 150 days	5	361	7	49
151 - 180 days	7	190	2	33
181 - 210 days	4	51	-	-
211 - 250 days	6	48	8	11
>250 days	144	5,449	137	1,085
Total	1,861	381,049	304	2,726

As of December 31, 2018
Total uncollateralized portfolio
Past due segments	Number of customers with non-renegotiated portfolio	Gross non-renegotiated portfolio ThUS$	Number of customers with renegotiated portfolio	Gross renegotiated portfolio ThUS$
Current	1,390	404,670	136	668
1 - 30 days	1,229	19,422	390	596
31 - 60 days	801	5,705	154	118
61 - 90 days	648	2,279	41	75
91 - 120 days	489	1,220	27	47
121 - 150 days	80	423	16	29
151 - 180 days	43	186	21	176
181 - 210 days	7	1,291	41	231
211 - 250 days	7	108	101	242
>250 days	140	7,036	305	1,148
Total	4,834	442,340	1,232	3,330

Notes to the Consolidated Financial Statement December 31, 2019

As of December 31, 2019
	Trade accounts receivable days past due						Trade receivables due
Trade and other receivables	Current	1 to 30 days	31 to 60 days	61 to 90 days	Over 90 days	Trade	from related parties
						ThUS$	ThUS$
Expected loss rate	1%	18%	34%	44%	78%	-	-
Total gross carrying amount	352,823	20,721	1,288	573	8,370	383,775	72,859
Impairment estimate	5,285	3,664	440	251	6,552	16,192	11,323

As of December 31, 2018
	Trade accounts receivable days past due						Trade receivables due
Trade and due from related parties receivables	Current	1 to 30 days	31 to 60 days	61 to 90 days	Over 90 days	Trade	from related parties
						ThUS$	ThUS$
Expected loss rate	1%	9%	5%	4%	65%	-	-
Total gross carrying amount	408,300	20,018	2,861	2,354	12,137	445,670	55,520
Allowance for doubtful accounts	4,811	1,858	146	89	7,852	14,756	12,730

As of December 31, 2019 and 2018, movements in provisions are as follows:

Provisions	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Allowance for doubtful accounts at the beginning of the Period	32,634	34,936
Adjustment to initial balance derived from the adoption of IFRS 9	-	2,301
Increase / (decrease) of impairment provision	1,057	(2,967)
Provision used	(984)	(1,636)
Allowance for doubtful accounts at the end of the year	32,707	32,634
(1) Trade and Other Receivables allowance current	16,192	14,756
(2) Other receivables allowance current	5,192	5,148
(3) Related party receivables allowance current	11,323	12,730
Recovery of Insurance	320	827

Total allowance for doubtful accounts	32,707	32,634
Renegotiated allowance	1,905	2,056
Non-renegotiated allowance	30,802	30,578

Notes to the Consolidated Financial Statement December 31, 2019

14.3	Hedging assets and liabilities

The balance represents derivative financial instruments measured at fair value which have been classified as hedges for exchange and interest rate risks relating to the total obligations with the public associated with bonds in UF and investments in Chilean pesos. As of December 31, 2019 and 2018, the notional amount of cash flows agreed upon in US dollars of the cross-currency swap contracts amounted to ThUS$ 435,167 and ThUS$ 461,659, respectively.

ThUS$	Assets / (Liabilities) Derivative financial instruments	Total Realized	Hedging Reserve in Gross Equity
Hedging of underlying debt at December 31, 2019
Hedging Assets	3,918	(4,194)	8,112
Hedging Liabilities	(22,771)	(25,363)	2,592
Hedge of underlying Debit	(18,853)	(29,557)	10,704
Hedge of underlying investment at December 31, 2019
Hedging Assets	17,270	17,857	(587)
Hedging Liabilities	(889)	(711)	(178)
Hedge of underlying Investments	16,381	17,146	(765)

Expressed in ThUS$	Assets / (Liabilities) Derivative financial instruments	Total Realized	Hedging Reserve in Gross Equity
Hedge of underlying debt at December 31, 2018
Hedging Assets	13,425	5,244	8,181
Hedging Liabilities	(17,318)	(18,859)	1,541
Underlying Debt Coverage	(3,893)	(13,615)	9,722
Hedge of underlying investment at December 31, 2018
Hedging Assets	18,146	19,911	(1,765)
Hedge of Underlying Investments	18,146	19,911	(1,765)

Hedging effect in profit and loss and equity for the year ended December 31, 2019	Total variation	Profit and loss	Hedging reserve due to variation of hedge gross
Analysis effect by type of hedging
Hedge of underlying debt	(14,960)	(15,942)	982
Hedge of underlying investments	(1,765)	(2,765)	1,000
Total hedging effect on profit or loss and equity for the year	(16,725)	(18,707)	1,982
Analysis Effect by type of asset
Hedging in Current and Non-Current Assets	(10,383)	(11,492)	1,109
Hedging in Current and Non-Current Liabilities	(6,342)	(7,215)	873
Total hedging effect in Profit or Loss and Shareholders' Equity for the year	(16,725)	(18,707)	1,982

Notes to the Consolidated Financial Statement December 31, 2019

The balances in the “total realized” column consider the intermediate effects of the contracts in force from January 1 to December 31, 2019 and from January 1 to December 31, 2018.

Derivative contract maturities are detailed as follows:

Series	Contract amount	Currency	Maturity date
	ThUS$
H	148,159	UF	01-04-2023
O	58,748	UF	02-01-2022
P	134,228	UF	01-15-2028

The Company uses cross currency swap derivative instruments to hedge the possible financial risk associated with the volatility of the exchange rate associated with Chilean pesos and UF. The objective is to hedge the exchange rate financial risks associated with bonds payable. Hedges are documented and tested to measure their effectiveness.

Based on a comparison of critical terms, hedging is highly effective, given that the hedged amount is consistent with obligations maintained for bonds denominated in UF. Likewise, hedging contracts are denominated in the same currencies and have the same maturity dates of bond principal and interest payments.

Effectiveness

Effectiveness tests have verified that hedges are effective as of the reporting date. This note describes the fair values of derivative instruments classified as hedges.

Notes to the Consolidated Financial Statement December 31, 2019

14.4	Financial liabilities

Other current and non-current financial liabilities

As of December 31, 2019 and 2018, the detail is as follows:

Other current and non-current financial	As of December 31, 2019			As of December 31, 2018
liabilities	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Liabilities at amortized cost
Bank borrowings	199	69,138	69,337	300	68,870	69,170
Obligations with the public (bonds)	280,578	1,403,108	1,683,686	15,145	1,249,479	1,264,624
Derivative financial instruments
For hedging	7,183	16,477	23,660	5,285	12,033	17,318
Non-Hedging liabilities	3,168	-	3,168	2,855	-	2,855
Liabilities for lease	7,694	30,203	37,897	-	-	-
Total	298,822	1,518,926	1,817,748	23,585	1,330,382	1,353,967

Current and non-current bank borrowings

As of December 31, 2019 and 2018, the detail is as follows:

Current and non-current bank borrowings	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Long-term bank borrowings	69,138	68,870
Current portion of long-term loans	199	300
Short-term borrowings and current portion of long-term borrowings	69,337	69,170

Notes to the Consolidated Financial Statement December 31, 2019

a)	Bank borrowings, current:

As of December 31, 2019 and 2018, the detail of this caption is as follows:

Debtor			Creditor			Currency or adjustment
Tax ID No	Company	Country	Tax ID No	Financial institution	Country	index	Repayment	maturity	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	Foreign	Scotiabank Cayman	USA	US$	Upon maturity	05-29-2023	2.11%	3.01%
Foreign	Nitratos Naturais do Chile Lim.	Brazil	Foreign	Banco Itau Brasil	Brazil	BRL	Upon maturity	12-31-2019	13.57%	4.25%

Debtor	Creditor	Nominal amounts as of December 31, 2019			Current amounts as of December 31, 2019
Company	Financial institution	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Scotiabank Cayman	-	-	-	-	187	187	-	187
Nitratos Naturais do Chile	Banco Itau Brasil	-	-	-	12	-	12	-	12
Total		-	-	-	12	187	199	-	199

Notes to the Consolidated Financial Statement December 31, 2019

Debtor			Creditor			Currency or adjustment
Tax ID No	Company	Country	Tax ID No	Financial institution	Country	index	Repayment	maturity	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	Foreign	Scotiabank Cayman	USA	US$	Upon maturity	05-29-2023	3.60%	3.98%
Foreign	Nitratos Naturais do Chile Lim	Brazil	Foreign	Banco ITAU Brasil	Brazil	BRL	Upon maturity	01-31-2019	5.17%	5.17%
Foreign	SQM Brasil Limitada	Brazil	Foreign	Banco ITAU Brasil	Brazil	BRL	Upon maturity	01-31-2019	5.5%	5.5%

Debtor	Creditor	Nominal amounts as of December 31, 2018			Current amounts as of December 31, 2018
Company	Financial institution	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Scotiabank Cayman	-	-	-	-	248	248	-	248
Nitratos Naturais do Chile Lim	Banco ITAU Brasil	-	-	-	11	-	11	-	11
SQM Brasil Limitada	Banco ITAU Brasil	-	-	-	41	-	41	-	41
Total		-	-	-	52	248	300	-	300

Notes to the Consolidated Financial Statement December 31, 2019

b)	Unsecured obligations, current:

As of December 31, 2019 and 2018, the detail of current unsecured interest-bearing obligations is composed of promissory notes and bonds, as follows:

Debtor			Number of				Periodicity
Tax ID No.	Company	Country	registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	MUS$250	04-21-2020	US$	Semiannual	Upon maturity	0.43%	5.50%
93.007.000-9	SQM S.A.	Chile	-	MUS$250	01-28-2020	US$	Semiannual	Upon maturity	2.35%	4.38%
93.007.000-9	SQM S.A.	Chile	-	MUS$300	04-03-2020	US$	Semiannual	Upon maturity	1.42%	3.63%
93.007.000-9	SQM S.A.	Chile	-	MUS$450	05-07-2020	US$	Semiannual	Upon maturity	4.07%	4.25%
93.007.000-9	SQM S.A.	Chile	564	H	01-05-2020	UF	Semiannual	Semiannual	1.36%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02-01-2020	UF	Semiannual	Upon maturity	2.41%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01-15-2020	UF	Semiannual	Upon maturity	2.71%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06-01-2020	UF	Semiannual	Upon maturity	3.11%	3.45%

			Nominal maturities as of December 31, 2019			Current maturities as of December 31, 2019
Company	Country	Series	Up to 90 days	91 days to 1 year	Total	Up to 90 days	91 days to 1 year	Subtotal	Bond issuance costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	MUS$250	-	252,674	252,674	-	252,674	252,674	(386)	252,288
SQM S.A.	Chile	MUS$250	4,648	-	4,648	4,648	-	4,648	(433)	4,215
SQM S.A.	Chile	MUS$300	-	2,658	2,658	-	2,658	2,658	(614)	2,044
SQM S.A.	Chile	MUS$450	-	2,869	2,869	-	2,869	2,869	(679)	2,190
SQM S.A.	Chile	H	17,166	-	17,166	17,166	-	17,166	(139)	17,027
SQM S.A.	Chile	O	890	-	890	890	-	890	(67)	823
SQM S.A.	Chile	P	1,686	-	1,686	1,686	-	1,686	(12)	1,674
SQM S.A.	Chile	Q	-	323	323	-	323	323	(6)	317
Total			24,390	258,524	282,914	24,390	258,524	282,914	(2,336)	280,578

Effective rates of bonds in Chilean pesos and UF are expressed and calculated in U.S. dollars based on the flows agreed in Cross Currency Swap Agreements.

Notes to the Consolidated Financial Statement December 31, 2019

Debtor			Number of				Periodicity
Tax I No.	Company	Country	registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	MUS$250	04-21-2019	US$	Semiannual	Upon maturity	0.95%	5.50%
93.007.000-9	SQM S.A.	Chile	-	MUS$250	01-28-2019	US$	Semiannual	Upon maturity	2.75%	4.38%
93.007.000-9	SQM S.A.	Chile	-	MUS$300	04-03-2019	US$	Semiannual	Upon maturity	1.77%	3.63%
93.007.000-9	SQM S.A.	Chile	564	H	01-05-019	UF	Semiannual	Semiannual	1.90%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02-01-2019	UF	Semiannual	Upon maturity	2.60%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01-15-2019	UF	Semiannual	Upon maturity	3.07%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06-01-2019	UF	Semiannual	Upon maturity	3.34%	3.45%

			Nominal maturities as of December 31, 2018			Current maturities as of December 31, 2018
Company	Country	Series	Up to 90 days	91 days to 1 year	Total	Up to 90 days	91 days to 1 year	Subtotal	Bond issuance costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	MUS$250	2,674	-	2,674	2,674	-	2,674	(386)	2,288
SQM S.A.	Chile	MUS$250	-	4,648	4,648	-	4,648	4,648	(433)	4,215
SQM S.A.	Chile	MUS$300	2,658	-	2,658	2,658	-	2,658	(614)	2,044
SQM S.A.	Chile	H	-	3,756	3,756	-	3,756	3,756	(139)	3,617
SQM S.A.	Chile	O	-	934	934	-	934	934	(67)	867
SQM S.A.	Chile	P	-	1,784	1,784	-	1,784	1,784	(12)	1,772
SQM S.A.	Chile	Q	342	-	342	342	-	342	-	342
Total			5,674	11,122	16,796	5,674	11,122	16,796	(1,651)	15,145

Effective rates of bonds in Chilean pesos and UF are expressed and calculated in U.S. dollars based on the flows agreed in Cross Currency Swap Agreements.

Notes to the Consolidated Financial Statement December 31, 2019

c)	Classes of interest-bearing loans, non-current

The following table shows the details of bank loans that accrue non-current interest as of December 31, 2019. As of December 31, 2018 there were no loans:

Debtor			Creditor			Currency or adjustment	Type of	Effective	Nominal
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country	index	amortization	rate	rate
93.007.000-9	SQM S.A.	Chile	Foreign	Scotiabank Cayman	USA	USD	Maturity	2.84%	3.01%

Debtor	Creditor	Nominal non-current maturities as of December 31, 2019				Non-current maturities as of December 31, 2019
Company	Financial institution	Between 1 and 2	Between 2 and 3	Between 3 and 4	Total	Between 1 and 2	Between 2 and 3	Between 3 and 4	Subtotal	Costs of obtaining loans	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Scotiabank Cayman	-	-	70,000	70,000	-	-	70,000	70,000	(862)	69,138
Total		-	-	70,000	70,000	-	-	70,000	70,000	(862)	69,138

Debtor			Creditor			Currency or adjustment	Type of	Effective	Nominal
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country	index	amortization	rate	rate
93.007.000-9	SQM S.A.	Chile	Foreign	Scotiabank Cayman	USA	USD	Maturity	3,98%	3,98%

Debtor	Creditor	Nominal non-current maturities as of December 31, 2018				Non-current maturities as of December 31, 2018
Company	Financial institution	Between 1 and 2	Between 2 and 3	Between 3 and 4	Total	Between 1 and 2	Between 2 and 3	Between 3 and 4	Subtotal	Costs of obtaining loans	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Scotiabank Cayman	-	-	70,000	70,000	-	-	70,000	70,000	(1,130)	68,870
Total		-	-	70,000	70,000	-	-	70,000	70,000	(1,130)	68,870

Notes to the Consolidated Financial Statement December 31, 2019

d)	Non-current unsecured interest-bearing bonds

The following table shows the details of bank loans that accrue non-current interest as of December 31, 2019, As of December 31, 2018 there were no loans:

Debtor			Number of				Periodicity
Tax ID No.	Company	Country	registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	MUS$250	01-28-2025	US$	Semiannual	Upon maturity	4.08%	4.38%
93.007.000-9	SQM S.A.	Chile	-	MUS$300	04-03-2023	US$	Semiannual	Upon maturity	3.43%	3.63%
93.007.000-9	SQM S.A.	Chile	-	MUS$450	05-07-2029	US$	Semiannual	Upon maturity	4.19%	4.25%
93.007.000-9	SQM S.A.	Chile	564	H	01-05-2030	UF	Semiannual	Semiannual	4.78%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02-01-2033	UF	Semiannual	Upon maturity	3.70%	5.50%
93.007.000-9	SQM S.A.	Chile	563	P	01-15-2028	UF	Semiannual	Upon maturity	3.24%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06-01-2038	UF	Semiannual	Upon maturity	3.45%	3.45%

	Nominal non-current maturities as of December 31, 2019						Non-current maturities as of December 31, 2019
Series	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$$	ThUS$	ThUS$	ThUS$
MUS$250	-	-	-	-	250,000	250,000	-	-	-	-	250,000	250,000	(1,514)	248,486
MUS$300	-	-	300,000	-	-	300,000	-	-	300,000	-	-	300,000	(1,393)	298,607
MUS$450	-	-	-		450,000	450,000	-	-	-	-	450,000	450,000	(5,923)	444,077
H	13,749	13,749	13,749	13,749	75,621	130,617	13,749	13,749	13,749	13,749	75,621	130,617	(1,253)	129,364
O	-	-	-	-	56,715	56,715	-	-	-	-	56,715	56,715	(811)	55,904
P	-	-	-	-	113,430	113,430	-	-	-	-	113,430	113,430	(89)	113,341
Q	-	-	-	-	113,430	113,430	-	-	-	-	113,430	113,430	(101)	113,329
Total	13,749	13,749	313,749	13,749	1,059,196	1,414,192	13,749	13,749	313,749	13,749	1,059,196	1,414,192	(11,084)	1,403,108

Notes to the Consolidated Financial Statement December 31, 2019

Debtor			Number of				Periodicity
Tax ID No.	Company	Country	registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	MUS$250	04-21-2020	US$	Semiannual	Upon maturity	5.50%	5.50%
93.007.000-9	SQM S.A.	Chile	-	MUS$250	01-28-2025	US$	Semiannual	Upon maturity	4.38%	4.38%
93.007.000-9	SQM S.A.	Chile	-	MUS$300	04-03-2023	US$	Semiannual	Upon maturity	3.63%	3.63%
93.007.000-9	SQM S.A.	Chile	564	H	01-05-2030	UF	Semiannual	Semiannual	4.90%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02-01-2033	UF	Semiannual	Upon maturity	3.80%	5.50%
93.007.000-9	SQM S.A.	Chile	563	P	01-15-2028	UF	Semiannual	Upon maturity	3.25%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06-01-2038	UF	Semiannual	Upon maturity	3.45%	3.45%

	Nominal non-current maturities as of December 31, 2018						Non-current maturities as of December 31, 2018
Series	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$$	ThUS$	ThUS$	ThUS$
MUS$250	250,000	-	-	-	-	250,000	250,000	-	-	-	-	250,000	(131)	249,869
MUS$250	-	-	-	-	250,000	250,000	-	-	-	-	250,000	250,000	(2,202)	247,798
MUS$300	-	-	300,000	-	-	300,000	-	-	300,000	-	-	300,000	(2,006)	297,994
H	14,428	14,428	14,428	14,428	100,992	158,704	14,428	14,428	14,428	14,428	100,992	158,704	(1,392)	157,312
O	-	-	-	-	59,514	59,514	-	-	-	-	59,514	59,514	(878)	58,636
P	-	-	-	-	119,028	119,028	-	-	-	-	119,028	119,028	(101)	118,927
Q	-	-	-	-	119,028	119,028	-	-	-	-	119,028	119,028	(85)	118,943
Total	264,428	14,428	314,428	14,428	648,562	1,256,274	264,428	14,428	314,428	14,428	648,562	1,256,274	(6,795)	1,249,479

Notes to the Consolidated Financial Statement December 31, 2019

e)	Additional information

Bonds

As of December 31, 2019 and, 2018, the details of each issuance are as follows:

(i)	Series “H” bonds

On January 13, 2009, the Company placed the Series H bond for UF 4,000,000 (ThUS$ 139,216) at an annual interest rate of 4.9%, with a term of 21 years and amortizations of principal beginning in 2019.

On July 5, 2019, amortization of principal amounted to UF 181,818.18. (ThUS$ 7.494) with an associated cross currency swap hedge income of ThUS$ 439.

As of December 31, 2019, and December 31, 2018, the Company has made the following payments with a charge to the Series H bonds:

Payments made	For the year ended December 31, 2019	For the year ended December 31, 2018
	ThUS$	ThUS$
Payments of interest, Series H bonds	7,868	8,325
CCS Coverage	1,952	495

(ii)	Single series bonds, second issue ThUS$ 250,000

On April 21, 2010, the Company informed the CMF of its placement in international markets of an unsecured bond of ThUS$ 250,000 with a maturity of 10 years beginning on the aforementioned date with an annual interest rate of 5.5% and destined to refinance long-term liabilities.

As of December 31, 2019, and December 31, 2018, the detail of payments charged to the line of single series bonds, second issue is as follows

Payments made	For the year ended December 31, 2019	For the year ended December 31, 2018
	ThUS$	ThUS$
Interest payment	13,750	13,750

95

Notes to the Consolidated Financial Statement December 31, 2019

(iii)	Series “O” bonds

On April 4, 2012, the Company issued “Series O” for UF 1,500,000 (ThUS$ 69,901) was placed at a term of 21 years with a single payment at the maturity of the term and an annual interest rate of 3.80%.

As of December 31, 2019, and December 31, 2018, the Company has made the following payments with a charge to Series O bonds and their associated CCS hedging:

Payments made	For the year ended December 31, 2019	For the year ended December 31, 2018
	ThUS$	ThUS$
Payment of interest, Series O bonds	2,308	2,457
CCS Coverage	354	205

(iv)	Single series bonds, third issue MUS$ 300

On April 3, 2013, the Company issued a non-secured bond in the United States with a value of US$ 300 million. The bond is for a 10-year term with an annual coupon rate of 3.625%. The funds raised were used to refinance long term liabilities and finance general corporate objectives.

As of December 31, 2019, and December 31, 2018, the following payments have been made with a debit to the line of single-series bonds, third issue:

Payments made	For the year ended December 31, 2019	For the year ended December 31, 2018
	ThUS$	ThUS$
Payment of interest	10,875	10,875

96

Notes to the Consolidated Financial Statement December 31, 2019

(v)	Single series bonds, fourth issuance ThUS $250,000

On October 23, 2014, the Company informed the CMF the issuance and placement of unsecured bonds amounting ThUS$ 250,000 in international markets. These bonds mature in 2025 and have annual interest rate of 4.375%, which were offered to investors at a price of 99.410% with respect to capital. The aforementioned agreement was performed in conformity with the provisions of Rule 144A of the US Securities Act of 1933 and these bonds were publicly offered in Chile.

For the years ended December 31, 2019, and 2018, the following payments have been made.

Payments made	For the year ended December 31, 2019	For the year ended December 31, 2018
	ThUS$	ThUS$
Payment of interest	10,938	10,938

(vi)	Series “P” bonds

On April 5, 2018, the Company informed the CMF that on March 29, 2018, it was authorized the placement on the stock market of the Series “P” bond with a value of UF 3,000,000, with a charge to the 10 year Bonds Line registered in the CMF Securities Registry under number 563.

The bonds Series P (i) mature on January 15, 2028; (ii) will accrue on the unpaid principal, expressed in UF, at an annual interest rate of 3.25% from January 15, 2018; and (iii) can be early redeemed by the Company starting from the date of placement, that was, as of April 5, 2018.

For the years ended December 31, 2019 and 2018, the following payments and their associated CCS have been made:

Payments made	For the year ended December 31, 2019	For the year ended December 31, 2018
	ThUS$	ThUS$
Payment of interest	3,960	1,085
CCS Coverage	2,995	1,421

97

Notes to the Consolidated Financial Statement December 31, 2019

(vii)	Series Q bonds

On October 31, 2018, the issuance of Series Q bonds (the "Bonds “Series Q) was authorized in the general stock market for the amount of UF 3,000,000, which were registered in the Securities Registry of your Commission on February 14, 2012 under number 700.

The bonds Series Q (i) mature on the first day of June 2038; (ii) will earn an interest rate of 3.45% per annum on the outstanding capital, expressed in Unidades de Fomento, from June 1, 2018 thereon; and (iii) may be early redeemed by the Company starting from the placement date, that was, as of November 8, 2018.

On November 8, 2018, all the Series Q Bonds have been placed and sold to Euroamerica S.A. for a total amount of $ 83,567,623,842, which was paid in full and in cash by Euroamerica S.A. to the Company.

The funds obtained from the aforementioned placement will be used approximately 90% to finance the expansion program of lithium, potassium nitrate and iodine plants in Chile; the remainder will be used for the investment plan of the Company and its subsidiaries, and to finance working capital.

For the years ended December 31, 2019 and 2018, the following payments have been made:

Payments made	For the year ended December 31, 2019	For the year ended December 31, 2018
	ThUS$	ThUS$
Payment of interest	3,791	319

(viii)	Single series fifth issue bonds ThUS$ 450,000

On May 7, 2019 the CMF was informed that the Company issued and placed unsecured bonds for ThUS$ 450,000 on international markets. Essentially, these bonds will mature in 2029, carry an interest rate of 4.25% per annum, and were offered to investors at a price of 99.984% with respect to the capital. This agreement was signed on May 7, 2019 and the bonds were issued and placed in accordance with the provisions of Rule 144A of the US Securities Act of 1933 and they will not be traded in Chile.

Payments made	For the year ended December 31, 2019	For the year ended December 31, 2018
	ThUS$	ThUS$
Payment of interest	9,563	-

98

Notes to the Consolidated Financial Statement December 31, 2019

f)	Current and non-current lease liabilities

	Currents				Non-Currents			Balance as of
Associated leasing	Up to 1 month	1 to 3 months	3 to 12 months	Total	1 to 5 years	5 or more years	Total	December 31, 2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Buildings	262	795	1,830	2,887	13,507	9,792	23,299	26,186
Transport equipment	70	211	571	852	2,530	-	2,530	3,382
Machinery, plant and equipment	327	993	2,635	3,955	3,993	381	4,374	8,329
Total	659	1,999	5,036	7,694	20,030	10,173	30,203	37,897

	As of December 31,	Adoption of	Monetary		Non- Monetary	Balance as of
Changes in Lease Liabilities	2018	IFRS 16	Principal l paid	Interest paid	Interest accrued	December 31, 2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Buildings	-	29,289	(3,101)	(840)	838	26,186
Machinery, plant and equipment	-	11,933	(3,605)	(635)	636	8,329
Transport equipment	-	3,893	(515)	(62)	66	3,382
Total	-	45,115	(7,221)	(1,537)	1,540	37,897

Lease amounts that were not included in liabilities under IFRS 16

The weighted average of the incremental lease loan rate applied to lease liabilities recognized in the statement of financial position on December 31, 2019 is 8.08%. Total related expenses with lease payments under 1 year and low-value asset leases together with variable payments not included in the measurement of lease liabilities were ThUS$ 50,660 for the period ended December 31, 2019.

Notes to the Consolidated Financial Statement December 31, 2019

14.5	Trade and other payables

a)	Details trade and other payables

	As of December 31, 2019			As of December 31, 2018
Details trade and Other payables	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Accounts payable	205,414	-	205,414	163,373	-	163,373
Other accounts payable	376	-	376	378	-	378
Total	205,790	-	205,790	163,751	-	163,751

As of December 31, 2019 and 2018, the balance of current and past due suppliers is as follows:

Suppliers current on all payments

	Amounts according to payment periods as of December 31, 2019
					121 - 365	366 and	Total
Type of Supplier	Up to 30 days	31-60 days	61-90 days	91 - 120 days	days	more days	ThUS$
Goods	126,577	4,655	128	116	2,019	-	133,495
Services	51,785	168	-	-	87	-	52,040
Others	8,741	146	-	-		-	8,887
Total	187,103	4,969	128	116	2,106	-	194,422

	Amounts according to payment periods as of December 31, 2018
					121 - 365	366 and	Total
Type of Supplier	Up to 30 days	31-60 days	61-90 days	91 - 120 days	days	more days	ThUS$
Goods	48,969	1,919	912	25	280	-	52,105
Services	37,376	314	157	107	54	-	38,008
Others	54,978	161	20	-	3	-	55,162
Total	141,323	2,394	1,089	132	337	-	145,275

Suppliers past due on payments

	Amounts according to payment periods as of December 31, 2019
					121 - 365	366 and	Total
Type of Supplier	Up to 30 days	31-60 days	61-90 days	91 - 120 days	days	more days	ThUS$
Goods	2,086	264	35	65	1,060	-	3,510
Services	3,073	329	116	387	580	-	4,485
Others	1,918	45	311	215	508	-	2,997
Total	7,077	638	462	667	2,148	-	10,992

	Amounts according to payment periods as of December 31, 2018
					121 - 365	366 and	Total
Type of Supplier	Up to 30 days	31-60 days	61-90 days	91 - 120 days	days	more days	ThUS$
Goods	1,533	209	210	255	462	-	2,669
Services	12,229	838	109	111	450	-	13,737
Others	1,039	385	92	6	170	-	1,692
Total	14,801	1,432	411	372	1,082	-	18,098

Purchase commitments held by the Company are recognized as liabilities when the goods and services are received by the Company. As of December 31, 2019, the Company has purchase orders amounting to ThUS$ 101,280 (ThUS$ 59,919 as of December 31, 2018).

Notes to the Consolidated Financial Statement December 31, 2019

14.6	Financial liabilities at fair value through profit or loss

This balance relates to derivative instruments measured at their fair value, which have generated balances against the Company. The detail of this type of instrument is as follows:

Financial liabilities at fair value with an impact on profit or loss	As of December 31, 2019	Effect on profit or loss for the year ended December 31, 2019	As of December 31, 2018	Effect on profit or loss for the year ended December 31, 2018
	ThUS$	ThUS$	ThUS$	ThUS$
Current
Derivative instruments (IRS)	-	(16)	91	16
Total	-	(16)	91	16

Notes to the Consolidated Financial Statement December 31, 2019

14.7	Financial asset and liability categories

a)	Financial Assets

	As of December 31, 2019			As of December 31, 2018
Description of financial assets	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalent	588,530	-	588,530	556,066	-	556,066
Trade receivables due from related parties	61,227	-	61,227	42,790	-	42,790
Financial assets measured at amortized cost	485,689	75	485,764	291,790	75	291,865
Loans and receivables measured at amortized cost	399,142	1,710	400,852	466,619	2,275	468,894
Total financial assets measured at amortized cost	1,534,588	1,785	1,536,373	1,357,265	2,350	1,359,615
For hedging purposes	17,270	3,918	21,188	18,238	13,425	31,663
Held for trading at fair value through profit or loss	2,531	-	2,531	2,693	-	2,693
Financial assets classified as available for sale at fair value through equity	-	4,785	4,785	-	3,631	3,631
Total financial assets at fair value	19,801	8,703	28,504	20,931	17,056	37,987
Total financial assets	1,554,389	10,488	1,564,877	1,378,196	19,406	1,397,602

Notes to the Consolidated Financial Statement December 31, 2019

b)	Financial Liabilities

	As of December 31, 2019			As of December 31, 2018
Description of financial liabilities	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
For hedging purposes	7,183	16,477	23,660	5,285	12,033	17,318
Held for trading at fair value through profit or loss	3,168	-	3,168	2,855	-	2,855
Financial liabilities at fair value through profit or loss	10,351	16,477	26,828	8,140	12,033	20,173
Bank loans	199	69,138	69,337	300	68,870	69,170
Obligations to the public	280,578	1,403,108	1,683,686	15,145	1,249,479	1,264,624
Lease Liabilities	7,694	30,203	37,897	-	-	-
Financial liabilities at amortized cost (trade and other payables)	205,790	-	205,790	163,751	-	163,751
Trade payables due to related parties	475	-	475	9	-	9
Total financial liabilities at amortized cost	494,736	1,502,449	1,997,185	179,205	1,318,349	1,497,554
Total financial liabilities	505,087	1,518,926	2,024,013	187,345	1,330,382	1,517,727

Notes to the Consolidated Financial Statement December 31, 2019

14.8	Fair value measurement of assets and liabilities

Financial assets and liabilities measured at fair value consist of Options and Forwards hedging the mismatch in the balance sheet and cash flows, CCS to hedge bonds issued in local currency (Peso/UF).

The value of the Company’s assets and liabilities recognized by CCS contracts is calculated as the difference between the present value of discounted cash flows of the asset (Ch/UF) and liability (US$) parts of the derivative. In the case of the IRS, the asset value recognized is calculated as the difference between the discounted cash flows of the asset (variable rate) and liability (fixed rate) parts of the derivative. Forwards are calculated as the difference between the strike price of the contract and the spot price plus the forwards points at the date of the contract, financial options: the value recognized is calculated using the Black-Scholes method.

In the case of CCS, the entry data used for the valuation models are UF, peso, USD and basis swap rates. In the case of fair value calculations for IRS, the Forward Rate Agreement rate and ICVS 23 Curve (Bloomberg: cash/deposits rates, futures, swaps). In the case of forwards, the forwards curve for the currency in question is used, Finally, with options, the spot price, risk-free rate and volatility of exchange rate are used, all in accordance with the currencies used in each valuation. The financial information used as entry data for the Company’s valuation models is obtained from Bloomberg, the well-known financial software company. Conversely, the fair value provided by the counterparties of derivatives contracts is used only as a control and not for valuation.

The effects on profit or loss of movements in these amounts may be recognized in the caption Finance costs, foreign currency translation gain (loss) or cash flow hedges in the statement of comprehensive income, depending on each particular case.

The fair value measurement of debt is only performed to determine the present market value of secured and unsecured long-term obligations; bonds denominated in local currency (Ch$/UF) and foreign currency (US$), credits denominated in foreign currency (US$), which is classified under Level 2 in the fair value hierarchy established by IFRS.

The value of the Company’s reported liabilities is calculated as the present value of discounted cash flows at market rates at the time of valuation, considering the maturity date and exchange rate. The entry data used for the model includes the UF and peso rates, which are obtained using Bloomberg, the well-known financial software company and Association of Banks and Financial Institutions.

The fair value hierarchy is detailed as follows:

(a)	Level 1: using quoted prices (unadjusted) only in active markets.

(b)	Level 2: when in any phase in the valuation process inputs other than quoted prices have been used in Level 1 that are observable directly in markets.

(c)	Level 3: inputs for the asset or liability that are not based on observable market data.

Notes to the Consolidated Financial Statement December 31, 2019

	As of December 31, 2019			Measurement Methodology
Fair value measurement of assets and liabilities	Carrying Amount at Amortized	Fair value (informative)	Fair value	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets
Cash and cash equivalents	588,530	588,530	-	-	588,530	-
Trade and other receivables, current	399,142	399,142	-	-	-	399,142
Trade receivables due from related parties, current	61,227	61,227	-	-	-	61,227
Other current financial assets:
- Time deposits	485,689	485,689	-	-	485,689	-
- Derivative instruments	-	-	-	-	-	-
- Forwards	-	-	2,420	-	2,420	-
- Options	-	-	111	-	111	-
- Hedging assets	-	-	-	-	-	-
- Investment hedge swaps	-	-	17,270	-	17,270	-
Non-current accounts receivable	1,710	1,710	-	-	-	-
Other non-current financial assets:
- Other	94	94	-	-	94	-
- Actions	-	-	4,785	4,785	-	-
- Hedging assets – Swaps	-	-	3,918	-	3,918	-
Other current financial liabilities						-
- Bank loans	199	199	-	-	199	-
- Derivative instruments	-	-	-	-	-	-
- Forwards	-	-	2,837	-	2,837	-
- Options	-	-	289	-	289	-
- Hedging liabilities	-	-	7,183	-	7,183	-
- Investments	-	-	-	-	-	-
- Unsecured obligations	280,578	280,578	-	-	280,578	-
- Current lease liabilities	7,694	7,694	-	-	7,694	-
Trade and other payables, current and non-current	205,790	205,790	-	-	205,790	-
Trade payables due to related parties, current	475	475	-	-	475	-
Other non-current financial liabilities:
- Bank loans	69,138	71,033	-	-	71,033	-
- Unsecured obligations	1,403,108	1,658,506	-	-	1,658,506	-
- Non-current hedging liabilities	-	-	16,477	-	16,477	-
- Non-current lease liabilities	30,203	33,187	-	-	33,187	-

Notes to the Consolidated Financial Statement December 31, 2019

	As of December 31, 2018			Measurement Methodology
Fair value measurement of assets and liabilities	Carrying Amount at Amortized	Fair value (informative)	Fair value	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets
Cash and cash equivalents	556,066	556,066	-	-	556,066	-
Trade and other receivables, current	466,619	466,619	-	-	-	466,619
Trade receivables due from related parties, current	42,790	42,790	-	-	-	42,790
Other current financial assets:
- Time deposits	291,790	291,790	-	-	291,790	-
- Forwards	-	-	2,637	-	2,637	-
- Options	-	-	56	-	56	-
- Hedging assets	-	-	-	-	-	-
- Investment hedge swaps	-	-	18,238	-	18,238	-
Non-current accounts receivable	2,275	2,275	-	-	-	-
Other non-current financial assets:
- Other	75	75	-	-	75	-
- Actions	-	-	3,631	-	-	-
- Hedging assets - Swaps	-	-	13,425	-	13,425	-
Other current financial liabilities						-
- Bank loans	300	300	-	-	300	-
- Forwards	-	-	2,723	-	2,723	-
- Options	-	-	132	-	132	-
- Hedging liabilities - Swaps	-	-	5,285	-	5,285	-
- Unsecured obligations	15,145	15,145	-	-	15,145	-
Trade and other payables, current and non-current	163,751	163,751	-	-	163,751	-
Trade payables due to related parties, current	9	9	-	-	9	-
Other non-current financial liabilities:
- Bank loans	68,870	71,826	-	-	71,826	-
- Unsecured obligations	1,249,479	1,357,640	-	-	1,357,640	-
- Non-current hedging liabilities	-	-	12,033	-	12,033	-

Notes to the Consolidated Financial Statement December 31, 2019

14.9	Estimated fair value of financial instruments and financial derivatives

As required by IFRS 7, the following information is presented for the disclosure of the estimated fair value of financial assets and liabilities.

Although inputs represent Management's best estimate, they are subjective and involve significant estimates related to the current economic and market conditions, as well as risk features.

Methodologies and assumptions used depend on the risk terms and characteristics of instruments and include the following as a summary:

•	Cash equivalent approximates fair value due to the short-term maturities of these instruments.

•	The fair value of trade receivables, current is considered to be equal to the carrying amount due to the maturity of such accounts at short-term.

•	The fair value of other current financial liabilities is considered to be equal to their carrying values.

•	For interest-bearing liabilities with original maturity of more than a year, fair values are calculated by discounting contractual cash flows at their original current market rates with similar terms.

•	The fair value of debt is considered in Level 2.

•	For forward and swap contracts, fair value is determined using quoted market prices of financial instruments with similar characteristics.

As indicated in paragraphs 33 to 42 of IFRS 7 the disclosure of information associated with the nature and scope of risks arising from financial instruments is presented in Note 5.

Notes to the Consolidated Financial Statement December 31, 2019

Note 15	Intangible assets and goodwill

15.1	Balances

Balances	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Intangible assets other than goodwill	188,358	189,350
Goodwill	34,726	34,866
Total	223,084	224,216

15.2	Disclosures on intangible assets and goodwill

Intangible assets relate to goodwill, water rights, trademarks, industrial patents, rights of way, software, and mining claims which correspond to exploitation rights acquired from third parties.

Balances and movements in the main classes of intangible assets as of December 31, 2019 and December 31, 2018 are detailed as follows:

		As of December 31, 2019
Intangible assets and goodwill	Useful life	Gross Value	Accumulated amortization	Accumulated impairment	Net value
		ThUS$	ThUS$	ThUS$	ThUS$
IT programs	Finite	34,471	(28,460)	-	6,011
Intellectual property rights, patents and other industrial property rights, service	Finite	1,259	(1,131)	(7)	121
Mining claims, water rights and rights of way	Indefinite	182,260	-	(2,642)	179,618
Mining claims	Finite	1,500	(206)	-	1,294
Customer-related intangible assets	Finite	1,778	(505)	-	1,273
Other intangible assets	Finite	929	(888)	-	41
Intangible assets other than goodwill		222,197	(31,190)	(2,649)	188,358
Goodwill	Indefinite	38,120	-	(3,394)	34,726
Total Intangible Assets		260,317	(31,190)	(6,043)	223,084

Notes to the Consolidated Financial Statement December 31, 2019

		As of December 31, 2018
Intangible assets and goodwill	Useful life	Gross Value	Accumulated amortization	Accumulated impairment	Net value
		ThUS$	ThUS$	ThUS$	ThUS$
IT programs	Finite	29,137	(24,569)	-	4,568
Intellectual property rights, patents and other industrial property rights, service	Finite	1,254	(1,096)	(7)	151
Mining claims, water rights and rights of way	Indefinite	183,349	-	(1,729)	181,620
Mining claims	Finite	1,500	(88)	-	1,412
Customer-related intangible assets	Indefinite	1,778	(205)	-	1,573
Other intangible assets	Indefinite	911	(885)	-	26
Intangible assets other than goodwill		217,929	(26,843)	(1,736)	189,350
Goodwill	Indefinite	38,120	-	(3,254)	34,866
Total Intangible Assets		256,049	(26,843)	(4,990)	224,216

a)	Estimated useful lives or amortization rates used for finite identifiable intangible assets

Finite useful life measures the length of, or number of production or similar units constituting that useful life.

The estimated useful life for software which they are amortized corresponds to the periods defined by the contracts or rights from which they originate.

Intellectual property rights, patents and other industrial property, service and exploitation rights, mainly relate to water rights and have a finite useful life to the extent to which they are subject to a fixed-term contract or otherwise they are considered to be indefinite.

The company owns mining claims granted by Corfo, which correspond to assets subject to restitution. For this reason, they are considered assets with a finite useful life and their useful life is assigned until the year 2030 when the contract ends.

b)	Method used to assess identifiable intangible assets with indefinite useful life

The recoverable value of the cash-generating unit has been determined based on a calculation of value-in-use using cash flow projections for a period of 5 years, plus perpetuity annually on December 31.

The current value of future cash flows generated by these assets has been estimated given the variation in sales volumes, market prices and costs, discounted at a weighted average cost of capital (WACC) rate of 8.48% as of December 31, 2019.

This group of intangible assets includes water rights acquired in Chile, and mining concessions held by the company in Chile and Australia, and these rights are recorded at acquisition cost.

Notes to the Consolidated Financial Statement December 31, 2019

c)	Minimum and maximum amortization lives or rates of intangible assets:

Estimated useful life or amortization rate	Minimum Life or Rate	Maximum Life or Rate
Mining property, water rights and rights of way	Indefinite	Indefinite
Mining claims	1 year	11 years
Intellectual property rights, patents and other industrial property rights, service	1 year	16 years
Commercial trademarks	1 year	5 years
IT programs	2 years	6 years

The following table shows the movements in goodwill as of December 31, 2019:

	Gross value		Accumulated	Net value
Company	As of December 31, 2018	Additional recognition	impairment losses	As of December 31, 2019
	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	3,214	-	(3,214)	-
SQM S.A.	22,255	-	-	22,255
SQM Iberian S.A.	148	-	-	148
SQM Investment Corporation	86	-	-	86
Soquimich Comercial S.A.	320	-	(180)	140
Soquimich European Holding	11,373	-	-	11,373
SQM Potasio S.A.	724	-	-	724
Total	38,120	-	(3,394)	34,726

d)	Information to be disclosed on assets generated internally

The Company has no intangible assets generated internally.

Impairment of goodwill and intangible value

As of December 31, 2019 an intangible asset impairment of ThUS$ 913 was generated and a goodwill impairment of ThUS$ 140 was generated.

Notes to the Consolidated Financial Statement December 31, 2019

e)	Movements in identifiable intangible assets as of December 31, 2019:

Gross Value Movements in identifiable intangible assets	IT programs	Intellectual property rights, patents and other industrial property rights, service, Finite	Mining claims property, water rights, and rights of way, Indefinite	Mining claims finite	Customer-related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	29,137	1,254	183,349	1,500	1,778	911	38,120	256,049
Additions	2,606	5	227	-	-	18	-	2,856
Other increases / decreases for foreign currency	(7)	-	(2)	-	-	-	-	(9)
Decreases through sale	-	-	(1,314)	-	-	-	-	(1,314)
Other increases (decreases)	2,735	-	-	-	-	-	-	2,735
Total increases (decreases)	5,334	5	(1,089)	-	-	18	-	4,268
Closing balance	34,471	1,259	182,260	1,500	1,778	929	38,120	260,317

Accumulated amortization and impairment Movements in identifiable intangible assets	IT programs	Intellectual property rights, patents and other industrial property rights, service, Finite	Mining claims property, water rights, and rights of way, Indefinite	Mining claims finite	Customer-related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	(24,569)	(1,103)	(1,729)	(88)	(205)	(885)	(3,254)	(31,833)
Other increases / decreases for foreign currency	3	-	-	-	-	-	-	3
Other increases (decreases)	(256)	-	-	-	-	-	-	(256)
Impairment losses recognized in profit or loss for the year	-	-	(913)	-	-	-	(140)	(1,053)
Amortization	(3,638)	(35)	-	(118)	(300)	(3)	-	(4,094)
Total increases (decreases)	(3,891)	(35)	(913)	(118)	(300)	(3)	(140)	(5,400)
Closing balance	(28,460)	(1,138)	(2,642)	(206)	(505)	(888)	(3,394)	(37,233)

Notes to the Consolidated Financial Statement December 31, 2019

Net value Movements in Identifiable intangible assets	IT programs	Intellectual property rights, patents and other industrial property rights, service, Finite	Mining claims property, water rights, and rights of way, Indefinite	Mining property finite	Customer-related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	4,568	151	181,620	1,412	1,573	26	34,866	224,216
Additions	2,606	5	227	-	-	18	-	2,856
Amortization	(3,638)	(35)	-	(118)	(300)	(3)	-	(4,094)
Impairment losses recognized in profit or loss for the year	-	-	(913)	-	-	-	(140)	(1,053)
Other increases / decreases for foreign currency	(4)	-	(2)	-	-	-	-	(6)
Decreases through sale	-	-	(1,314)	-	-	-	-	(1,314)
Other increases (decreases)	2,479	-	-	-	-	-	-	2,479
Total increases (decreases)	1,443	(30)	(2,002)	(118)	(300)	15	(140)	(1,132)
Closing balance	6,011	121	179,618	1,294	1,273	41	34,726	223,084

Movements in identifiable intangible assets as of December 31, 2018:

Gross Value Movements in identifiable intangible assets	IT programs	Intellectual property rights, patents and other industrial property rights, service, Finite	Mining claims property, water rights, and rights of way, Indefinite	Mining property finite	Customer-related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	25,060	1,250	104,858	1,500	1,778	171	37,972	172,589
Additions	1,159	5	77,201	-	-	11	-	78,376
Other increases / decreases for foreign currency	(5)	(1)	(4)	-	-	-	-	(10)
Other increases (decreases)	2,923	-	1,294	-	-	729	148	5,094
Total increases (decreases)	4,077	4	78,491	-	-	740	148	83,460
Closing balance	29,137	1,254	183,349	1,500	1,778	911	38,120	256,049

112

Notes to the Consolidated Financial Statement December 31, 2019

Accumulated amortization and impairment Movements in identifiable intangible assets	IT programs	Intellectual property rights, patents and other industrial property rights, service, Finite	Mining claims property, water rights, and rights of way, Indefinite	Mining claims finite	Customer-related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	(19.769)	(1.061)	-	-	-	-	-	(20.830)
Other increases / decreases for foreign currency exchange rates	4	-	-	-	-	-	-	4
Impairment losses recognized in profit or loss for the year	-	(7)	(1,729)	-	-	-	(3,254)	(4,990)
Amortization	(2,880)	(35)	-	(88)	(205)	-	-	(3,208)
Reclassification of/for construction in progress	(1,924)	-	-	-	-	(885)	-	(2,809)
Total increases (decreases)	(4,800)	(42)	(1,729)	(88)	(205)	(885)	(3,254)	(11,003)
Closing balance	(24,569)	(1,103)	(1,729)	(88)	(205)	(885)	(3,254)	(31,833)

Net value Movements in Identifiable intangible assets	IT programs	Intellectual property rights, patents and other industrial property rights, service, Finite	Mining claims property, water rights, and rights of way, Indefinite	Mining claims finite	Customer-related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	5,291	189	104,858	1,500	1,778	171	37,972	151,759
Additions	1,159	5	77,201	-	-	11	-	78,376
Amortization	(2,880)	(35)	-	(88)	(205)	-	-	(3,208)
Impairment losses recognized in profit or loss for the year	-	(7)	(1,729)	-	-	-	(3,254)	(4,990)
Other increases / decreases for foreign currency exchange rates	(1)	(1)	(4)	-	-	-	-	(6)
Reclassification of/for construction in progress	999	-	1,294	-	-	(156)	148	2,285
Total increases (decreases)	(723)	(38)	76,762	(88)	(205)	(145)	(3,106)	72,457
Closing balance	4,568	151	181,620	1,412	1,573	26	34,866	224,216

113

Notes to the Consolidated Financial Statement December 31, 2019

g)	Movements in identifiable goodwill as of December 31, 2019:

Gross Value Movements in identifiable goodwill	Goodwill at the start of the period January 01, 2019	Additional recognition	Recognition subsequent to deferred tax assets (-)	Decreases for classification as held for sale (-)	Goodwill write-off without having been included previously in disposal groups classified as held for sale (-)	Impairment losses recognized in profit or loss for the year (-)	Increase (decrease) for net exchange differences	Increase (decrease) due to other changes	Total increase (decrease)	Goodwill at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	3,214	-	-	-	-	-	-	-	-	3,214
SQM S.A.	22,255	-	-	-	-	-	-	-	-	22,255
SQM Iberian S.A.	148	-	-	-	-	-	-	-	-	148
SQM Investment Corporation	86	-	-	-	-	-	-	-	-	86
Soquimich Comercial S.A.	320	-	-	-	-	-	-	-	-	320
Soquimich European Holding B.V.	11,373	-	-	-	-	-	-	-	-	11,373
SQM Potasio S.A.	724	-	-	-	-	-	-	-	-	724
Total increases (decreases)	38,120	-	-	-	-	-	-	-	-	38,120
Closing balance	38,120	-	-	-	-	-	-	-	-	38,120

Accumulated impairment Movements in identifiable goodwill	Goodwill at the start of the period January 01, 2019	Additional recognition	Recognition subsequent to deferred tax assets (-)	Decreases for classification as held for sale (-)	Goodwill write-off without having been included previously in disposal groups classified as held for sale (-)	Impairment losses recognized in profit or loss for the year (-)	Increase (decrease) for net exchange differences	Increase (decrease) due to other changes	Total increase (decrease)	Goodwill at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	(3,214)	-	-	-	-	-	-	-	-	(3,214)
SQM S.A.	-	-	-	-	-	-	-	-	-	-
SQM Iberian S.A.	-	-	-	-	-	-	-	-	-	-
SQM Investment Corporation	-	-	-	-	-	-	-	-	-	-
Soquimich Comercial S.A.	(40)	-	-	-	-	(140)	-	-	(140)	(180)
Soquimich European Holding B.V.	-	-	-	-	-	-	-	-	-	-
SQM Potasio S.A.	-	-	-	-	-	-	-	-	-	-
Total increases (decreases)	(3,254)	-	-	-	-	(140)	-	-	(140)	(3,394)
Closing balance	(3,254)	-	-	-	-	(140)	-	-	(140)	(3,394)

114

Notes to the Consolidated Financial Statement December 31, 2019

Net Value Movements in identifiable goodwill	Goodwill at the start of the period January 01, 2019	Additional recognition	Recognition subsequent to deferred tax assets (-)	Decreases for classification as held for sale (-)	Goodwill write-off without having been included previously in disposal groups classified as held for sale (-)	Impairment losses recognized in profit or loss for the year (-)	Increase (decrease) for net exchange differences	Increase (decrease) due to other changes	Total increase (decrease)	Goodwill at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	-	-	-	-	-	-	-	-	-	-
SQM S.A.	22,255	-	-	-	-	-	-	-	-	22,255
SQM Iberian S.A.	148	-	-	-	-	-	-	-	-	148
SQM Investment Corporation	86	-	-	-	-	-	-	-	-	86
Soquimich Comercial S.A.	280	-	-	-	-	(140)	-	-	(140)	140
Soquimich European Holding B.V.	11,373	-	-	-	-	-	-	-	-	11,373
SQM Potasio S.A.	724	-	-	-	-	-	-	-	-	724
Total increases (decreases)	34,866	-	-	-	-	(140)	-	-	(140)	34,726
Closing balance	34,866	-	-	-	-	(140)	-	-	(140)	34,726

h)	Movements in identifiable goodwill as of December 31, 2018:

Gross Value Movements in identifiable goodwill	Goodwill at the start of the period January 01, 2018	Additional recognition	Recognition subsequent to deferred tax assets (-)	Decreases for classification as held for sale (-)	Goodwill write-off without having been included previously in disposal groups classified as held for sale (-)	Impairment losses recognized in profit or loss for the year (-)	Increase (decrease) for net exchange differences	Increase (decrease) due to other changes	Total increase (decrease)	Goodwill at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	3,214	-	-	-	-	-	-	-	-	3,214
SQM S.A.	22,255	-	-	-	-	-	-	-	-	22,255
SQM Iberian S.A.	-	-	-	-	-	-	-	148	148	148
SQM Investment Corporation	86	-	-	-	-	-	-	-	-	86
Soquimich Comercial S.A.	320	-	-	-	-	-	-	-	-	320
Soquimich European Holding B.V.	11,373	-	-	-	-	-	-	-	-	11,373
SQM Potasio S.A.	724	-	-	-	-	-	-	-	-	724
Total increases (decreases)	37,972	-	-	-	-	-	-	148	148	38,120
Closing balance	37,972	-	-	-	-	-	-	148	148	38,120

115

Notes to the Consolidated Financial Statement December 31, 2019

Accumulated impairment Movements in identifiable goodwill	Goodwill at the start of the period January 01, 2018	Additional recognition	Recognition subsequent to deferred tax assets (-)	Decreases for classification as held for sale (-)	Goodwill released without having been included previously in disposal groups classified as held for sale (-)	Impairment losses recognized in profit or loss for the year (-)	Increase (decrease) for net exchange differences	Increase (decrease) due to other changes	Total increase (decrease)	Goodwill at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	-	-	-	-	-	-	-	(3,214)	(3,214)	(3,214)
SQM S.A.	-	-	-	-	-	-	-	-	-	-
SQM Iberian S.A.	-	-	-	-	-	-	-	-	-	-
SQM Investment Corporation	-	-	-	-	-	-	-	-	-	-
Soquimich Comercial S.A.	-	-	-	-	-	-	-	(40)	(40)	(40)
Soquimich European Holding B.V.	-	-	-	-	-	-	-	-	-	-
SQM Potasio S.A.	-	-	-	-	-	-	-	-	-	-
Total increases (decreases)	-	-	-	-	-	-	-	(3,254)	(3,254)	(3,254)
Closing balance	-	-	-	-	-	-	-	(3,254)	(3,254)	(3,254)

Net Value Movements in identifiable goodwill	Goodwill at the start of the period January 01, 2018	Additional recognition	Recognition subsequent to deferred tax assets (-)	Decreases for classification as held for sale (-)	Goodwill released without having been included previously in disposal groups classified as held for sale (-)	Impairment losses recognized in profit or loss for the year (-)	Increase (decrease) for net exchange differences	Increase (decrease) due to other changes	Total increase (decrease)	Goodwill at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	3,214	-	-	-	-	-	-	(3,214)	(3,214)	-
SQM S.A.	22,255	-	-	-	-	-	-	-	-	22,255
SQM Iberian S.A.	-	-	-	-	-	-	-	148	148	148
SQM Investment Corporation	86	-	-	-	-	-	-	-	-	86
Soquimich Comercial S.A.	320	-	-	-	-	-	-	(40)	(40)	280
Soquimich European Holding B.V.	11,373	-	-	-	-	-	-	-	-	11,373
SQM Potasio S.A.	724	-	-	-	-	-	-	-	-	724
Total increases (decreases)	37,972	-	-	-	-	-	-	(3,106)	(3,106)	34,866
Closing balance	37,972	-	-	-	-	-	-	(3,106)	(3,106)	34,866

116

Notes to the Consolidated Financial Statement December 31, 2019

Note 16    Property, plant and equipment

As of December 31, 2019 and December 31, 2018, the detail of property, plant and equipment is as follows:

16.1 Types of property, plant and equipment

Description of types of property, plant and equipment	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Property, plant and equipment, net
Land	23,620	24,695
Buildings (1)	252,969	238,808
Other property, plant and equipment	32,604	28,175
Transport equipment (2)	6,042	2,892
Supplies and accessories	4,579	4,722
Office equipment	420	513
Network and communication equipment	663	692
Mining assets	23,174	11,501
IT equipment	4,359	4,980
Energy generating assets	5,998	6,117
Constructions in progress	375,316	207,830
Machinery, plant and equipment (3)	877,326	923,898
Total	1,607,070	1,454,823

(1) The buildings line item includes ThUS$ 25,742 corresponding to right-of-use assets; (2) The line item “Transport equipment” Includes ThUS$ 3,356. corresponding to right-of-use assets; (3) the property, plant and equipment line item includes ThUS$ 8,066 corresponding to right-of-use assets; the total includes ThUS$ 37,164. corresponding to right-of-use assets (IFRS 16)

Property, plant and equipment, gross
Land	23,620	24,695
Buildings (1)	695,316	648,719
Other property, plant and equipment	257,206	245,731
Transport equipment (2)	16,036	11,668
Supplies and accessories	25,531	24,456
Office equipment	11,441	11,377
Network and communication equipment	8,009	7,505
Mining assets	161,619	132,309
IT equipment	28,693	29,955
Energy generating assets	38,495	36,930
Constructions in progress	375,316	207,830
Machinery, plant and equipment (3)	3,154,435	3,068,862
Total	4,795,717	4,450,037

(1) The buildings line item includes ThUS$ 29,289 corresponding to right-of-use assets; (2) The line item “Transport equipment” Includes ThUS$ 3,893 corresponding to right-of-use assets; (3) the property, plant and equipment line item includes ThUS$ 11,933 corresponding to right-of-use assets; the total includes ThUS $45,115 corresponding to right-of-use assets (IFRS 16)

Accumulated depreciation and value impairment of property, plant and equipment, total
Accumulated depreciation and impairment of buildings (1)	(442,347)	(409,911)
Accumulated depreciation and impairment of other property, plant and equipment	(224,602)	(217,556)
Accumulated depreciation and impairment of transport equipment (2)	(9,994)	(8,776)
Accumulated depreciation and impairment of supplies and accessories	(20,952)	(19,734)
Accumulated depreciation and impairment of office equipment	(11,021)	(10,864)
Accumulated depreciation and impairment of network and communication equipment	(7,346)	(6,813)
Accumulated depreciation and impairment of mining assets	(138,445)	(120,808)
Accumulated depreciation and impairment of IT equipment	(24,334)	(24,975)
Accumulated depreciation and impairment of energy generating assets	(32,497)	(30,813)
Accumulated depreciation and impairment of machinery, plant and equipment (3)	(2,277,109)	(2,144,964)
Total	(3,188,647)	(2,995,214)

(1) The buildings line item includes ThUS$ (3,547) corresponding to depreciation of right-of-use assets; (2) The line item “Transport equipment”. Includes ThUS$ (537) corresponding to right-of-use assets; (3) The property, plant and equipment line item includes ThUS$ (3,867) corresponding to depreciation of right-of-use assets; the total includes ThUS$ (7,951) corresponding to depreciation of right-of-use assets (IFRS 16).

117

Notes to the Consolidated Financial Statement December 31, 2019

Description of types of property, plant and equipment	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Property, plant and equipment, net
Pumps	32,525	34,145
Conveyor Belt	21,911	22,082
Crystallizer	24,102	27,112
Plant Equipment	170,263	188,934
Tanks	14,159	14,876
Filter	27,080	29,300
Electrical equipment/facilities	92,090	96,179
Other Property, Plant & Equipment	53,396	58,997
Site Closure	12,056	12,967
Right-of-use assets	8,066	-
Piping	96,402	98,498
Well	238,670	250,045
Pond	41,319	42,903
Spare Parts	45,287	47,860
Total	877,326	923,898

118

Notes to the Consolidated Financial Statement December 31, 2019

16.2	Conciliation of changes in property, plant and equipment by type:

Conciliation of changes in property, plant and equipment by class as of December 31, 2019 and December 31, 2018:

Conciliation of changes in property, plant and equipment by class as of December 31, 2019, gross amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	24,695	648,719	245,731	11,668	24,456	11,377	7,505	132,309	29,955	36,930	207,830	3,068,862	4,450,037
Initial recognition of IFRS 16	-	29,289	-	3,893	-	-	-	-	-	-	-	11,933	45,115
Balance with recognition NIIF 16	24,695	678,008	245,731	15,561	24,456	11,377	7,505	132,309	29,955	36,930	207,830	3,080,795	4,495,152
Additions	-	290	332	-	37	43	159	-	492	-	314,236	6,077	321,666
Disposals	-	-	(858)	-	-	-	-	-	(3)	-	-	(17)	(878)
Increase (decrease) in foreign currency translation difference	(35)	(72)	(4)	(2)	(9)	(3)	-	-	(6)	-	-	(72)	(203)
Reclassifications	132	18,526	12,456	477	745	-	89	16,901	1,289	1,565	(140,104)	88,088	164
Other increases (decreases)	-	-	(451)	-	302	24	256	12,409	(3,034)	-	(6,646)	(20,436)	(17,576)
Decreases for classification as held for sale	(1,172)	(1,436)	-	-	-	-	-	-	-	-	-	-	(2,608)
Total changes	(1,075)	17,308	11,475	475	1,075	64	504	29,310	(1,262)	1,565	167,486	73,640	300,565
Closing balance	23,620	695,316	257,206	16,036	25,531	11,441	8,009	161,619	28,693	38,495	375,316	3,154,435	4,795,717

Conciliation of changes in property, plant and equipment by class as of December 31, 2019, accumulated depreciation	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	-	(409,911)	(217,556)	(8,776)	(19,734)	(10,864)	(6,813)	(120,808)	(24,975)	(30,813)	-	(2,144,964)	(2,995,214)
Changes
Disposals	-	-	858	-	-	-	-	-	1	-	-	-	859
Depreciation expense	-	(32,547)	(8,013)	(1,220)	(1,144)	(161)	(426)	(7,033)	(1,158)	(1,676)	-	(142,866)	(196,244)
Impairment	-	(49)	-	-	-	-	-	-	-	-	-	-	(49)
Increase (decrease) in foreign currency translation difference	-	28	3	1	7	1	-	-	5	-	-	34	79
Reclassifications	-	7	(6)	1	6	-	1	-	(5)	-	-	(207)	(203)
Other increases (decreases) (*)	-	(155)	112	-	(87)	3	(108)	(10,604)	1,798	(8)	-	10,894	1,845
Decreases for classification as held for sale	-	280	-	-	-	-	-	-	-	-	-	-	280
Total changes	-	(32,436)	(7,046)	(1,218)	(1,218)	(157)	(533)	(17,637)	641	(1,684)	-	(132,145)	(193,433)
Closing balance	-	(442,347)	(224,602)	(9,994)	(20,952)	(11,021)	(7,346)	(138,445)	(24,334)	(32,497)	-	(2,277,109)	(3,188,647)

119

Notes to the Consolidated Financial Statement December 31, 2019

Conciliation of changes in property, plant and equipment by class as of December 31, 2019, net amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	24,695	238,808	28,175	2,892	4,722	513	692	11,501	4,980	6,117	207,830	923,898	1,454,823
Initial recognition of IFRS 16	-	29,289	-	3,893	-	-	-	-	-	-	-	11,933	45,115
Balance with recognition NIIF 16	24,695	268,097	28,175	6,785	4,722	513	692	11,501	4,980	6,117	207,830	935,831	1,499,938
Additions	-	290	332	-	37	43	159	-	492	-	314,236	6,077	321,666
Disposals	-	-	-	-	-	-	-	-	(2)	-	-	(17)	(19)
Depreciation expense	-	(32,547)	(8,013)	(1,220)	(1,144)	(161)	(426)	(7,033)	(1,158)	(1,676)	-	(142,866)	(196,244)
Impairment	-	(49)	-	-	-	-	-	-	-	-	-	-	(49)
Increase (decrease) in foreign currency translation difference	(35)	(44)	(1)	(1)	(2)	(2)	-	-	(1)	-	-	(38)	(124)
Reclassifications	132	18,533	12,450	478	751	-	90	16,901	1,284	1,565	(140,104)	87,881	(39)
Other increases (decreases) (1)	-	(155)	(339)	-	215	27	148	1,805	(1,236)	(8)	(6,646)	(9,542)	(15,731)
Decreases for classification as held for sale (2)	(1,172)	(1,156)	-	-	-	-	-	-	-	-	-	-	(2,328)
Total changes	(1,075)	(15,128)	4,429	(743)	(143)	(93)	(29)	11,673	(621)	(119)	167,486	(58,505)	107,132
Closing balance	23,620	252,969	32,604	6,042	4,579	420	663	23,174	4,359	5,998	375,316	877,326	1,607,070

(1) The net balance of “Other Increases (Decreases)” corresponds to all those items that are reclassified to or from “Property, Plant and Equipment”, They can have the following origin: (i) work in progress which is expensed to profit or loss, forming part of operating costs or other expenses per function, as appropriate; (ii) the variation representing the purchase and use of materials and spare parts; (iii) projects corresponding mainly to exploration expenditures and ground studies that are reclassified to the item other non-current financial assets; (iv) software that is reclassified to “Intangibles”.

(2) The Company classifies as non-current held for sale property, plant and equipment (disposal group) that, at the closing date of the financial statements, is subject to a commitment for sale or where the sales process has been initiated and where the sale is expected to occur within twelve months of that date, is classified by the Company as non-current assets held for sale.

These assets or disposal groups are valued at the lower of carrying amount or the estimated sales value less the costs to sell and stop being amortized from the moment they are classified as non-current assets held for sale.

120

Notes to the Consolidated Financial Statement December 31, 2019

Conciliation of changes in property, plant and equipment by class as of December 31, 2018, gross amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	24,900	610,264	244,831	11,195	19,498	11,105	7,356	129,028	27,038	36,643	165,054	2,938,287	4,225,199
Additions	-	28	833	-	41	15	-	-	489	-	263,290	1,448	266,144
Disposals	-	(38)	(7,811)	(51)	-	-	-	-	(10)	-	(6,582)	(1,666)	(16,158)
Increase (decrease) in foreign currency translation difference	(64)	(134)	(8)	(3)	(19)	(6)	-	-	(11)	-	-	(153)	(398)
Reclassifications	-	38,746	10,330	529	4,889	268	150	3,281	2,100	75	(184,095)	123,726	(1)
Other increases (decreases)	-	(147)	(2,444)	(2)	47	(5)	(1)	-	349	212	(29,837)	7,220	(24,608)
Decreases for classification as held for sale	(141)	-	-	-	-	-	-	-	-	-	-	-	(141)
Total changes	(205)	38,455	900	473	4,958	272	149	3,281	2,917	287	42,776	130,575	224,838
Closing balance	24,695	648,719	245,731	11,668	24,456	11,377	7,505	132,309	29,955	36,930	207,830	3,068,862	4,450,037

Conciliation of changes in property, plant and equipment by class as of December 31, 2018, accumulated depreciation	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	-	(379,945)	(219,969)	(7,938)	(17,626)	(10,618)	(6,306)	(112,791)	(23,637)	(28,782)	-	(1,988,233)	(2,795,845)
Disposals	-	38	7,737	8	-	-	-	-	10	-	-	1,722	9,515
Depreciation expense	-	(29,829)	(7,415)	(880)	(2,056)	(271)	(483)	(8,017)	(1,374)	(2,026)	-	(158,900)	(211,251)
Impairment	-	(437)	-	-	-	-	-	-	-	(12)	-	(941)	(1,390)
Increase (decrease) in foreign currency translation difference	-	41	4	1	12	3	-	-	(1)	-	-	61	121
Reclassifications	-	106	(483)	-	(87)	(17)	(28)	-	90	1	-	419	1
Other increases (decreases)	-	115	2,570	33	23	39	4	-	(63)	6	-	908	3,635
Total changes	-	(29,966)	2,413	(838)	(2,108)	(246)	(507)	(8,017)	(1,338)	(2,031)	-	(156,731)	(199,369)
Closing balance	-	(409,911)	(217,556)	(8,776)	(19,734)	(10,864)	(6,813)	(120,808)	(24,975)	(30,813)	-	(2,144,964)	(2,995,214)

121

Notes to the Consolidated Financial Statement December 31, 2019

Conciliation of changes in property, plant and equipment by class as of December 31, 2018, net amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	24,900	230,319	24,862	3,257	1,872	487	1,050	16,237	3,401	7,861	165,054	950,054	1,429,354
Changes
Additions	-	28	833	-	41	15	-	-	489	-	263,290	1,448	266,144
Disposals	-	-	(74)	(43)	-	-	-	-	-	-	(6,582)	56	(6,643)
Depreciation expense	-	(29,829)	(7,415)	(880)	(2,056)	(271)	(483)	(8,017)	(1,374)	(2,026)	-	(158,900)	(211,251)
Impairment	-	(437)	-	-	-	-	-	-	-	(12)	-	(941)	(1,390)
Increase (decrease) in foreign currency translation difference	(64)	(93)	(4)	(2)	(7)	(3)	-	-	(12)	-	-	(92)	(277)
Reclassifications	-	38,852	9,847	529	4,802	251	122	3,281	2,190	76	(184,095)	124,145	-
Other increases (decreases) (1)	-	(32)	126	31	70	34	3	-	286	218	(29,837)	8,128	(20,973)
Decreases for classification as held for sale (2)	(141)	-	-	-	-	-	-	-	-	-	-	-	(141)
Total changes	(205)	8,489	3,313	(365)	2,850	26	(358)	(4,736)	1,579	(1,744)	42,776	(26,156)	25,469
Closing balance	24,695	238,808	28,175	2,892	4,722	513	692	11,501	4,980	6,117	207,830	923,898	1,454,823

(1) The net balance of “Other increases (Decreases)” corresponds to all those items that are reclassified to or from property, plant and equipment, They can have the following origin: (i) work in progress which is expensed to profit or loss, forming part of operating costs or other expenses per function, as appropriate;, (ii) the variation representing the purchase and use of materials and spare parts; (iii) projects corresponding mainly to exploration expenditures and ground studies that are reclassified to the item other non-current financial assets; (iv) assets for retirement obligations and (v) software that is reclassified to Intangibles.

(2) The Company classifies as non-current held for sale property, plant and equipment (disposal group) that, at the closing date of the financial statements, is subject to a commitment for sale or where the sales process has been initiated and where the sale is expected to occur within twelve months of that date, is classified by the Company as non-current assets held for sale.

These assets or disposal groups are valued at the lower of carrying amount or the estimated sales value less the costs to sell and stop being amortized from the moment they are classified as non-current assets held for sale.

122

Notes to the Consolidated Financial Statement December 31, 2019

16.3	Conciliation of changes in right of use assets, by classes

Conciliation of changes in property, plant and equipment by class as of December 31, 2019, net amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	-	-	-	-	-	-	-	-	-	-	-	-	-
Initial recognition of IFRS 16	-	29,289	-	3,893	-	-	-	-	-	-	-	11,933	45,115
Balance with recognition NIIF 16	-	29,289	-	3,893	-	-	-	-	-	-	-	11,933	45,115
Additions	-	-	-	-	-	-	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	-	-	-	-	-	-	-	-
Depreciation expense	-	(3,547)	-	(537)	-	-	-	-	-	-	-	(3,867)	(7,951)
Impairment	-	-	-	-	-	-	-	-	-	-	-	-	-
Increase (decrease) in foreign currency translation difference	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclassifications	-	-	-	-	-	-	-	-	-	-	-	-	-
Other increases (decreases)	-	-	-	-	-	-	-	-	-	-	-	-	-
Decreases for classification as held for sale	-	-	-	-	-	-	-	-	-	-	-	-	-
Total changes	-	(3,547)	-	(537)	-	-	-	-	-	-	-	(3,867)	(7,951)
Closing balance	-	25,742	-	3,356	-	-	-	-	-	-	-	8,066	37,164

The Company’s lease activities included the following aspects:

(a)	The nature of the Company’s lease activities is related to contracts focused primarily on business operations, notably rights-of-use to equipment and real estate.
(b)	The Company does not estimate any significant future cash outflows that would potentially expose the Company, and these are likewise not reflected in the measurement of lease liabilities, related to concepts such as (i) variable lease payments, (ii) expansion options and termination options, (iii) guaranteed residual value and (iv) leases not yet undertaken but committed by the Company.
(c)	These are not subject to restrictions or agreements imposed by contracts.
(d)	There were no sales lease back in the period.

123

Notes to the Consolidated Financial Statement December 31, 2019

16.4	Detail of property, plant and equipment pledged as guarantee

There are no restrictions in title or guarantees for compliance with obligations that affect property, plant and equipment.

16.5	Impairment of assets

As indicated in Note 3.16 to the financial statements, the recoverable amount of property, plant and equipment is measured provided that there is an indication that the asset could be impaired. As of December 31, 2019, adjustments for impairment of assets were generated in the amount of ThUS$ 49. As of December 31, 2018 adjustments for impairment of assets were generated in the amount of ThUS$ 1,390.

16.6	Additional Information

As of December 31, 2019, interests were activated in the constructions underway as presented in Note 28.

124

Notes to the Consolidated Financial Statement December 31, 2019

Note 17  Other current and non-current non-financial assets

As of December 31, 2019, and December 31, 2018, the detail of other current and non-current assets is as follows:

Other non-financial assets, current	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Domestic Value Added Tax	17,807	20,209
Foreign Value Added Tax	8,566	7,211
Prepaid mining licenses	1,244	1,329
Prepaid insurance	7,135	1,763
Other prepayments	1,423	1,774
Refund of Value Added Tax to exporters	10,560	12,545
Other taxes	3,213	2,800
Other assets	604	341
Total	50,552	47,972

Other non-financial assets, non-current	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Stain development expenses and prospecting expenses (1)	18,654	26,189
Guarantee deposits	551	712
Other assets	524	638
Total	19,729	27,539

1)	Conciliation of changes in assets for exploration and mineral resource evaluation, by type.

Movements in assets for the exploration and evaluation of mineral resources as of December 31, 2019, and December 31, 2018:

Conciliation	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Opening balance	26,189	17,721
Change in assets for exploration and evaluation of mineral resources
Additions	-	11,298
Short-term reclassifications	(1,311)	1,987
Increase (decrease) due to transfers and other charges	(6,224)	(4,817)
Total changes	(7,535)	8,468
Closing balance	18,654	26,189

As of the presentation date, no reevaluations of assets for exploration and assessment of mineral resources have been conducted.

Notes to the Consolidated Financial Statement December 31, 2019

Note 18 Employee benefits

18.1	Provisions for employee benefits

Classes of benefits and expenses by employee	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Current
Profit sharing and bonuses	16,387	20,085
Total	16,387	20,085
Non-current
Profit sharing and bonuses	8,026	8,831
Severance indemnity payments	27,814	28,233
Total	35,840	37,064

18.2	Policies on defined benefit plan

This policy is applied to all benefits received for services provided by the Company's employees. Short-term benefits for active employees are represented by salaries, social welfare benefits, paid time off, sickness and other types of leave, profit sharing and incentives and non-monetary benefits; e.g., healthcare service, housing, subsidized or free goods or services. These will be paid in a term which does not exceed twelve months.

The Company only provides compensation and benefits to active employees, with the exemption of SQM North America. (see Note 18.4)

The Company maintains incentive programs for its employees based on their personal performance, the Company’s performance and other short-term and long-term indicators.

For each incentive bonus delivered to the Company’s employees, there will be a disbursement in the first quarter of the following year and this will be calculated based on profit for the period at the end of each period applying a factor obtained subsequent to each employee’s appraisal process.

Employee benefits include retention bonuses for the Company’s executives, which are linked to the Company’s share price and are paid in cash.

Staff severance indemnities are agreed and payable based on the final salary, calculated in accordance with each year of service to the Company, with certain maximum limits in respect of either the number of years or in monetary terms. In general, this benefit is payable when the employee or worker ceases to provide his/her services to the Company and there are a number of different circumstances through which a person can be eligible for it, as indicated in the respective agreements; e.g. retirement, dismissal, voluntary retirement, incapacity or disability, death, etc.

Law No. 19,728 published on May 14, 2001 which became effective on October 1, 2002 required Compulsory Unemployment Insurance in favor of all dependent employees regulated by the Chilean Labor Code, Article 5 of this law established that this insurance is paid through monthly contribution payments by both the employee and the employer.

Notes to the Consolidated Financial Statement December 31, 2019

18.3	Other long-term benefits

The other long-term benefits relate to staff severance indemnities and are recorded at their actuarial value, and an executive compensation plan (see Note 18.6).

The actuarial assessment method has been used to calculate the Company’s obligations with respect to staff severance indemnities, which relate to defined benefit plans consisting of days of remuneration per year served at the time of retirement under conditions agreed in the respective agreements established between the Company and its employees.

Under this benefit plan, the Company retains the obligation to pay staff severance indemnities related to retirement, without establishing a separate fund with specific assets, which is referred to as not funded. The discount interest rate of expected flows to be used was 3.68%.

(a)	Benefit payment conditions

The staff severance indemnity benefit relates to remuneration days for years worked for the Company without a limit being imposed in regard of amount of salary or years of service. It applies when employees cease to work for the Company because they are made redundant or in the event of their death. This benefit is applicable up to a maximum age of 65 for men and 60 for women, which are the usual retirement ages according to the Chilean pensions system as established in Decree Law 3,500 of 1980.

(b)	Methodology

The Company’s benefits obligation under IAS 19, Projected Benefit Obligation (PBO) is determined as follows:

To determine the Company's total liability, we used computer software to develop a mathematical simulation model using the data for each individual employee.

This model considered months as discrete time, i.e., the Company determined the age of each person and his/her salary on a monthly basis according to the growth rate. This information on each person was simulated from the beginning of his/her employment contract or when he/she started earning benefits up to the month in which he/she reaches normal retirement age, generating in each period the possible retirement according to the Company’s turnover rate and the mortality rate according to the age reached. When he/she reaches the retirement age, the employee finishes his/her service for the Company and receives a retirement indemnity.

The methodology followed to determine the accrual for all the employees covered by agreements took account of the turnover rates and the mortality rate RV-2014 established by the CMF to calculate pension-related life insurance reserves in Chile according to the Accumulated Benefit Valuation or Accrued Cost of Benefit Method. This methodology is established in IAS 19 on “Retirement Benefit Costs”.

18.4	Post-employment benefit obligations

Our subsidiary SQM NA, together with its employees established a pension plan until 2002 called the “SQM North America Retirement Income Plan”. This obligation is calculated measuring the expected future forecast staff severance indemnity obligation using a net salary gradual rate of restatements for inflation, mortality and turnover assumptions, discounting the resulting amounts at present value using the interest rate defined by the authorities.

Since 2003, SQM North America offers to its employees benefits related to pension plans based on the 401-K system, which do not generate obligations for the Company.

Notes to the Consolidated Financial Statement December 31, 2019

18.5	Staff severance indemnities

As of December 31, 2019 and December 31, 2018, severance indemnities calculated at the actuarial value are as follows:

Classes of benefits and expenses by employee	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Opening balance	(28,233)	(27,445)
Current cost of service	(2,880)	(1,529)
Interest cost	(1,661)	(1,658)
Actuarial gain/loss	(2,514)	(1,617)
Exchange rate difference	2,475	2,710
Benefits paid during the year	4,999	1,306
Total	(27,814)	(28,233)

(a)	Actuarial assumptions

The liability recorded for staff severance indemnity is valued at the actuarial value method, using the following actuarial assumptions:

Actuarial assumptions	As of December 31, 2019	As of December 31, 2018	Annual/Years
Mortality rate	RV - 2014	RV - 2014
Actual annual interest rate	3.68%	4.64%
Voluntary retirement rate:
Men	6.49%	6.49%	Annual
Women	6.49%	6.49%	Annual
Salary increase	3.00%	3.00%	Annual
Retirement age:
Men	65	65	Years
Women	60	60	Years

(b)	Sensitivity analysis of assumptions

As of December 31, 2019 and December 31, 2018, the Company has conducted a sensitivity analysis of the main assumptions of the actuarial calculation, determining the following:

Sensitivity analysis as of December 31, 2019	Effect + 100 basis points	Effect + 100 basis points
	ThUS$	ThUS$
Discount rate	(1,796)	2,021
Employee turnover rate	(236)	263

Sensitivity analysis as of December 31, 2018	Effect + 100 basis points	Effect + 100 basis points
	ThUS$	ThUS$
Discount rate	(1,807)	2,033
Employee turnover rate	(237)	265

Sensitivity relates to an increase/decrease of 100 basis points.

Notes to the Consolidated Financial Statement December 31, 2019

18.6	Executive compensation plan

The Company currently has a compensation plan with the purpose of motivating the Company’s executives and encouraging them to remain with the Company, by granting payments based on the change in the price of SQM’s shares. There is a partial payment of the share benefit program in the event of termination of the contract for causes other than the resignation and application of Article 160 of the Labor Code.

(a)	Plan characteristics

This compensation plan is related to the Company’s performance through the SQM Series B share price (Santiago Stock Exchange).

(b)	Plan participants

A total of 30 Company executives are entitled to this plan, provided that they continue to work for the Company through to the end of 2020. The payment dates, if applicable, will be during the first quarter of 2021.

(c)	Compensation

The compensation payable to each executive is calculated by multiplying:

a)	The average price of Series B shares on the Santiago Stock Exchange during the fourth quarter of 2020, at its equivalent amount in dollars (with a maximum amount or limit amount of US$ 54 per share), multiplied

b)	By a number equal to the quantity of shares that have been individually assigned to each executive included in the plan.

This compensation plan was approved by the Company’s Board of Directors and its application started on January 1. 2017.

The effect of the plan considers 427,652 shares reflected as a cost of ThUS$ 806 in the results for the period ending December 31, 2019. As of December 31, 2018, the effect of the plan was 476,302 shares, equal to ThUS$ 3,754 recognized as a provision reflected against profit or loss for 2018.

Executed shares during 2019 were 83,609.

Notes to the Consolidated Financial Statement December 31, 2019

Note 19	Provisions and other non-financial liabilities

19.1	Types of provisions

	As of December 31, 2019			As of December 31, 2018
Types of provisions	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Provision for legal complaints (1)	13,472	1,452	14,924	11,862	3,000	14,862
Provision for dismantling, restoration and rehabilitation cost (2)	-	33,238	33,238	-	28,822	28,822
Other provisions (3)	97,093	-	97,093	94,335	-	94,335
Total	110,565	34,690	145,255	106,197	31,822	138,019

(1) These provisions correspond to legal processes that are pending resolution or that have not yet been disbursed. These provisions are mainly related to litigation involving the subsidiaries located in Chile, Brazil and the United States (see note 22.1).

(2) The commitments related to Sernageomin have been incorporated through the issuance of the guarantee for the restoration of the place where the production sites are located.

(3) See Note 19.2

Notes to the Consolidated Financial Statement December 31, 2019

19.2	Description of other provisions

Current provisions, other short-term provisions	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Rent under Lease contract (1)	90,320	84,826
Provision for additional tax related to foreign loans	543	471
End of agreement bonus	3,641	5,129
Directors’ per diem allowance	1,802	2,881
Miscellaneous provisions	787	1,028
Total	97,093	94,335

(1) Payment Obligations for the lease contract with CORFO: These correspond to obligations assumed in the Lease Agreement. Part of these obligations are the quarterly lease payments to Corfo, according to SQM Salar's product sales from leased mining properties. Since 2018, another part are the annual contributions by SQM Salar to research and development, to local communities to the Antofagasta Regional Government and to the municipalities of San Pedro de Atacama, María Elena and Antofagasta.

19.3	Other non financial liabilities, Current

Description of other liabilities	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Tax withholdings	3,345	4,782
VAT payable	3,465	7,345
Guarantees received	2,641	2,641
Accrual for dividend	68,890	109,670
Monthly tax provisional payments	16,659	21,001
Deferred income	3,033	18,574
Withholdings from employees and salaries payable	4,575	6,052
Accrued vacations (1)	21,686	20,070
Other current liabilities	2,605	4,489
Total	126,899	194,624

(1) Vacation benefit (short-term benefits to employees, current) is in line with the provisions established in Chile’s Labor Code, which indicates that employees with more than a year of service will be entitled to annual vacation for a period of at least fifteen paid business days. The Company provides the benefit of two additional vacation days.

Notes to the Consolidated Financial Statement December 31, 2019

19.4	Changes in provisions

Description of items that gave rise to variations as of December 31, 2019	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	14,862	28,822	94,335	138,019
Changes
Additional provisions	4,111	4,416	150,314	158,841
Provision used	(4,049)	-	(147,532)	(151,581)
Increase(decrease) in foreign currency exchange	-	-	(24)	(24)
others	-	-	-	-
Total Increase (decreases)	62	4,416	2,758	7,236
Total	14,924	33,238	97,093	145,255

Description of items that gave rise to variations as of December 31, 2018	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	19,419	26,954	47,073	93,446
Changes
Additional provisions	1,000	1,820	181,244	184,064
Provision used	(5,557)	-	(133,949)	(139,506)
Increase(decrease) in foreign currency exchange	-	-	-	-
others	-	48	(33)	15
Total Increase (decreases)	(4,557)	1,868	47,262	44,573
Total	14,862	28,822	94,335	138,019

Notes to the Consolidated Financial Statement December 31, 2019

Note 20  Disclosures on equity

The detail and movements in the funds of equity accounts are shown in the consolidated statement of changes in equity.

20.1	Capital management

The main object of capital management relative to the administration of the Company’s financial debt and equity is to ensure the regular conduct of operations and business continuity in the long term, with the constant intention of maintaining an adequate level of liquidity and in compliance with the financial safeguards established in the debt contracts in force. Within this framework, decisions are made in order to maximize the value of the company.

Capital management must comply with, among others, the limits contemplated in the Financing Policy approved by the Shareholders’ Meeting, which establish a maximum consolidated indebtedness level of 1.5 times the debt to equity ratio. This limit can be exceeded only if the Company’s management has first obtained express approval at an Extraordinary Shareholders’ Meeting.

In addition, capital management should consider that with respect to Series H and Series O Bonds, if the Indebtedness Level (as this term is defined in the respective issuance contracts) exceeds 1.2 times (provided that this does not exceed 1.44 times), the Company must offer bondholders of these series the voluntary and individual option for early redemption of these bonds at par value. As a consequence of the IFRS 16 becoming effective and being implemented in these financial statements, the Indebtedness ratio for the fourth quarter of 2019 reached a proportion of 1.19.

The Company’s management controls capital management based on the following ratios:

Capital Management	As of December 31, 2019	As of December 31, 2018	Description (1)	Calculation (1)
Net Financial Debt (ThUS$)	719,809	471,755	Financial Debt – Financial Resources	Other current Financial Liabilities + Other Non-Current Financial Liabilities – Cash and Cash Equivalents – Other Current Financial Assets – Hedging Assets, non-current
Liquidity	3.45	4.32	Current Assets divided by Current Liabilities	Total Current Assets / Total Current Liabilities
Net Debt / Capitalization	0.25	0.18	Net Financial Debt divided by Total Equity	Net financial debt / Total Equity
ROE	13.154%	20.7%	Profit for the year divided by Total Equity	LTM(2) Profit for the year / Equity
Adjusted EBITDA (ThUS$)	645,142	855,652	Adjusted EBITDA	Profit for the year + Depreciation and Amortization Expenses + Finance Costs + Income Tax – Other income and Share of profit of associates and joint ventures + Other expenses – Finance income – Currency differences
EBITDA (MUS$)	669,831	902,450	EBITDA	Profit for the year + Depreciation and Amortization Expenses + Finance Costs + Income Tax
ROA	12.76%	20.31%	Adjusted EBITDA – Depreciation divided by Total Assets net of financial resources less related parties’ investments	(LTM Gross Profit – Administrative Expenses)/ (Total Assets – Cash and Cash Equivalents – Other Current Financial Assets – Other Non-Current Financial Assets – Equity-accounted Investments)
Indebtedness	1.19	1.00	Total Liabilities on Equity	Total Liabilities / Total Equity
Indebtedness without IFRS 16	1.18	1.00	Total Liabilities less IFRS 16 liabilities on Equity	Total Liabilities - IFRS 16 liabilities / Total Equity

(1) Assumes the absolute value of the accounting records with the exception of exchange differences.

Notes to the Consolidated Financial Statement December 31, 2019

The Company’s capital requirements change according to variables such as working capital needs, new investment financing and dividends, among others. The SQM Group manages its capital structure and makes adjustments bases on the predominant economic conditions so as to mitigate the risks associated with adverse market conditions and take advantage of the opportunities there may be to improve the liquidity position of the SQM Group.

There have been no changes in the capital management objectives or policy within the years reported in this document. No breaches of external requirements of capital imposed have been recorded.

20.2	Disclosures on preferred share capital

Issued share capital is divided into 142,819,552 Series "A" shares and 120,376,972 Series “B” shares. All such shares are nominative, have no par value and are fully issued, subscribed and paid.

Series B shares may not exceed 50% of the total issued, subscribed and paid-in shares of the Company and have a limited voting right, in that all of them can only elect one director of the Company, regardless of their equity interest and preferences:

(a)	require the calling of an Ordinary or Extraordinary Shareholders' Meeting when so requested by Series B shareholders representing at least 5% of the issued shares thereof; and

(b)	require the calling of an extraordinary meeting of the board of directors, without the president being able to qualify the need for such a request, when so requested by the director who has been elected by the shareholders of said Series B.

The limitation and preferences of Series B shares have a duration of 50 consecutive and continuous years as of June 3, 1993.

The Series A shares have the preference of being able to exclude the director elected by the Series B shareholders in the voting process in which the president of the board of directors and of the Company must be elected and which follows the one in which the tie that allows such exclusion resulted.

The preference of the Series A shares will have a term of 50 consecutive and continuous years as of June 3, 1993. The form of the titles of the shares, their issuance, exchange, disablement, loss, replacement, assignment and other circumstances thereof shall be governed by the provisions of Law No, 18,046 and its regulations.

At December 31, 2019 and December 31, 2018, the Group does not hold shares of the Parent Company either directly or through its investees.

Notes to the Consolidated Financial Statement December 31, 2019

Detail of capital classes in shares:

As of December 31, 2019 and December 31, 2018, the Company has not placed any new shares issues on the market

	As of December 31, 2019		As of December 31, 2018
Type of capital in preferred shares	Series A	Series B	Series A	Series B
Description of type of capital in preferred shares
Number of authorized shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of fully subscribed and paid shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of subscribed, partially paid shares	-	-	-	-
Par value of shares in US$	0.9435	2.8464	0.9435	2.8464
Increase (decrease) in the number of current shares	-	-	-	-
Number of current shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of shares owned by the entity or its subsidiaries or associates	-	-	-	-
Number of shares whose issuance is reserved due to the existence of options or agreements to dispose shares	-	-	-	-
Capital amount in shares ThUS$	134,750	342,636	134,750	342,636
Amount of premium issuance ThUS$	-	-	-	-
Amount of reserves ThUS$	-	-	-	-
Total number of subscribed shares	142,819,552	120,376,972	142,819,552	120,376,972

20.3	Disclosures on reserves in Equity

As of December 31, 2019 and December 31, 2018, this caption comprises the following:

Disclosures on reserves un Equity	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Reserve for currency exchange conversion	(25,745)	(26,307)
Reserve for cash flow hedges	7,196	7,971
Reserve for gains and losses from financial assets measured at fair value through other comprehensive income	(270)	(1,111)
Reserve for actuarial gains or losses in defined benefit plans	(9,490)	(6,884)
Other reserves	14,086	11,332
Total	(14,223)	(14,999)

Reserves for foreign currency translation differences

This balance reflects retained earnings for changes in the exchange rate when converting the financial statements of subsidiaries whose functional currency is that of each company’s origin country and the presentation currency is the US dollar.

Reserve for cash flow hedges

The Company maintains, as hedge instruments, financial derivatives related to obligations with the public issued in UF and Chilean pesos, Changes from the fair value of derivatives designated and classified as hedges are recognized under this classification.

Reserve for gains and losses from financial assets measured at fair value through other comprehensive income

This caption includes investments in shares where the Company has no significant influence and these have accordingly been measured at fair value through equity. In the event that such equity instruments are fully or partially disposed of, the proportional accumulated effect of accumulated fair value will be transferred to profit or loss.

Notes to the Consolidated Financial Statement December 31, 2019

Reserve for actuarial gains or losses in defined benefit plans

For domestic subsidiaries the effects of changes in assumptions are considered, mainly changes in the discount rate.

The subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation of staff severance indemnities using a net salary progressive rate net of adjustments to inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 4% interest rate for 2019.

Notes to the Consolidated Financial Statement December 31, 2019

Movements in other reserves and changes in interest were as follows:

	Foreign currency translation difference	Reserve for cash flow hedges		Reserve for actuarial gains and losses from defined benefit plans		Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income		Other reserves	Total reserves
Movements	Before taxes	Before taxes	Tax	Before taxes	Deferred taxes	Before taxes	Deferred taxes	Before taxes	Reserves	Deferred taxes	Total reserves
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2018	(24,913)	2,248	-	(6,847)	894	4,787	(1,850)	11,332	(13,393)	(956)	(14,349)
Increase	6,542	14,794	-	674	(133)	294	(79)	-	22,304	(212)	22,092
Decrease	(7,936)	(9,071)	-	(2,003)	531	(5,841)	1,578	-	(24,851)	2,109	(22,742)
Closing balance as of December 31, 2018	(26,307)	7,971	-	(8,176)	1,292	(760)	(351)	11,332	(15,940)	941	(14,999)
Increase	1,824	8,628	(2,683)	-	-	1,570	(424)	3,093	15,115	(3,107)	12,008
Decrease	(1,262)	(6,720)	-	(3,306)	700	(418)	113	(339)	(12,045)	813	(11,232)
Closing balance as of December 31, 2019	(25,745)	9,879	(2,683)	(11,482)	1,992	392	(662)	14,086	(12,870)	(1,353)	(14,223)

Notes to the Consolidated Financial Statement December 31, 2019

Other reserves

This caption corresponds to the legal reserves reported in the individual financial statements of the subsidiaries and Associates that are mentioned below and that have been recognized in SQM’s equity through the application of the equity method.

Subsidiary - Associate	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
SQM Iberian S.A. (1)	9,464	9,464
SQM Europe NV	1,957	1,957
Soquimich European holding B.V.	828	828
Abu Dhabi Fertilizer Industries WWL	455	455
Doktor Tarsa Tarim Sanayi AS	305	305
Kore Potash PLC	2,754	-
Total	15,763	13,009
Corresponds to the acquisition of the subsidiary SQM Iberian S.A., which was already under Company ownership at the acquisition date (IAS 27 R).	(1,677)	(1,677)
Total Other reserves	14,086	11,332

(1)	In the case of SQM Iberian S.A., the balance corresponds to the results obtained in the previous financial year which are presented as forming part of other reserves because of local regulations

20.4       Dividend policies

As required by Article 79 of the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued and subscribed shares, we must distribute a cash dividend in an amount equal to at least 30% of our consolidated profit for the year ended as of December 31, unless and except to the extent it has a deficit in retained earnings (losses not absorbed in prior years).

Notes to the Consolidated Financial Statement December 31, 2019

Dividend policy for commercial year 2019

The Company has defined the following dividend policy:

(a)	Distribute and pay, as a final dividend and in favor of the respective shareholders, a percentage of the net income that shall be determined per the following financial parameters:

(I)	100% of the profit for 2019 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 2.5 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 0.8 times.

(II)	80% of the profit for 2019 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 2.0 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 0.9 times.

(III)	60% of the profit for 2019 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 1.5 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 1.0 times.

If none of the foregoing financial parameters are met, the Company shall distribute and pay, as a final dividend, and in favor of the respective shareholders, 50% of the 2019 net income.

(b)	Distribute and pay, if possible and during 2019, three interim dividends that will be charged against the aforementioned final dividend. These interim dividends shall likely be paid during the month following the approval of the March, June, and September 2019 interim financial statements, respectively. Its amounts shall be calculated as follows:

(i)	For the interim dividends that will be charged to the accumulated net income reflected in the March 2019 interim financial statements, the percentage distributed shall be determined per the financial parameters expressed in letter a) above.

(ii)	For the interim dividends that will be charged to the accumulated net income reflected in the June 2019 interim financial statements, the percentage distributed shall be determined per the financial parameters expressed in letter a) above, discounting the total amount of interim dividends previously distributed during 2019.

(iii)	For the interim dividends that will be charged to the accumulated net income reflected in the September 2019 interim financial statements, the percentage distributed shall be determined per the financial parameters expressed in letter a) above, discounting the total amount of interim dividends previously distributed during 2019.

(c)	The amount of the interim dividends mentioned above may vary, pursuant to the information available to the Board of Directors on the date on which it agrees to the distribution of said dividends given that the dividend will not materially or negatively affect SQM’s capacity to impact its investments, fulfill its liabilities, or in general, comply with the investment and finance policy approved at the ordinary shareholders’ meeting.

(d)	At the ordinary shareholders meeting that will be held in 2020, the Board of Directors shall propose a final dividend pursuant to the financial parameters expressed in letter a) above, discounting the total amount of the interim dividends previously distributed during 2019.

Notes to the Consolidated Financial Statement December 31, 2019

(e)	If there is an excess of net income in 2019, this may be retained and assigned or allocated for financing its own operations, to one or more investment projects of the Company, notwithstanding a future distribution of special dividends charged to the accumulated net income previously approved at the shareholders’ meeting, or the possible and future capitalization of all or part of the latter.

(f)	he payment of additional dividends is not considered.

The dividend policy described above corresponds to the intention of the Board of Directors, and the compliance of it shall depend on the net income that the Company ultimately obtains, as well as the results of periodic projections that could impact the Company, or to the existence of determined conditions that may affect it, as applicable. If the dividend policy exposed by the Board of Directors suffers a substantial change, the Company must communicate it as an essential fact.

20.5    Interim and provisional dividends

The ordinary shareholders’ meeting held on April 25, 2019, agreed to distribute and pay 100% of the distributable net profit obtained by the Company during the 2018 fiscal year, as dividend. Consequently, in May 2019, the Company paid a definitive dividend of US$ 1.67111 per share as distributable net profit obtained during the 2018 fiscal year. An amount of US$ 1.25837 per share was subtracted from this amount, as it had already been paid as interim dividend in 2018.

On May 22, 2019, the Board agreed to pay an interim dividend equivalent to US$ 0.30598 per share, charged to the Company's net income for 2019. This amount was paid in Chilean pesos at the official exchange rate to the Dollar published in the Official Gazette on May 29, 2019.

On August 21, 2019, the Board paid a provisional dividend equivalent to US$ 0.26669 per share with a charge to Company earnings for 2019. Such amount was paid in its equivalent in Chilean pesos, according to the observed U.S. dollar exchange rate published in the Official Gazette on August 30, 2019.

On November 20, 2019, the Board of Directors agreed to pay an interim dividend equivalent to US $ 0.22987 per share, to be charged to the Company's 2019 earnings. This amount was paid in its Pesos equivalent according to the value of the Observed Dollar published in the Official Gazette of November 29, 2019.

Notes to the Consolidated Financial Statement December 31, 2019

20.6       Potential and provisional dividends

Dividends discounted from equity from December 2019 and January to December 2018 were the following:

Dividends	Fort the year ended 31, 2019	Fort the year ended 31, 2018
	ThUS$	ThUS$
Ajay SQM Chile S.A. Dividends	882	823
Soquimich Comercial S.A. Potential Dividend	3,936	7,872
Soquimich Comercial S.A. Payable Dividend	1,999	1,038
Non-controlling interests	6,817	9,733
Interim dividend	211,224	331,199
Potential dividend	-	100,000
Dividends payable	66,891	108,631
Owners of the Parent	278,115	539,83
Dividends discounted from equity for the period	284,932	549,563

Notes to the Consolidated Financial Statement December 31, 2019

Note 21  Earnings per share

Basic earnings per share are calculated by dividing net income attributable to the Company’s shareholders by the weighted average of the number of shares in circulation during that period.

As expressed, earnings per share are detailed as follows:

Basic earnings per share	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Earnings (losses) attributable to owners of the parent	278,115	439,830

Basic earnings per share	As of December 31, 2019	As of December 31, 2018
	Units	Units
Number of common shares in circulation	263,196,524	263,196,524
Basic earnings per share (US$ per share)	1.0567	1.6711

The Company has not made any operations with a potential dilutive effect that assumes diluted earnings per share are different from the basic earnings per share.

Notes to the Consolidated Financial Statement December 31, 2019

Note 22    Contingencies and restrictions

In accordance with note 19.1, the Company has only registered a provision for those lawsuits in which there is a probability that the judgments will be unfavorable to the Company, The Company is party to the following lawsuits and other relevant legal actions:

22.1	Lawsuits and other relevant events

(a)	Plaintiff	:	City of Pomona California, USA
	Defendants	:	SQM North America Corporation
	Date	:	December 2010
	Court	:	United States District Court Central District of California
	Reason	:	Payment of expenses and other amounts related to the treatment of groundwater to allow for its consumption by removing the existing perchlorate in such groundwater that allegedly comes from Chilean fertilizers.
	Status	:	On May 17, 2018, district judge Gary Klausner sentenced in favor of SQM NA following the verdict of the jury, On February 6, 2020, the court of appeals of the 9th circuit of United States ordered a retrial before the District Court.
	Nominal value	:	~ ThUS$ 32,000

(b)	Plaintiff	:	City of Lindsay, California, USA
	Defendants	:	SQM NA and the Company (still not noticed)
	Date	:	December 2010
	Court	:	United States District Court Eastern District of California.
	Reason	:	Payment of expenses and other amounts related to the treatment of groundwater to allow for its consumption by removing the existing perchlorate in such groundwater that allegedly comes from Chilean fertilizers.
	Status	:	Filing of the case, processing suspended.
	Nominal value	:	Not possible to determine.

(c)	Plaintiff	:	H&V Van Mele N.V.
	Defendants	:	NV Euroports, SQM Europe N.V. y and its insurance companies
	Date	:	July 2013
	Court	:	Commercial Court
	Reason	:	Alleged indirect responsibility for the absence of adequate specifications for the SOP–WS by the Belgian distributor
	Status	:	Sentencing against NV Euroports and subsidy SQM Europe N.V., for EUR 206,675.91, Appeal presented in November 2017
	Nominal value	:	~ ThUS$ 430

Notes to the Consolidated Financial Statement December 31, 2019

(d)	Plaintiff	:	Carlos Aravena Carrizo et al.
	Defendants	:	SQM Nitratos S.A. and its insurers
	Date	:	May 2014
	Court	:	18th Civil Court Santiago
	Reason	:	Lawsuit seeking compensation for damages for alleged civil liability under tort as a result of an explosion that occurred during 2010 near Baquedano, causing the death of 6 employees
	Status	:	On May 7, 2019 2019 The 18th Civil Court of Santiago rejected the lawsuit. The case is before the Santiago Court of Appeals, which will hear the plaintiffs' appeal
	Nominal value	:	~ ThUS$ 1,235
(e)	Plaintiff	:	SQM Salar S.A. and the Company
	Defendants	:	Seguros Generales Suramericana S.A. (formerly - RSA Seguros Chile S.A.)
	Date	:	Agoust 29, 2016.
	Court	:	Arbitration award in accordance with the arbitration rules established by the CAM
	Reason	:	Complaint for forced compliance and collection of indemnification for insurance claim of February 7 and 8, 2013
	Status	:	Evidence stage
	Nominal value	:	~ ThUS$ 20,658

(f)	Plaintiff	:	Tyne and Wear Pension Fund represented by the Council of the Borough of South Tyneside acting as Lead Plaintiff
	Defendants	:	The Company
	Date	:	January 2016
	Court	:	United States District Court – Southern District of New York
	Reason	:	Alleged damage to ADS holders of the Company resulting from alleged non compliance with the securities regulations in the United States by the Company
	Status	:	Initial stage of disclosure of background information
	Nominal value	:	Not determined

Notes to the Consolidated Financial Statement December 31, 2019

(g)	Plaintiff	:	Ernesto Saldaña González et al
	Defendants	:	SQM Salar S.A., SQM Industrial S.A. and their insurance companies
	Date	:	May 2016
	Court	:	13th Civil Court of Santiago
	Reason	:	Lawsuit seeking compensation for damages for alleged civil liability under tort law arising from the accident that occurred in July 2014 in the María Elena location
	Status	:	On March 6, 2019, the ruling in first instance was passed, dismissing the claim. The case is currently before the Santiago Court of Appeals, which will hear the plaintiffs' appeal.
	Nominal value	:	~ ThUS$ 515

(h)	Plaintiff	:	Transportes Buen Destino S.A.
	Defendants	:	SQM Salar.
	Date	:	January 24, 2018
	Court	:	Arbitration award in accordance with the arbitration rules established by the CAM
	Reason	:	Discrepancies generated in the implementation of the following contracts entered into between TBD and SQM Salar: (i) lithium brine transportation; and (ii) salt transportation
	Status	:	Pending evidentiary stage.
	Nominal value	:	~ ThUS$ 3,019

(i)	Plaintiff	:	Atacameña de Peine Indigenous Community, Atacameña de Camar Indigenous Community and the Consejo de Pueblos Atacameños.
	Defendants	:	SMA. SQM Salar has intervened as an independent third party.
	Date	:	January 30, 2019
	Court	:	1st Environmental Court
	Reason	:	Declare the SMA's decision illegal, which approved the PdC submitted by SQM Salar.
	Status	:	On December 26, 2019, the First Environmental Court of Antofagasta partially accepted the claim presented by the indigenous communities, rendering null and void the SMA resolution that approved the PdC and suspended the sanctions process against SQM Salar. On January 16, 2020, motions for cassation on grounds of form and substance, filed by the Company, were declared admissible and these will be addressed and resolved by the Supreme Court.
	Nominal value	:	Not determined

(j)	Plaintiff	:	Quillagua Aymara Indigenous Community and Quechua de Huatacondo Indigenous Community
	Defendants	:	SMA
	Date	:	March 22, 2019
	Court	:	First Environmental Court of Santiago
	Reason	:	Declare the SMA's decision illegal, which approved the PdC submitted by the Company
	Status	:	Pending the case hearing
	Nominal value	:	Not determined

Notes to the Consolidated Financial Statement December 31, 2019

(k)	Plaintiff	:	Congresspersons Claudia Nathalie Mix Jiménez, Gael Fernanda Yeomans Araya, Camila Ruslay Rojas Valderrama et al.
	Defendants	:	CORFO, the entity has intervened as an independent third party
	Date	:	September 6,2018
	Court	:	Special Magistrate, Mr. Alejandro Madrid Crohare
	Reason	:	To render null and void the contract for the Salar de Atacama Project signed between CORFO and SQM Salar.
	Status	:	Discussion stage
	Nominal value	:	Not determined

(l)	Plaintiff	:	Danilo Andrés Araya Rojas et al.
	Defendants	:	FPC Ingeniería y Construcción SpA, SQM S.A. and its insurers
	Date	:	May, 2019
	Court	:	19° Civil Court of Santiago
	Reason	:	Claim seeking compensation for damages, for extracontractual liability resulting from the traffic accident occurring on March 5, 2018 on Route 5, kilometer 1713, near Pozo Almonte, involving an overturned pick-up truck owned by FPC resulting in the death of its two occupants, both employees of FPC, one of which was father of the four claimants. At the time the accident occurred, the employees were heading towards their homes on the SQM site in Nueva Victoria (traffic accident). The four children of one of the deceased employees are the claimants in this case, compensation for moral damages
	Status	:	Discussion stage
	Nominal value	:	~ ThUS$ 1,194.

(m)	Plaintiff	:	Servicios Logísticos Integrales Inversol SpA
	Defendants	:	SQM Salar
	Date	:	June 24, 2019.
	Court	:	Arbitration in accordance with the rules established by CAM
	Reason	:	Controversies originating in the implementation of the salt transportation contract
	Status	:	Discussion stage
	Nominal value	:	~ ThUS$ 7,029

(n)	Plaintiff	:	Fennix Industrial SpA
	Defendants	:	SQM Salar
	Date	:	April 17, 2019.
	Court	:	First Civil Court of Concepción.
	Reason	:	Disputes arising from the execution of civil works and electromechanical assembly contracts.
	Status	:	Pending ruling on motion to dismiss based on lack of jurisdiction.
	Nominal value	:	~ ThUS$ 770

Notes to the Consolidated Financial Statement December 31, 2019

(o)	Plaintiff	Fennix Industrial SpA
	Defendants	SQM Salar and other
	Date	May 8, 2019.
	Court	Criminal Court of San Pedro de la Paz
	Reason	Alleged misappropriation of funds - controversies originating from contract execution for civil works and electromechanical assembly
	Status	Research stage.
	Nominal value	~ThUS$ 436

(p)	Plaintiff	Arrigoni Ingeniería y construcción S.A.
	Defendants	SQM Salar
	Date	November 21, 2019
	Court	Arbitration award in accordance with the arbitration rules established by the CAM
	Reason	Request to declare the end of Works Contract No. SC 9500002949, named “Expansion of Lithium Carbonate Plant Phase II” dated April 2, 2018
	Status	Discussion stage
	Nominal value	ThUS$ 13,054

The Company and its subsidiaries have been involved and will probably continue to be involved either as plaintiffs or defendants in certain judicial proceedings that have been and will be heard by the arbitration or ordinary courts of justice that will make the final decision. Those proceedings that are regulated by the appropriate legal regulations are intended to exercise or oppose certain actions or exceptions related to certain mining claims either granted or to be granted and that do not or will not affect in an essential manner the development of the Company and its subsidiaries.

Soquimich Comercial S.A. has been involved and will probably continue being involved either as plaintiff or defendant in certain judicial proceedings through which it intends to collect and receive the amounts owed, the total nominal value of which is approximately US$ 1.2 million.

The Company and its subsidiaries have made efforts and continues making efforts to obtain payment of certain amounts that are still owed to the Company due to its activities. Such amounts will continue to be required using judicial or non-judicial means by the plaintiffs, and the actions and exercise related to these are currently in full force and effect.

The Company and its subsidiaries have received no legal notice on lawsuits other than those indicated above, which exceed US$ 0.2 million.

Notes to the Consolidated Financial Statement December 31, 2019

22.2       Restrictions to management or financial limits

Contracts that subscribed the issuance of bonuses in the local and international market require the Company to comply with the following level of consolidated financial indicators, calculated for the last 12 month period:

Maintain a borrowing ratio less than 1.44 for the Series H bond and Series O bond.

Furthermore, both bonds establish that if the borrowing ratio (as this term is defined in the respective issuance contracts) exceeds 1.2, (provided that this does not exceed than 1.44 times), the bondholders can voluntarily and individually choose to redeem these bonds early at par value. The Indebtedness ratio for the fourth quarter of 2019 reached a proportion of 1.19.

As of December 31, 2019, the above-mentioned financial indicator has the following values:

Indicator	As of December 31, 2019	As of December 31, 2018
Leverage	1.19	1.00

Bond issue agreements issued abroad require the Company to neither merge nor dispose of the whole or a substantial part of its assets, unless all the following conditions are met: (i) the legal successor company is an entity subject to either Chilean or United States law, and assumes SQM S.A.’s obligations under a complimentary contract, (ii) the Issuer does not fail to comply immediately after the merger or disposal, and (iii) the Issuer delivers a legal opinion stating that the merger or disposal and the complimentary contract meet the requirements described in the original contract.

In addition, SQM S.A. is committed to disclosing financial information on quarterly basis.

The Company and its subsidiaries have complied and are fully complying with all the aforementioned limitations, restrictions and obligations.

22.3       Environmental contingencies

On June 6, 2016, the “SMA” filed charges against the Company with respect to the Pampa Hermosa project for possible noncompliance with RCA 890/2010.

This relates to charges related to certain variables of the follow-up plan and the implementation of a mitigation measure included in the respective environmental impact assessment. The Company has presented for the approval of SMA a compliance program detailing the actions and commitments it will carry out to address the SMA's objections.

On June 29, 2017, the SMA rejected the compliance program presented by the Company, On July 10, 2017, the Company presented its rebuttals to the charges made by the SMA, On August 21, 2018, the Second Environmental Court accepted the Company’s claim, ordering the SMA to take the procedure back to the stage prior to their resolution rejecting the compliance program presented by the Company.

The SMA approved SQM’s proposed compliance program in its resolution dated January 26, 2019, and this program is currently being executed. On March 22, 2019, the indigenous communities of Quillagua and Huatacondo filed a complaint against the resolution that approved the compliance program before the First Environmental Court of Antofagasta (R-21-2019). This process was suspended on May 16, 2019.

The SMA issued a resolution dated November 28, 2016, rectified by a resolution dated December 23, 2016, which filed charges against SQM Salar for brine extraction in excess of authorized amounts, progressive impairment of the vitality of carob trees, providing incomplete information, amending variables, and other charges.

SQM Salar S.A. presented a compliance program that was accepted by the SMA. On December 26, 2019, the Environmental Court of Antofagasta rendered null and void the SMA ruling that approved the program and the SMA and SQM Salar presented motions for cassation against this verdict. These were accepted for processing and submitted to the Supreme Court and are currently pending final ruling. Although the ruling approving the compliance program has been rendered null and void, SQM Salar continues to comply with the measures it agreed to under this program. Once the Supreme Court resolves these issues, approval of the compliance program may be confirmed, a new program may be presented that considers other measures in agreement with the SMA or the sanctions process may be reinstated. This latter event may consider the application of fines up to US$9 million, temporary or permanent closure of facilities and in extreme circumstances, revocation of the respective environmental permit.

Notes to the Consolidated Financial Statement December 31, 2019

22.4       Tax Contingencies

On August 26, 2016, SQM Salar filed a tax claim before the Third Tax and Customs Court of the Metropolitan Region against settlements 169, 170, 171 and 172, which extend the application of specific mining tax to lithium exploitation. The disputed amount is approximately US$17.8 million. On November 28, 2018, the Third Tax and Customs Court rejected the claim, and the case was transferred to the Santiago Court of Appeals, following an appeal filed by SQM Salar.

On March 24, 2017, SQM Salar filed with the Third Tax and Customs Court of the Metropolitan Region a tax claim against tax assessment No. 207 of 2016 and ruling No. 156 of 2016, both issued by the Chilean IRS, which seek to expand application of the specific tax on mining activities to include lithium exploitation for tax years 2015 and 2016. The amount involved is approximately US$14.4 million. On November 28, 2018, the Third Tax and Customs Court accepted SQM Salar’s claim for US$ 7.0 million corresponding to the overcharge made by the SII and rejected the remainder of the claim. The case is in the Santiago Court of Appeals, based on the appeal filed by SQM Salar.

These amounts are classified as taxes for current assets, non-current, as of December 31, 2018 and the same as of December 31, 2019.

The amount in dispute is US$ 32.2 million, and approximately US$ 25.2 million of this sum is the potential specific mining tax associated with lithium, whereas US$7.0 million is an excess charge by the SII regarding this latter value, the internal revenue service (SII) has acknowledged the excessive charge of US$5.8 million, and a request has been made on October 17, 2019 for it to be returned, The difference of US$ 1.2 million for the lower first category tax rate plus interests and fines will be reinstated at the end of the trial.

The SII has not settled differences with respect to specific mining taxes for 2016, 2017, 2018 and 2019. the current business year. As of the date of these financial statements, the Company has not made provisions for these potential differences.

If the Chilean IRS uses criteria similar to that used in previous years, it may issue an assessment in the future for the 2016, 2017, 2018 y 2019financial years. It is reasonable to expect that should these assessments for the period 2016 through the fourth quarter of 2019 be issued, the value would be approximately US$ 69 million (without considering potential interest and fines).

The company continues to undertake all legal efforts to actively and decidedly defend its interests.

22.5	Contingencies regarding the Changes to the Contracts with Corfo:

On September 6, 2018, representatives Claudia Nathalie Mix Jiménez, Gael Fernanda Yeomans Araya and Camila Ruslay Rojas Valderrama and the Poder Ciudadano political party filed an annulment suit against Corfo, which requested that the Contract for the Salar de Atacama Project between Corfo and the Companies be annulled. The Companies have taken part of the process as interested third parties.

In the event that the annulment claim is approved for the Salar de Atacama Project Contract, SQM Salar may be prevented from exploit the mining claims in the Salar de Atacama that it has leased from Corfo.

Notes to the Consolidated Financial Statement December 31, 2019

22.6	Contingencies related to the Class Action lawsuit

Since October 2015, a consolidated class action lawsuit has been pending against the Company before the District Court for the Southern District of New York of the United States. The consolidated lawsuit alleges that certain statements made by the Company between June 30, 2010, and June 18, 2015, mainly in documents filed with the SEC and in Company press releases, were materially false and this constitutes a violation of Section 10 (b) of the Securities Exchange Act and of the correlative Standard 10b-5. Specifically, the consolidated lawsuit challenges certain statements issued by the Company associated with its compliance with or implementation of the laws and regulations that regulate it, the effectiveness of its internal controls, the adoption of a code of ethics consistent with SEC requirements, of its income or revenue and taxes paid, and of the applicable accounting standards. The primary plaintiff seeks compensation for the class in a yet undetermined amount for economic losses occurring as a result of the questioned statements. On January 10, 2018, the primary plaintiff filed a motion to certify a class composed of all people or entities who purchased ADSs in the Company between June 30, 2010, and March 18, 2015, and this motion is still pending with the court.

Although the Company expects to actively and decisively defend its position, the outcome of this litigation cannot be predicted.

22.7	Restricted or pledged cash

The subsidiary Isapre Norte Grande Ltda., in compliance with the provisions established by the Chilean Superintendence of Healthcare, which regulates the running of pension-related health institutions, maintains a guarantee in financial instruments delivered in deposits, custody and administration to Banco de Chile.

This guarantee, according to the regulations issued by the Chilean Superintendence of Healthcare is equivalent to the total amount owed to its members and medical providers, Banco de Chile reports the present value of the guarantee to the Chilean Superintendence of Healthcare and Isapre Norte Grande Ltda on a daily basis. As of December 31, 2019, the guarantee amounts to ThUS$ 551.

22.8	Securities obtained from third parties

The main security received (exceeding ThUS$ 100) from third parties to guarantee Soquimich Comercial S.A. their compliance with obligations in contracts of commercial mandates for the distribution and sale of fertilizers amounted to ThUS$ 9,611 and ThUS$ 9,423 on December 31, 2019 and December 31, 2018 respectively; which is detailed as follows:

Grantor	Relationship	As of December 31, 2019	As of December 31, 2019
		ThUS$	ThUS$
Ferosor Agrícola S.A.	Unrelated Third party	5,372	3,598
Tattersall Agroinsumos S.A.	Unrelated Third party	2,000	2,000
Contador Frutos S.A.	Unrelated Third party	-	1,587
Covepa SPA	Unrelated Third party	671	720
Johannes Epple Davanzo	Unrelated Third party	300	321
Hortofrutícola La Serena	Unrelated Third party	282	294
Com. Serv Johannes Epple Davanz	Unrelated Third party	269	-
Juan Luis Gaete Chesta	Unrelated Third party	182	195
Arena Fertilizantes y Semillas	Unrelated Third party	201	216
Vicente Oyarce Castro	Unrelated Third party	213	222
Soc. Agrocom. Julio Polanco	Unrelated Third party	-	144
Bernardo Guzmán Schmidt	Unrelated Third party	121	126
Total		9,611	9,423

Notes to the Consolidated Financial Statement December 31, 2019

22.9	Indirect guarantees

Guarantees without pending balance indirectly reflect that the respective guarantees are in force and approved by the Company’s Board of Directors and have not been used by the respective subsidiary.

Outstanding balances as of the closing date of the financial statements
	Debtor			As of December 31,	As of December 31,
Creditor of the guarantee	Name	Relationship	Type of guarantee	2019	2018
				ThUS$	ThUS$
Australian and New Zealand Bank	SQM North America Corp	Subsidiary	Guarantee	-	-
Australian and New Zealand Bank	SQM Europe N.V.	Subsidiary	Guarantee	-	-
Generale Bank	SQM North America Corp	Subsidiary	Guarantee	-	-
Generale Bank	SQM Europe N.V.	Subsidiary	Guarantee	-	-
Kredietbank	SQM North America Corp	Subsidiary	Guarantee	-	-
Kredietbank	SQM Europe N.V.	Subsidiary	Guarantee	-	-
Bancos e Instituciones Financieras	SQM Investment Corp. N.V.	Subsidiary	Guarantee	-	-
Bancos e Instituciones Financieras	SQM Europe N.V.	Subsidiary	Guarantee	-	-
Bancos e Instituciones Financieras	SQM North America Corp	Subsidiary	Guarantee	-	-
Bancos e Instituciones Financieras	Nitratos Naturais do Chile Ltda.	Subsidiary	Guarantee	-	-
Bancos e Instituciones Financieras	SQM México S.A. de C.V.	Subsidiary	Guarantee	-	-
Bancos e Instituciones Financieras	SQM Brasil Ltda.	Subsidiary	Guarantee	-	-
“BNP’’	SQM Investment Corp. N.V.	Subsidiary	Guarantee	-	-
Sociedad Nacional de Minería A.G.	SQM Potasio S.A.	Subsidiary	Guarantee	-	-
Scotiabank & Trust (Cayman) Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Guarantee	-	-
Scotiabank & Trust (Cayman) Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Guarantee	-	-
Bank of America	Royal Seed Trading A.V.V.	Subsidiary	Guarantee	-	-
Export Development Canada	Royal Seed Trading A.V.V.	Subsidiary	Guarantee	-	-
The Bank of Tokyo-Mitsubishi UFJ Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Guarantee	-	-
JP Morgan Chase Bank	SQM Industrial S.A.	Subsidiary	Guarantee	-	-
The Bank of Nova Scotia	SQM Investment Corp. N.V.	Subsidiary	Guarantee	-	-
Morgan Stanley Capital Services	SQM Investment Corp. N.V.	Subsidiary	Guarantee	-	-
The Bank of Tokyo-Mitsubishi UFJ Ltd	SQM Investment Corp. N.V.	Subsidiary	Guarantee	-	-
HSBC	SQM Investment Corp. N.V.	Subsidiary	Guarantee	-	-
Deutsche Bank AG	SQM Investment Corp. N.V.	Subsidiary	Guarantee	-	-
Credit Suisse International	SQM Investment Corp. N.V.	Subsidiary	Guarantee	-	-

Notes to the Consolidated Financial Statement December 31, 2019

Note 23  Lawsuits and complaints

Investigation by the Department of Justice and the Securities Exchange Commission and Agreements

On January 13, 2017, the Company signed agreements with the DOJ and the SEC relating to their investigations into Company payments to suppliers and organizations that may have had links with politically exposed persons during the period from 2008 to 2015. As a result, the Company conducted its own internal investigation through an ad-hoc Board committee. The Company’s securities are traded in the USA, so the Company is subject to US law. The Company has voluntarily submitted the results of its internal investigation and supporting documents to the DOJ, the SEC and the relevant Chilean authorities.

In accordance with the terms of the Deferred Prosecution Agreement with the DOJ, denominated DPA the Company has accepted that the DOJ formulates (i) a charge for infractions for the lack of implementation of effective internal accounting systems and internal accounting controls and (ii) a charge for infractions for failure to adequately maintain books, records and accounting sections in relation to the events investigated, Under the DPA, the DOJ has agreed not to pursue such charges against the Company for a period of 3 years and release the Company from liability after such period, inasmuch as within that period the Company complies with the terms of the DPA, These include payment of a fine of US$15,487,500 and acceptance of an external monitor for a period of 24 months that will assess the Company’s compliance program, and continue to report on the Company independently for an additional year.

In relation to the agreement with the SEC, the Company has agreed to (i) pay a fine of 15 million dollars and (ii) maintain the Monitor for the aforementioned period.

The SEC has issued a Cease and Desist Order that does not identify other breaches of United States regulations.

The aforementioned amounts of approximately US$ 30.5 million, were reflected in the Company’s profit and loss during the fourth quarter of 2016 in the “Other Expenses by function” line.

Notes to the Consolidated Financial Statement December 31, 2019

Note 24  Environment

24.1	Disclosures of disbursements related to the environment

The Company is continuously concerned with protecting the environment both in its production processes and with respect to products manufactured. This commitment is supported by the principles indicated in the Company’s Sustainable Development Policy. The Company is currently operating under an Environmental Management System (EMS) that has allowed it to strengthen its environmental performance through the effective application of the Company’s Sustainable Development Policy.

Operations that use caliche as a raw material are carried out in desert areas with climatic conditions that are favorable for drying solids and evaporating liquids using solar energy. Operations involving the open-pit extraction of minerals.

Many of the Company’s products are shipped in bulk at the Port of Tocopilla. In 2007, the city of Tocopilla was declared a zone saturated with MP10 Particles mainly due to the emissions from the electric power plants that operate in that city. In October 2010, the Decontamination Plan for Tocopilla was put in place. Accordingly, the Company has committed to taking several measures to mitigate the effects derived from bulk product movements in the port. These measures have been timely implemented since 2007.

The Company carries out environmental follow-up and monitoring plans based on specialized scientific studies. Follow-up on relevant variables defined for each project enables the Company to verify the status, for example, of vegetation, flora, fauna and aquatic life in the ecosystems to protect. Follow-up plans are supported by a broad control network that includes monitoring points such as meteorological stations and wells, satellite images, plots for recording the status of vegetation and fauna, etc. The activities comprised in these plans are reported regularly to authorities based on the Company’s commitments made through resolutions that approve different SQM projects.

The Company maintains environmental monitoring across the systems where it operates, which is supported by numerous studies that integrate diverse scientific efforts from prestigious research centers on a national and international level, such as the Spanish National Research Council (CSIC) and the Universidad Católica del Norte.

Furthermore, within the framework of the environmental studies which the Company is conducting, the Company performs significant activities in relation to the recording of Pre-Columbian and historical cultural heritage, as well as the protection of heritage sites, in accordance with current Chilean laws. These activities have been especially performed in the areas surrounding Maria Elena and the Nueva Victoria plant. This effort is being accompanied by cultural initiatives within the community and the organization of exhibits in local and regional museums.

As emphasized in its Sustainable Development Policy, the Company strives to maintain positive relationships with the communities surrounding the locations in which it carries out its operations, as well as to participate in communities’ development by supporting joint projects and activities which help to improve the quality of life for residents. For this purpose, the Company has focused its efforts on activities involving the rescue of historical heritage, education and culture, as well as development. In order to do so, it acts both individually and in conjunction with private and public entities.

24.2	Detailed information on disbursements related to the environment

The cumulative disbursements which the Company had incurred as of December 31, 2019 for the concept of investments in production processes, verification and control of compliance with ordinances and laws related to industrial processes and facilities amounted to ThUS$ 16,983 and are detailed as follows

Notes to the Consolidated Financial Statement December 31, 2019

Accumulated expenses as of December 31, 2019

Parent Company or Subsidiary	Project Name	Reason for Disbursement	Asset / Expense	Disbursement	Exact or Estimated Date of Disbursement
				ThUS$
Miscellaneous	Environment - Operating Area	Not classified	Expense	8,054	12-31-2019
SQM S.A.	01-I013800 - Increase height of Absorber Tower	Sustainability: Environment and Risk Prevention	Assets	15	12-31-2019
SQM S.A.	01-I017200 - CEDAM at Puquíos (ponds) at Llamara	Sustainability: Environment and Risk Prevention	Expense	3	12-31-2019
SQM S.A.	01-I017400 - Value Added Paints and Deposits	Sustainability: Environment and Risk Prevention	Expense	2	12-31-2019
SQM S.A.	01-I017600 - Regularization of Substances Decree	Environmental processing	Expense	63	12-31-2019
SQM S.A.	01-I018700 - Penalization Process for Salar de Llamara	Environmental processing	Assets	522	12-31-2019
SQM S.A.	01-I019400 - EIA Ampliación de TEA e Impulsión agua de mar	Environmental processing	Assets	898	12-31-2019
SQM S.A.	01-I028200 - EIA Llamara	Environmental processing	Expense	253	12-31-2019
SQM S.A.	01-I028300 - Implementation of PDC 2019	Sustainability: Environment and Risk Prevention	Expense	1,057	12-31-2019
SQM S.A.	01-I030700 - Sector Permits EIA Tente en el Aire Project	Environmental processing	Expense	131	12-31-2019
SQM Industrial S.A.	04-I017700 - Basic Engineering and EIA for TEA industrial area and seawater impulsion N.V.	Sustainability: Environment and Risk Prevention	Assets	318	12-31-2019
SQM Industrial S.A.	04-I025000 - Re-perforación Pozo 2PL-2 y Ma	Sustainability: Environment and Risk Prevention	Expense	7	12-31-2019
SQM Industrial S.A.	04-J007000 - Environmental impact statement	Environmental processing	Expense	7	12-31-2019
SQM Industrial S.A.	04-J010700 - Recovery Water Intake from Rivers	Sustainability: Environment and Risk Prevention	Assets	119	12-31-2019
SQM Industrial S.A.	04-J012200 - Environmental Impact Statement and Regularization of CS Ponds	Environmental processing	Assets	19	12-31-2019
SQM Industrial S.A.	04-J013500 - Handling of Equipment associated with PCBs	Sustainability: Environment and Risk Prevention	Expense	251	12-31-2019
SQM Industrial S.A.	04-J015200 - Implement Economizers	Sustainability: Environment and Risk Prevention	Assets	195	12-31-2019
SQM Industrial S.A.	04-J015700 - Update closure plans	Sustainability: Environment and Risk Prevention	Expense	52	12-31-2019
SQM Industrial S.A.	04-J017200 - Guarantee availability S	Sustainability: Environment and Risk Prevention	Assets	253	12-31-2019
SQM Industrial S.A.	04-J019900 - Provisional Access to Cerro Domina	Sustainability: Environment and Risk Prevention	Expense	141	12-31-2019
SQM Industrial S.A.	04-M002000 - Recovery of Potable Water at María Elena	Sustainability: Environment and Risk Prevention	Assets	225	12-31-2019
SQM Salar S.A.	19-C005700 - Solar Electric Recharge Point Project-	Sustainability: Environment and Risk Prevention	Assets	53	12-31-2019
SQM Salar S.A.	19-L012100 - Upgrade to weather stations	Sustainability: Environment and Risk Prevention	Assets	17	12-31-2019
SQM Salar S.A.	19-L018000 - Upgrade TT illumination	Sustainability: Environment and Risk Prevention	Assets	40	12-31-2019
SQM Salar S.A.	19-L018700 - 5th Update of environmental modeling	Environmental processing	Expense	10	12-31-2019
SQM Salar S.A.	19-L018800 - UPC Consulting for NW and others	Sustainability: Environment and Risk Prevention	Expense	166	12-31-2019
SQM Salar S.A.	19-L018900 - Evaporation 2018-2019	Sustainability: Environment and Risk Prevention	Assets	8	12-31-2019
SQM Salar S.A.	19-L019800 - Paleoclimate Study (Iberia)	Sustainability: Environment and Risk Prevention	Expense	1	12-31-2019
SQM Salar S.A.	19-L020000 - Improvement of Operations Monitoring Network	Sustainability: Environment and Risk Prevention	Assets	5	12-31-2019
SQM Salar S.A.	19-L020300 - Telemetry boreholes	Sustainability: Environment and Risk Prevention	Assets	821	12-31-2019
SQM Salar S.A.	19-L021400 - Environmental Monitoring 2019	Environmental processing	Expense	2,767	12-31-2019
SQM Salar S.A.	19-L021700 - Improvement of RH and MA 2019	Environmental processing	Expense	80	12-31-2019
SQM Salar S.A.	19- S013400- Online Monitoring	Sustainability: Environment and Risk Prevention	Expense	430	12-31-2019
Total				16,983

Notes to the Consolidated Financial Statement December 31, 2019

Future expenses as of December 31, 2019

Parent Company or Subsidiary	Project Name	Reason for Disbursement	Asset / Expense	Disbursement	Exact or Estimated Date of Disbursement
				ThUS$
Miscellaneous	Environment - Operating Area	Not classified	Expense	10,085	12-31-2020
SQM S.A.	01-I017200 - CEDAM at Puquíos (ponds) at Llamara	Sustainability: Environment and Risk Prevention	Expense	28	12-31-2020
SQM S.A.	01-I017400 - Development of Pintados and surrounding area.	Sustainability: Environment and Risk Prevention	Expense	108	12-31-2020
SQM S.A.	01-I017600 - Regularization of Substances Decree	Environmental processing	Expense	75	12-31-2020
SQM S.A.	01-I019400 - EIA Expansion of TEA and Seawater Impulsion	Environmental processing	Assets	426	12-31-2020
SQM S.A.	01-I028200 - EIA Llamara	Environmental processing	Expense	1,527	12-31-2020
SQM S.A.	01-I028300 - Implementation of PDC 2019	Sustainability: Environment and Risk Prevention	Expense	1,231	12-31-2020
SQM S.A.	01-I030700 - Permisos Sectoriales EIA Proyecto Tente en el Aire	Environmental processing	Expense	284	12-31-2020
SQM Industrial S.A.	04-I025000 - Re-perforación Pozo 2PL-2 y Ma	Sustainability: Environment and Risk Prevention	Expense	128	12-31-2020
SQM Industrial S.A.	04-J012200 - DIA and Regularization of CS Ponds	Environmental processing	Assets	35	12-31-2020
SQM Industrial S.A.	04-J013500 - Handling of Equipment associated with PCBs	Sustainability: Environment and Risk Prevention	Expense	303	12-31-2020
SQM Industrial S.A.	04-J015200 - Implementation Economizers	Sustainability: Environment and Risk Prevention	Assets	59	12-31-2020
SQM Industrial S.A.	04-J015700 - Update of Closure Plans	Sustainability: Environment and Risk Prevention	Expense	127	12-31-2020
SQM Industrial S.A.	04-J015800 - Other Sector Regulatory Measures	Sustainability: Environment and Risk Prevention	Expense	237	12-31-2020
SQM Industrial S.A.	04-J017200 - Guarantee availability S	Sustainability: Environment and Risk Prevention	Assets	104	12-31-2020
SQM Industrial S.A.	04-J019900 - Provisional Access to Cerro Domina	Sustainability: Environment and Risk Prevention	Expense	95	12-31-2020
SQM Industrial S.A.	04-M003900 - Revocation of PDME	Sustainability: Environment and Risk Prevention	Expense	47	12-31-2020
SQM Salar S.A.	19-L014700 - Industrial Waste Management	Sustainability: Environment and Risk Prevention	Expense	135	12-31-2020
SQM Salar S.A.	19-L018800 - UPC Consulting for NW and others	Sustainability: Environment and Risk Prevention	Expense	238	12-31-2020
SQM Salar S.A.	19-L018900 - Evaporation 2018-2019	Sustainability: Environment and Risk Prevention	Assets	172	12-31-2020
SQM Salar S.A.	19-L019800 - Paleoclimate Study (Iberia)	Sustainability: Environment and Risk Prevention	Expense	49	12-31-2020
SQM Salar S.A.	19-L020000 - Improvement of Operations Monitoring Network	Sustainability: Environment and Risk Prevention	Assets	95	12-31-2020
SQM Salar S.A.	19-L021400 - Environmental Monitoring 2019	Environmental processing	Expense	33	12-31-2020
SQM Salar S.A.	19-L021700 - Improvement of RH and MA 2019	Environmental processing	Expense	132	12-31-2020
SQM Salar S.A.	19- S013400- Online Monitoring	Sustainability: Environment and Risk Prevention	Expense	300	12-31-2020
Total				16,053

Notes to the Consolidated Financial Statement December 31, 2019

Accumulated expenses as of December 31, 2018

Parent Company or Subsidiary	Project Name	Reason for Disbursement	Asset / Expense	Disbursement	Exact or Estimated Date of Disbursement
				ThUS$
Miscellaneous	Environment - Operating Area	Not classified	Expense	9,002	12-31-2018
SQM S.A.	01-I005500 - Standardization of SO2 plants	Environmental processing	Assets	27	31-12-2018
SQM S.A.	01-I007300 - Compliance with Iodine Gas Exposure Standard	Environmental processing	Assets	59	31-12-2018
SQM S.A.	01-I013800 - Increase height of Absorber Tower	Sustainability: Environment and Risk Prevention	Assets	124	31-12-2018
SQM S.A.	01-I017200 - CEDAM at Puquíos (ponds) at Llamara	Sustainability: Environment and Risk Prevention	Expense	25	31-12-2018
SQM S.A.	01-I017400 - Development of Pintados and surrounding area.	Sustainability: Environment and Risk Prevention	Expense	5	31-12-2018
SQM S.A.	01-I018300 - Cultural Heritage Baseline Environmental Impact Statement (EIS) Mina Oeste N.V.	Environmental processing	Expense	117	31-12-2018
SQM S.A.	01-I018700 - Penalization Process for Salar de Llamara	Environmental processing	Expense	992	31-12-2018
SQM S.A.	01-I019400 - EIA Expansion of TEA and Seawater Impulsion	Environmental processing	Assets	1,914	31-12-2018
SQM S.A.	01-I017600 - Regularization of Substances Decree	Environmental processing	Expense	121	31-12-2018
SQM Industrial S.A.	04-J007000 - Environmental Impact Statement	Environmental processing	Expense	30	31-12-2018
SQM Industrial S.A.	04-J010200 - NK CS (KNO3-NaNO3 salt production at NPT2 plant)	Sustainability: Environment and Risk Prevention	Assets	100	31-12-2018
SQM Industrial S.A.	04-I015600 - Recovery of Reject Water from Osmosis Plant, NV Iodine Plant	Sustainability: Environment and Risk Prevention	Assets	130	31-12-2018
SQM Industrial S.A.	04-J012200 - Environmental Impact Statement and Regularization of CS Ponds	Environmental processing	Assets	131	31-12-2018
SQM Industrial S.A.	04-M002000 - Recovery of Potable Water at María Elena	Sustainability: Environment and Risk Prevention	Assets	161	31-12-2018
SQM Industrial S.A.	04-I025000 - Re-drilling of Well 2PL-2 and Maintenance of Access Road to Wells	Sustainability: Environment and Risk Prevention	Expense	18	31-12-2018
SQM Industrial S.A.	04-P006500 - Installation, electrical wiring	Sustainability: Environment and Risk Prevention	Assets	3	31-12-2018
SQM Industrial S.A.	04-I017700 - Basic engineering and Environmental Impact Assessment for TEA industrial area and seawater impulsion N.V.	Sustainability: Environment and Risk Prevention	Assets	561	31-12-2018
SQM Industrial S.A.	04-J013500 - Handling of Equipment associated with PCBs	Sustainability: Environment and Risk Prevention	Expense	127	31-12-2018
SIT S.A.	03-T003400 - 2016 Port maintenance Capex	Sustainability: Environment and Risk Prevention	Assets	28	31-12-2018
SIT S.A.	03-T001900 - Storage Warehouse Cover	Sustainability: Environment and Risk Prevention	Assets	25	31-12-2018
SIT S.A.	03-T001800 - Mechanization of Shipment from Ca	Sustainability: Environment and Risk Prevention	Assets	50	31-12-2018
SIT S.A.	03-T003200 - Mechanization of Shipment from Ca	Sustainability: Environment and Risk Prevention	Assets	218	31-12-2018
SIT S.A.	03-T003600 -Improved Port SQM Bulk Storage	Sustainability: Environment and Risk Prevention	Assets	33	31-12-2018
SIT S.A.	03-T004200 - Encapsulation and Collectors Yards 8 and 9	Sustainability: Environment and Risk Prevention	Assets	795	31-12-2018
SIT S.A.	03-T004500 - Belt 5 Extension and Overhaul	Environmental processing	Assets	200	31-12-2018
SIT S.A.	03-T005000 - Ground leveling and paving of warehouse	Sustainability: Environment and Risk Prevention	Assets	210	31-12-2018
SIT S.A.	03-T006400 - Pollution Control and Management Equipment	Sustainability: Environment and Risk Prevention	Assets	246	31-12-2018
SIT S.A.	03-T006200 - Storage Facilities Yard 6	Sustainability: Environment and Risk Prevention	Assets	299	31-12-2018
SIT S.A.	03-T006100 - Closure of Storage Facilities Yard 9	Sustainability: Environment and Risk Prevention	Assets	443	31-12-2018
SQM Salar S.A.	19-L012200 - Installation of flow meters per environmental standard	Sustainability: Environment and Risk Prevention	Assets	74	31-12-2018
SQM Salar S.A.	19-L012100 – Renewal of equipment with certification required by RCA	Sustainability: Environment and Risk Prevention	Assets	39	31-12-2018
SQM Salar S.A.	19-C003900 - Extension of Carbonate 120,000 TPA Plant	Sustainability: Environment and Risk Prevention	Assets	776	31-12-2018
SQM Salar S.A.	19-L014700 - Industrial Waste Management	Sustainability: Environment and Risk Prevention	Assets	120	31-12-2018
SQM Salar S.A.	19-L014900 - Sludge Drying Project	Sustainability: Environment and Risk Prevention	Assets	180	31-12-2018
SQM Salar S.A.	19-L018400 - EIA, PSA, Hydrogeology and Conservation	Environmental processing	Expense	1,824	31-12-2018
SQM Salar S.A.	19-L018700 5th Update of environmental modeling	Environmental processing	Expense	76	31-12-2018
SQM Nitratos S.A.	12-I012700 - Mine Site Workshop Water Recovery Plant	Sustainability: Environment and Risk Prevention	Assets	156	31-12-2018
Total				19,439

Notes to the Consolidated Financial Statement December 31, 2019

Future expenses as of December 31, 2018

Parent Company or Subsidiary	Project Name	Reason for Disbursement	Asset / Expense	Disbursement	Exact or Estimated Date of Disbursement
				ThUS$
Varies	Environment - Operating Area	Not classified	Expense	10,204	12-31-2018
SQM S.A.	01-I012200 - Repair or replacement of borehole	Sustainability: Environment and Risk Prevention	Assets	76	12-31-2018
SQM S.A.	01-I013800 - Increase height of Absorber Tower	Sustainability: Environment and Risk Prevention	Assets	15	12-31-2018
SQM S.A.	01-I017200 - CEDAM at Puquíos (ponds) at Llamara	Sustainability: Environment and Risk Prevention	Expense	90	12-31-2018
SQM S.A.	01-I017400 - Development of Pintados and surrounding area, Pintados y Depósitos	Sustainability: Environment and Risk Prevention	Expense	116	12-31-2018
SQM S.A.	01-I018700 - Penalization Process for Salar de Llamara	Environmental processing	Expense	528	12-31-2018
SQM S.A.	01-I019400 - EIA Expansion of TEA and Seawater Impulsion	Environmental processing	Assets	536	12-31-2018
SQM S.A.	01-I017600 - Regularización Decreto Sustanc	Environmental processing	Expense	485	01-23-2019
SIT S.A.	03-T004200 - Encapsulation and Collectors Yards 8 and 9	Sustainability: Environment and Risk Prevention	Assets	321	12-31-2018
SIT S.A.	03-T004500 - Belt 5 Extension and Overhaul	Environmental processing	Assets	141	12-31-2018
SIT S.A.	03-T006200 - Warehouses, yard 6	Sustainability: Environment and Risk Prevention	Assets	1,147	12-01-2019
SIT S.A.	03-T006400 - Pollution Control Equipment and Maintenance	Sustainability: Environment and Risk Prevention	Assets	144	13-01-2019
SIT S.A.	03-T006100 - Warehouses, yard 9	Sustainability: Environment and Risk Prevention	Assets	490	01-18-2019
SQM Salar S.A.	19-L012100 - Renewal of equipment with certification required by RCA	Sustainability: Environment and Risk Prevention	Assets	13	12-31-2018
SQM Salar S.A.	19-L018000 - Regularize TT lighting	Sustainability: Environment and Risk Prevention	Assets	74	01-16-2019
SQM Salar S.A.	19-L018700 - Fifth environmental model update	Environmental processing	Expense	27	01-22-2019
SQM Industrial S.A.	04-J010200 - NK CS (KNO3-NaNO3 salt production at NPT2 plant)	Sustainability: Environment and Risk Prevention	Assets	3	12-31-2018
SQM Industrial S.A.	04-I017700 - Basic engineering and Environmental Impact Assessment for TEA industrial area and seawater impulsion N.V.	Sustainability: Environment and Risk Prevention	Assets	452	12-31-2018
SQM Industrial S.A.	04-J010700 - Recovery Water Intake from Rivers	Sustainability: Environment and Risk Prevention	Assets	120	12-31-2018
SQM Industrial S.A.	04-J012200 - Environmental Impact Statement and Regularization of CS Ponds	Environmental processing	Assets	187	12-31-2018
SQM Industrial S.A.	04-M002000 - Recovery of Potable Water at María Elena	Sustainability: Environment and Risk Prevention	Assets	264	12-31-2018
SQM Industrial S.A.	04-J013500 - Handling of Equipment associated with PCBs	Sustainability: Environment and Risk Prevention	Expense	34	12-31-2018
SQM Industrial S.A.	04-J013300 - Increase solid waste management in Dual Plant (Delkor Filter)	Sustainability: Environment and Risk Prevention	Assets	68	12-31-2018
SQM Industrial S.A.	04-P006500 - Installation, electrical wiring	Sustainability: Environment and Risk Prevention	Assets	104	12-31-2018
SQM Industrial S.A.	04-J015200 - Implementación Economizadores	Sustainability: Environment and Risk Prevention	Assets	276	12-31-2018
SQM Industrial S.A.	04-I025000 - Re-perforación Pozo 2PL-2 y Ma	Sustainability: Environment and Risk Prevention	Expense	242	12-31-2018
SQM Industrial S.A.	04-J014200 - Compromisos con la RCAs	Environmental processing	Expense	70	12-31-2018
Total				16,227

Notes to the Consolidated Financial Statement December 31, 2019

24.3	Description of each project, indicating whether these are in process or have been finished

SQM S.A.

0138: This project is to increase the height of each SO2 absorber tower (regular and stand-by towers) by 2.5 meters. The towers’ additional height will allow the height of the packing to be increased by 2.5, thereby improving the efficiency of the SO2 absorption. The main activities are: Basic and detailed engineering; supply of the bodies of the absorber towers (frp), liquid distributors, tower brine pump pad, tri-pack packing type, polyethylene pipes and fitting; gas measurement service; metallic structure manufacturing and installation services; and project start-up.

I0172: The commitments of the Pampa Hermosa project for the Salar de Llamara include the Tamarugos Environmental Management Plan (PMAT), which contemplates an Environmental Education Program that includes the design, construction and start-up of an Environmental Education Center (CEDAM) at Puquios de Llamara. Conceptual design, detailed design, construction and start-up are necessary for the CEDAM, which will be subject to approval by the authorities so its duration and costs are subject to the approval of third parties.

I0174: The commitments within the Pampa Hermosa project include implementing "Value Added" at the former Pintados station. The "Value Added" proposal was submitted to the authority and once approved, it should be implemented (parking, path, shade and information panels). The commitments within the "Zona de Mina Nueva Victoria" and "Pampa Hermosa" projects include implementing a storage facility in Humberstone to store archaeological material recovered as a result of the archaeological compensation measures included in these projects. The Humberstone storage facility requires a proposal and subsequent implementation, which is subject to approval by the authority. Therefore, its duration and cost is subject to such third-party approvals.

I0187: The project involves the implementation of measures that were committed to during the penalty process, including urgent and transitory measures. Actions to be implemented include monthly biotic monitoring, quarterly landscape monitoring, metagenomic analysis, study accrediting the nonexistence of environmental effects in puquios (aquatic biota) and study accrediting the implementation of adequate water quality control of water injected into the system, both accredited by a center for excellence in a state or state-recognized university.

I0194: Tender and awarding of environmental permits, implement archeology, biota, human environment campaigns, etc., develop marine studies, prepare reports and enter study into the assessment system, monitor and respond to addenda until the system is approved. Prepare and submit claims to third parties associated with the request for rights of way.

I0055: The gas/liquid ratio is deficient in the SO2 plant, preventing the absorption of SO2, resulting in free iodine losses, due to inadequate stripping of kerosene and prilling air. This phenomenon also causes plugs in ducts and furnaces (unscheduled plant shutdowns), a highly contaminated environment for people (hygiene and health deviations), excessive acid rain (corrosion of facilities), and a high sulphur and sodium metabisulphite consumption factor. By changing the extraction fans to increase airflow and SO2 absorption towers for prilling, the diameter of the ducts can be expanded. This ensures that the gas/liquid ratio can be increased and sustained. A scrubber unit must be installed (tower, pump, gas extractor and piping) to reduce SO2 emissions. The same concept was developed for the SO2 Iodine plant in Maria Elena.

I0073: The iodine gas capture system is operating very inefficiently. The iodine steam levels are between 150% and 4,900% above the levels allowed for jobs at iodine plants and warehouses as established in Article 61 of Supreme Decree 594/1999 approving the Regulation on Basic Sanitary and Environmental Conditions in Workplaces. This project is in progress.

Notes to the Consolidated Financial Statement December 31, 2019

I0122: The project will repair and replace environmental monitoring boreholes that need to be deepened. Improvements in pique boreholes are also included, to avoid risk conditions. the priority wells are N° 8 and 10-S1 in the pampa of the tamarugal and PO-5 in Salar de Llamara.

I0183: A heritage baseline in the western mine sector will be prepared, which is a DIA requirement.

I0176: The project will prepare an initial diagnosis at various sites, which will identify the deviations and measures required to adapt them, in order to subsequently prepare an adaptation program that will be submitted to the Regional Health Ministerial Secretary.

I0282: The project will prepare an initial diagnosis at various sites, which will identify the deviations and measures required to adapt them, in order to subsequently prepare an adaptation program that will be submitted to the Regional Health Ministerial Secretary. The measures will be defined on the basis of this diagnosis, and minor or major structural amendments that require prior environmental assessment (DIA/EIA) may be necessary.

I0283: The project will implement the measures described in the PDC. The implementation includes advice from consultants (regarding legal, hydrogeological, and PDC procedures), studies and additional monitoring (UCN, ANAM, FisioAquas, and other studies), in addition to building infrastructure.

I0307: The project consists of the preparation of reports to obtain sectoral permits: Authorization for the Exploitation Method (SERNAGEOMIN) – For project “Tente en el Aire”.

SQM Industrial S.A.

I0177: The project will complete the basic engineering, execute the EIA Tente en el Aire, obtain the legal and sectorial permits for a second stage to secure the execution of the project.

I0156: The project will recover water from the osmosis rejection plant and use it in the pile leaching area, increasing the efficiency of water resource use.

I0250: The project consists of re-drilling well 2Pl-2, which implies the detention of the extraction well, extraction of current casing and its re-drilling, with the relevant development work and pump tests. Road maintenance works imply leveling roads, filling damaged areas and compacting this fill.

J0070: This is preparing and processing the Environmental Impact Statement (DIA), in order to obtain an Environmental Qualification Resolution (RCA). The required background information includes the baseline air quality. Therefore, a MP 2.5 and gas monitoring station was installed that compliments the current stations at Maria Elena. The project is underway.

J0102: It is proposed to build a new PTS plant that is integrated into the NPT 2 crystallization process. The engineering design of this plant considers the reuse of the equipment already acquired for the NK PV plant. The plant includes a new raw materials yard, a grinder stage (sizer), a wet mill, a dissolution stage with reactors and thickener and a filtration and centrifuge unit for discarded salt. The crystallization from the NPT1 and NPT2 plants will be reused, as well as the refining plant at the NPT2 plant.

P0065: The project will install a transformer, posting and collecting tank for trench solutions. It will also improve the trench sector to safely position the low suction pumps. Heavy machinery will be required.

J0107: The project looks to renovate and automate the operation of pump stations at the three water intakes, by incorporating automatic valves and smart controls for pumps, In addition, water intake pipe sections, cut-off valves, check valves, drains and vents should be renewed, Due to the water conditions and length of pipes, these face the risk of failure due to overpressure, corrosion and material wear, Maintenance and repair works must also be undertaken on pumps at each water intake as a result of wear and corrosion due to the characteristics of river water.

Notes to the Consolidated Financial Statement December 31, 2019

J0122: The project consists of entering the Coya Sur wells into the “environmental impact assessment system” and processing the permits for these wells with the General Directorate of Water Resources (DGA).

J0135: This project consists of dealing with all the oils and components that contain 50ppm or more of Policlorobife PCB by 2025 at the latest. The activities to be undertaken will be to deal with all those elements with oil that have previously been identified as having more than 50ppm of PCB.

M0020: The project consists of concluding the system of the drinking water network, in addition to renewing several sections of the network, due to the deterioration of original pipes. It also intends to acquire equipment to better address water seepage in town and problems in the sewage chambers. Sewage water management requires a single backfill for final sludge disposal, in keeping with current legislation.

J0133: The project will increase filtration capacity with the centrifuge of the Anhydrous Sulphate Plant: Industrial test. If it is favorable, install belts to transfer waste to the collection yard.

J0152: The project will install exhaust gas heat recovery equipment in boilers and implement associated structural improvements.

J0142: The project will implement environmental measures associated with updating the CS DIA (heritage sign and paving ME road) and the Pedro de Valdivia DIA (controlled disturbance plan).

J0157: The project will update the closure plans in accordance with the normal regime established by current legislation. These requirements include an initial external audit, detailed risks analysis and their control, and other requirements

J0158: The project will prepare and process sectorial permits for favorable reports to construct in Coya Sur (CS), and permits for hydraulic works defined in Article 294 of the Water Code (evaporation wells) at CS and NV.

J0172: The project will ensure the availability of water resources. It includes: Acquisition of a Flowserve 6GT booster pump, as a “spare” to drive water to Pedro de Valdivia. Acquisition of 2 motor pump sets to renew the current Coya-Vergara 3 and 4 sets, as the current brand has become obsolete. Repair the industrial water accumulation pond in Recinto Vergara (increasing the storage capacity by 1500 m3). Continue renovating pipes and vents in water lines in "CS, ME, VE and CV" adductions.

J0199: The project considers obtaining a provisional roadway approval from the Ministry of Public Works to prepare and use the intersection, incorporating leveling and signposting in accordance with the roadways manual, ensuring adequate conditions for safe transit in compliance with standards.

M0039: The project considers requesting the revocation of the saturated zone and the PDME. Currently the Maria Elena and Pedro de Valdivia zone has been declared PM10 saturation zone, with a current Decontamination Plan. The monitoring results from these last few years have resulted in the revocation of the saturation zone and the PDME.

Notes to the Consolidated Financial Statement December 31, 2019

Servicio Integrales de tránsito y Transferencias S.A.

T0018: The project will install an underground conveyor belt that runs outside the storage boxes of yards 8 and 9, and connects to belt 5 and then to the loading system. The project has an environmental component, although it is an operational improvement. The project includes the purchase and implementation of belt coverage as an emissions mitigation measure (internal emissions control measure), in order to improve compliance with the Tocopilla Atmospheric Decontamination Plan (PDA). The project is in progress.

T0019: The project installed coverings (roof and sides) to the 4 new storage boxes that will be built in areas within yards 8 and 9. The project has an environmental component, although it is an operational improvement. The project includes the construction of a warehouse as an emissions mitigation measure, in order to improve compliance with the Tocopilla Atmospheric Decontamination Plan (PDA) and reduce dust emissions. The project has been completed.

T0032: The project will install an underground conveyor belt that runs outside the storage boxes of yard 6, with feeding points connected directly to belt 6 and then to the loading system. The project has an environmental component, although it is an operational improvement. The project includes implementing conveyor belt 6 from yard 6, which is an emission control measure that was committed in the Tocopilla PDA. The project is currently underway.

T0034: The project invested as required to maintain the operational capacity of the port, and to ensure the high availability of loading equipment. The project has an environmental component, although it is an operational improvement. The project included replacing and/or repositioning the damaged wind breaks in yard 3, which is an emission control measure that was committed in the Tocopilla PDA. The project has been completed.

T0036: The project will install rainwater collection gutters in the storage warehouses. It will carry out an engineering study of potential multiproduct storage in a single silo and potentially install vibrating floors that allow product free runoff thus avoiding manual operation risks and the effect that this causes during loading.

T0042: In accordance with regulatory matters in Article 13 Supreme Decree. 70/2010, Tocopilla PDA must incorporate dust collection systems in TV-1 and TV-2 hoppers at yards 8 and 9.

T0045: Belts for yards 8 and 9 will be finished by joining them to belt 5 and thus become part of the loading system. This involves the extension, joining and overhaul of belt 5, and joining it to pan feeder 3 and its corresponding improvements, to become an integral part of the loading system. This complies with the environmental regulations required by the Tocopilla Decontamination Plan. "Atmospheric Decontamination Plan for the City of Tocopilla and its Surrounding Zone" (Supreme Decree 70/2010; Art.13 II.3).

T0050: Loose soil within the perimeter of the supply warehouse in yard 17 is uneven, which causes difficulties and operational risks for both the supply and operational warehouses. The surface area to be covered in paving stones is 2,100 m2. Furthermore, it includes the construction of a hazardous waste yard.

T0061: The project will construct the second stage of the warehouse for yard 9 (1,500 square meters).

T0062: An aerodrome yard facility measuring 6 by 35 by 110 meters will be installed for bulk product storage at heights with product loading and unloading from front end loaders and trucks as well as a proper remount. Yard storage facility 6 will be expanded in Box 5 and 6 for storing bulk product.

T0064: Sentinel Sweeper Equipment Purchase - Purchase of operationally critical equipment.

Notes to the Consolidated Financial Statement December 31, 2019

SQM Salar S.A.

C0039: The project consists of increasing the production capacity of lithium carbonate, from 70,000 tons per year to 120,000 tons per year.

C0057: The project is focused on developing and promoting electro-mobility in our company, promoting the market for electric vehicles in the region and supporting a technological project to change the image. The project aims to build and maintain operational 1 off-grid electrolinera in Salar del Carmen (charging points of electric vehicles), which will be supplied 100% with solar energy and which will have a bank of lithium batteries which will increase the efficiency of the system, storing the energy not consumed.

L0121: Change of the weather station equipment to comply with the standard.

L0122: The project considers the change in flow meters to meet new standard requirements as well as adding standby flow meters. This project is in progress.

L0147: This project contemplates the reduction of these industrial waste storage points. This work will be undertaken with an external company that works in separation, organization and packaging of different industrial waste according to the RCA and legislation in force, to be removed from the same points until final disposal offsite.

L0149: The project involves assembly of a dehydrator plant in current SQM Salar facilities designated for treatment, storage, transport and final disposal of sludge generated in different sewage water treatment plants and provision of the necessary solutions for compliance with Supreme Decree No. 04/09 “Regulation for Sludge Management in Sewage Water Treatment Plants”.

L0180: Standardization of lighting and electrical circuits for ground transport operations in Salar de Atacama.

L0156: The project aims to increase efficiency in the truck weighing and tare process, with an impact on the time that these spend on site. This will require an engineering study and installation of a new weigh station located in the former Oscar guard station at the Salar de Atacama. It also aims to increase efficiency of the truck weighing circuit by relocating Weigh Station 1 in the Salar de Atacama. This weigh station will be relocated to an appropriate sector, eliminating current issues. Weigh stations will be superficial.

L0184: The project involves advising for the Environmental Monitoring Plan, as well as improved environmental monitoring.

L0187: The project involves this 5th update to numeric modeling, which would provide compliance with the commitments undertaken during the environmental qualification process for the project “Changes and Improvements to Mining Operations in the Salar de Atacama

L0188: The project involves the participation of an external consulting team to narrow down the sources of the risks identified, propose operational optimization plans, improvements to control systems (monitoring networks) and support in modeling this deposit with a view to a better evolution of short- and medium-term projections (5 years). It will also propose the identification of alternative sources of productive brine equivalent at the nucleus. It proposes 3 stages: Diagnosis, operational improvements and monitoring-identification of new sources. Others: support in the development of 3D Peine and Quelana models, through a collaboration with CSIC involving 2 professionals for 6 months at a total cost of ThUS$36. Others: doctorate-level development in quantification and recharge from rain and snow, by supporting a doctoral student under the supervision of Emilio Custodio and Enric Vásquez for a 3-year period, with an annual budget of ThUS$36 (total ThS$108).

Notes to the Consolidated Financial Statement December 31, 2019

L0189: It includes improving the current lysimeter stations (7) and implementing new stations (7) in important sectors that are not currently measured, with the ability to remotely transmit information. This will improve the spatial coverage of the stations that measure evaporation within the basin. The initial stage includes constructing 7 lysimeters on land inside the Salar. Subsequently, the equipment implementation stage will initiate recording, storing and transmitting information. Finally, an international expert will provide advice regarding an analysis of the information from all the current stations, to recalculate basin evaporation and propose methodological improvements.

L0198: The project will date sediment using the 14C method (or another to be defined) in the depositional environments of the last 50,000 years to complement the facies sedimentological model provided by the consultant. The project will try to reconstruct the variability history of the lagoon system with absolute ages.

L0200: The project will identify an appropriate device. Field testing of sensors. Purchase of sensors for all points. Installation of sensors. Analyze remote data transmission (future project)

L0203: The project will install a remote telemetry system in boreholes.

L0214: The project consists of implementing a 2019 environmental monitoring plan to monitor an optimum compliance of current environmental regulations.

L0217: The project involves quoting new equipment. Purchase of new equipment. Reparation of old equipment for use as backup in the event of unexpected failure of new equipment.

S0134: The project considers displaying online information on withdrawals and reinjections from the salar using equipment and technology that allows information to be captured 24 hours a day every 1 minute. Additionally, it includes biotic and hydrogeological information according to the frequency associated with compliance with the compromised environmental qualification resolutions that allow showing the authorities and the community the actions implemented by SQM to take charge of the compromised environmental variables.

SQM Nitratos S.A.

I0127: By installing a reverse osmosis system or a process that enables the recovery of industrial water and that reduces the hardness of the water for cleaning the equipment, we can reuse this water to wash equipment again, thereby reducing the damage to the electrical systems of the equipment as a result of corrosion.

Notes to the Consolidated Financial Statement December 31, 2019

Note 25  Mineral resource exploration and evaluation expenditure

Given the nature of operations of the Sociedad Química y Minera de Chile S.A. and Subsidiaries and the type of exploration it undertakes, disbursements for exploration can be found in 4 stages: execution, economically feasible, not economically feasible and in exploitation:

(a)	Implementation: Disbursements for prospecting under implementation and therefore prior to determination of economic feasibility, are classified in accordance with Note 3.23 as Non-Current Assets, in the line item Construction in progress of Property, Plant and Equipment

-	Chile: ThUS$ 12,841 and ThUS$ 10,292 corresponds to exploration relating caliche and brine exploration as of December 31, 2019 and 2018.

-	For Mt Holland, total disbursements corresponding to construction in progress (which includes exploration disbursements) amount to ThUS$ 30,475 as of December 31, 2019, and ThUS$ 11,298 as of December 31, 2018.

(b)	Economically feasible: Prospecting disbursements corresponding to caliche exploration, wherein the study concluded that its economic feasibility is viable, are classified under “Non-Current Assets in Other Non-current Non-Financial Assets”. The balance as of December 31, 2019, is ThUS$ 6,576 and as of December 31, 2018, it is ThUS$ 5,099.

At December 31, 2019, ThUS$ 3,433 corresponding to advanced metallic exploration are also presented under the heading "Other Non-Current Non-Financial Assets", as of 31 December 2018, there were no activations for this concept.

For the exploration of the Salar de Atacama, the associated assets correspond to wells that can be used both in monitoring and exploitation of the Salar, Therefore, once the studies are concluded, these are classified as “Non-current Assets” in “Properties, Plants and Equipment”, assigning them a technical useful life of 10 years.

(c)	Not economically feasible: Prospecting disbursements, once finalized and concluded to be not economically feasible, will be charged to profit and loss. As of December 31, 2019, there was a total of ThUS$ 165 for this concept, and as of December 31, 2018, there were no disbursements for this concept.

(d)	In Exploitation: Caliche exploration disbursements that are found in this area are amortized based on the material exploited, the portion that is exploited in the following 12 months is presented as “Current Assets” in the “Process Inventories”, the remaining portion is classified as “Other Non-current Non-Financial Assets”.

As of December 31, 2019, the amount in “Current Assets” is ThUS$ 1,367 and the balance as of December 31, 2018 for this concept is ThUS$ 2,028, while in the item “Other Non-current Non-Financial Asset” as of December 31, 2019 is ThUS$ 8,645 and as of December 31, 2018 is ThUS$ 9,791.

Notes to the Consolidated Financial Statement December 31, 2019

Note 26  Gains (losses) from operating activities in the statement of income of expenses, included according to their nature

26.1	Revenue from operating activities customer activities

The Group derives revenues from the sale of goods (which are recognized at one point in time) and from the provision of services (which are recognized over time) and are distributed among the following geographical areas and main product and service lines.

(a)	Geographic areas:

As of December 31, 2019
Geographic areas	Specialty plant nutrition	Iodine and derivatives	Lithium and derivatives	Potassium	Industrial chemicals	Other	Total ThUS$
Chile	109,975	1,064	599	27,371	39,512	33,336	211,857
Latin America and the Caribbean	78,872	7,972	3,593	64,868	6,354	269	161,928
Europe	149,992	123,525	76,250	27,973	15,289	735	393,764
North America	243,399	90,070	45,810	43,312	27,798	883	451,272
Asia and Others	141,682	148,389	379,462	48,627	5,922	752	724,834
Total	723,920	371,020	505,714	212,151	94,875	35,975	1,943,655

As of December 31, 2018
Geographic areas	Specialty plant nutrition	Iodine and derivatives	Lithium and derivatives	Potassium	Industrial chemicals	Other	Total ThUS$
Chile	111,595	1,052	700	25,593	4,575	45,834	189,349
Latin America and the Caribbean	77,737	6,389	3,598	80,192	12,098	177	180,191
Europe	200,229	112,080	103,430	46,068	17,384	473	479,664
North America	240,995	83,587	68,254	50,685	27,347	647	471,515
Asia and Others	151,195	121,864	558,819	64,936	46,863	1,407	945,084
Total	781,751	324,972	734,801	267,474	108,267	48,538	2,265,803

Notes to the Consolidated Financial Statement December 31, 2019

(b)	Main product and service lines:

	For the period from January to December of the year
Products and Services	2019	2018
	ThUS$	ThUS$
Specialty plant nutrition	723,920	781,751
- Sodium Nitrates	20,679	17,688
- Potassium nitrate and sodium potassium nitrate	457,477	527,945
- Specialty Blends	153,739	145,511
- Other specialty fertilizers	92,025	90,607
Iodine and derivatives	371,020	324,972
Lithium and derivatives	505,714	734,801
Potassium	212,151	267,474
Industrial chemicals	94,875	108,267
Other	35,975	48,538
- Services	3,410	4,017
- Income from leasing properties	1,438	1,474
- Income from subleases on right-of-use assets	261	-
- Commodities	16,176	18,581
- Other ordinary income Commercial Offices	14,690	24,466
Total	1,943,655	2,265,803

Notes to the Consolidated Financial Statement December 31, 2019

26.2	Cost of sales

Cost of sales broken down by nature of expense

	For the period from January to December of the year
Cost of sales	2019	2018
	ThUS$	ThUS$
Raw materials and consumables used	(271,912)	(260,869)
Classes of employee benefit expenses	(178,493)	(203,571)
Depreciation expense	(188,157)	(212,641)
Depreciation of Right-of-use Assets (contracts under IFRS 16)	(5,450)	-
Amortization expense	(5,102)	(6,376)
Investment plan expenses	(18,367)	(11,860)
Provision for site closure	(911)	(2,045)
Provision for materials, spare parts and supplies	(7,500)	1,721
Contractors	(123,096)	(120,923)
Operating leases	(47,007)	(37,245)
Mining concessions	(7,856)	(8,168)
Operations transport	(56,376)	(64,352)
Freight and product transport costs	(46,264)	(51,387)
Purchase of products from third parties	(189,583)	(182,695)
Insurance	(16,968)	(11,923)
CORFO rights	(143,861)	(182,954)
Export costs	(97,103)	(107,418)
Expenses related to Variable Parts Leases (contracts under IFRS 16)	(1,096)	-
Variation in inventory	52,557	20,597
Variation in inventory provision	17,107	(8,997)
Other	(48,165)	(34,525)
Total	(1,383,603)	(1,485,631)

Notes to the Consolidated Financial Statement December 31, 2019

26.3	Other income

Other income	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Discounts obtained from suppliers	676	705
Fines charged to suppliers	483	698
Taxes recovered	457	996
Amounts recovered from insurance	492	443
Overestimate of provisions for third-party obligations	983	375
Other operating income	2,422	1,536
Options on mining claims	5,298	16,095
Easements, pipelines and roads	7,204	10,806
Reimbursement mining licenses and notary expenses	203	394
Total	18,218	32,048

26.4	Administrative expenses

Administrative expenses	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Remuneration and benefits to employees	(60,255)	(63,880)
Marketing costs	(3,911)	(3,078)
Amortization expenses	(5)	(15)
Entertainment expenses	(5,783)	(4,805)
Advisory services	(13,862)	(12,848)
Leases	(3,653)	(4,556)
Insurance	(2,553)	(1,758)
Office expenses	(7,327)	(8,165)
Contractors	(4,874)	(5,730)
Depreciation of Right-of-use Assets (contracts under IFRS 16)	(2,501)	-
Other expenses, by nature	(12,456)	(13,291)
Total	(117,180)	(118,126)

Notes to the Consolidated Financial Statement December 31, 2019

26.5	Other expenses

	For the period from January to December of the year
Other expenses by function	2019	2018
	ThUS$	ThUS$
Depreciation and amortization expense
Depreciation of assets not in use	(136)	(59)
Subtotal	(136)	(59)
Impairment losses (reversals of impairment losses) recognized in profit (loss) for the year
Property, plant and equipment	(49)	(1,390)
Intangible assets other than goodwill	(913)	(1,736)
Goodwill	(140)	(3,254)
Non-current assets and disowned groups held for sale	(607)	-
Subtotal	(1,709)	(6,380)
Other expenses, by nature
Legal expenses	(9,277)	(15,139)
VAT and other unrecoverable taxes	(613)	(1,187)
Fines paid	(145)	(965)
Investment plan expenses	(1,694)	(7,555)
Non-metallic exploration expenses	(5,537)	(5,864)
Donations	(5,026)	(4,502)
Reorganization of related businesses	-	6,000
Other operating expenses	(1,858)	(1,256)
Subtotal	(24,150)	(30,468)
Total	(25,995)	(36,907)

26.6	Other gains (losses)

	For the period from January to December of the year
Other income (expenses)	2019	2018
	ThUS$	ThUS$
Adjust previous year application method of participation	(984)	(664)
Impairment of interests in joint ventures	631	(8,802)
Sales of investments in associates	-	(759)
Sales of investments in joint ventures	-	14,507
Others	(30)	2,122
Total	(383)	6,404

Notes to the Consolidated Financial Statement December 31, 2019

26.7	Impairment of gains and reversal of impairment losses

Impairment of gains and reversal of impairment losses (impairment losses)	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
(Impairment) /reversion value of financial assets	(1,057)	2,967
Total	(1,057)	2,967

The following summary corresponds to the requirements of CMF and considers notes 26.2, 26.4 and 26.5

26.8	Summary of expenses by nature

	For the period from January to December of the year
Expenses by nature	2019	2018
	ThUS$	ThUS$
Raw materials and consumables	(271,912)	(260,869)
Classes of Employee Benefit Expenses	(238,748)	(267,451)
Depreciation and amortization expense
Depreciation expense	(188,293)	(212,700)
Depreciation of Right-of-use Assets	(7,951)	-
Property, plant and equipment	(49)	(1,390)
Goodwill	(140)	(3,254)
Non-current assets and disowned groups held for sale	(607)	-
Amortization expense	(6,020)	(8,127)
Legal expenses	(9,277)	(15,139)
Investment plan expenses	(20,061)	(19,415)
Non-metallic exploration expenses	(5,537)	(5,864)
Provision for site closure	(911)	(2,045)
Provision for materials, spare parts and supplies	(7,500)	1,721
Contractors	(127,970)	(126,653)
Leases	(50,660)	(41,801)
Mining concessions	(7,856)	(8,168)
Operation transport	(56,376)	(64,352)
Freight and product transport costs	(46,264)	(51,387)
Purchase of products from third parties	(189,583)	(182,695)
CORFO rights	(143,861)	(182,954)
Export costs	(97,103)	(107,418)
Expenses related to Variable Parts Leases (IFRS 16)	(1,096)	-
Insurance	(19,521)	(13,681)
Restructuring of joint ventures.	-	6,000
Consultant and advisor services	(13,862)	(12,848)
Variation in inventory	52,557	20,597
Variation in provision on product inventory	17,107	(8,997)
Other expenses	(85,284)	(71,774)
Total expenses by nature	(1,526,778)	(1,640,664)

Notes to the Consolidated Financial Statement December 31, 2019

26.9	Finance expenses

	For the period from January to December of the year
Financial costs	2019	2018
	ThUS$	ThUS$
Interest expense from bank borrowings and overdrafts	(2,133)	(1,707)
Interest expense from bonds	(72,983)	(55,887)
Interest expense from loans	(2,682)	(3,093)
Capitalized interest expenses	7,841	5,021
Financial expenses for site closure	(4,417)	(960)
Lease interest	(1,535)	-
Other finance costs	(1,030)	(1,181)
Total	(76,939)	(57,807)

Notes to the Consolidated Financial Statement December 31, 2019

Note 27  Reportable segments

27.1	Reportable segments

(a)	General information:

The amount of each item presented in each operating segment is equal to that reported to the highest authority that makes decisions regarding the operation, in order to decide on the allocation of resources to the defined segments and to assess its performance.

These operating segments mentioned are consistent with the way the Company is managed and how results will be reported by the Company. These segments reflect separate operating results that are regularly reviewed by the executive responsible for operational decisions in order to make decisions about the resources to be allocated to the segment and assess its performance (See Note 27.2).

The performance of each segment is measured based on net income and revenues. Inter-segment sales are made using terms and conditions at current market rates.

(b)	Factors used to identify segments on which a report should be presented:

The segments covered in the report are strategic business units that offer different products and services. These are managed separately because each business requires different technology and marketing strategies.

(c)	Description of the types of products and services from which each reportable segment obtains its income from ordinary activities

The operating segments, which obtain income from ordinary activities, generate expenses and have its operating results reviewed on a regular basis by the highest authority who makes decisions regarding operations, relate to the following groups of products:

1.	Specialty plant nutrients

2.	Iodine and its derivatives

3.	Lithium and its derivatives

4.	Industrial chemicals

5.	Potassium

6.	Other products and services

(d)	Description of income sources for all the other segments

Information regarding assets, liabilities, profits and expenses that cannot be assigned to the segments indicated above, due to the nature of production processes, is included under the "Unallocated amounts” category of the disclosed information.

Notes to the Consolidated Financial Statement December 31, 2019

(e)	Basis of accounting for transactions between reportable segments

Inter-segment sales are made under the same conditions as sales to third parties and are measured consistently as presented in the statement of income.

(f)	Description of the nature of the differences between measurements of results of reportable segments and the result of the entity before the expense or income tax expense of incomes and discontinued operations

The information reported in the segments is extracted from the Company’s consolidated financial statements and therefore there is no need to prepare reconciliations between the data mentioned above and those reported in the respective segments, according to what is stated in paragraph 28 of IFRS 8, "Operating Segments".

For the allocation of inventory valuation costs, we identify the direct expenses (can be directly allocated to products) and the common expenses (belong to coproduction processes, for example common leaching expenses for production of Iodine and Nitrates), Direct costs are directly allocated to the product and the common costs are distributed according to percentages that consider different variables in their determination, such as margins, rotation of inventories, revenue, production and etc.

The allocation of other common costs that are not included in the inventory valuation process, but go straight to the cost of sales, use similar criteria: the costs associated with a product or sales in particular are assigned to that particular product or sales, and the common costs associated with different products or business lines are allocated according to the sales.

(g)	Description of the nature of the differences between measurements of assets of reportable segments and the Company´s assets

Assets are not shown classified by segments, as this information is not readily available. Some of these assets are not separable by the type of activity by which they are affected since this information is not used by management in decision-making with respect to resources to be allocated to each defined segment. All assets are disclosed in the "unallocated amounts" category.

(h)	Description of the nature of the differences between measurements of liabilities of reportable segments and the Company’s liabilities

Liabilities are not shown classified by segments, as this information is not readily available. Some of these liabilities are not separable by the type of activity by which they are affected, since this information is not used by management in decision-making regarding resources to be allocated to each defined segment. All liabilities are disclosed in the "unallocated amounts" category.

Notes to the Consolidated Financial Statement December 31, 2019

27.2	Reportable segment disclosures:

Operating segments for the year ended December 31, 2019	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Total as of December 31, 2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	723,920	371,020	505,714	94,875	212,151	35,975	1,943,655	1,943,655	-	1,943,655
Revenues from transactions with other operating segments of the same entity	-	-	-	-	-	-	-	-	-	-
Revenues	723,920	371,020	505,714	94,875	212,151	35,975	1,943,655	1,943,655	-	1,943,655
Costs of sales	(573,808)	(230,468)	(306,250)	(63,590)	(176,199)	(33,288)	(1,383,603)	(1,383,603)	-	(1,383,603)
Administrative expenses	-	-	-	-	-	-	-	-	(117,180)	(117,180)
Interest expense	-	-	-	-	-	-	-	-	(76,939)	(76,939)
Depreciation and amortization expense	(68,007)	(43,533)	(45,443)	(6,885)	(37,862)	(534)	(202,264)	(202,264)	-	(202,264)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	9,786	9,786
Income tax expense, continuing operations	-	-	-	-	-	-	-	-	(110,019)	(110,019)
Income (loss) before taxes	150,112	140,552	199,464	31,285	35,952	2,687	560,052	560,052	(169,430)	390,622
Net income (loss) from continuing operations	150,112	140,552	199,464	31,285	35,952	2,687	560,052	560,052	(279,449)	280,603
Net income (loss) from discontinued operations	-	-	-	-	-	-	-	-	-	-
Net income (loss)	150,112	140,552	199,464	31,285	35,952	2,687	560,052	560,052	(279,449)	280,603
Assets	-	-	-	-	-	-	-	-	4,684,151	4,684,151
Equity-accounted investees	-	-	-	-	-	-	-	-	109,435	109,435
Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts	-	-	-	-	-	-	-	-	124,569	124,569
Increase of non-current assets	-	-	-	-	-	-	-	-	-	-
Liabilities	-	-	-	-	-	-	-	-	2,549,679	2,549,679
Impairment loss recognized in profit or loss	-	-	-	-	-	-	-	-	(1,057)	(1,057)
Reversal of impairment losses recognized in profit or loss for the period	-	-	-	-	-	-	-	-	-	-
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	426,971	426,071
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	(485,471)	(485,471)
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	105,896	105,896

Notes to the Consolidated Financial Statement December 31, 2019

Operating segments for the year ended December 31,2018	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Total as of December 31, 2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	781,751	324,972	734,801	108,267	267,474	48,538	2,265,803	2,265,803	-	2,265,803
Revenues from transactions with other operating segments of the same entity	-	-	-	-	-	-	-	-	-	-
Revenues	781,751	324,972	734,801	108,267	267,474	48,538	2,265,803	2,265,803	-	2,265,803
Costs of sales	(613,267)	(217,464)	(316,875)	(72,964)	(217,386)	(47,675)	(1,485,631)	(1,485,631)	-	(1,485,631)
Administrative expenses	-	-	-	-	-	-	-	-	(118,126)	(118,126)
Interest expense	-	-	-	-	-	-	-	-	(57,807)	(57,807)
Depreciation and amortization expense	(79,061)	(42,438)	(42,283)	(8,454)	(47,940)	(651)	(220,827)	(220,827)	-	(220,827)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	6,351	6,351
Income tax expense, continuing operations	-	-	-	-	-	-	-	-	(178,975)	(178,975)
Income (loss) before taxes	168,484	107,508	417,926	35,303	50,088	863	780,172	780,172	(159,134)	621,038
Net income (loss) from continuing operations	168,484	107,508	417,926	35,303	50,088	863	780,172	780,172	(338,109)	442,063
Net income (loss) from discontinued operations	-	-	-	-	-	-	-	-	-	-
Net income (loss)	168,484	107,508	417,926	35,303	50,088	863	780,172	780,172	(338,109)	442,063
Assets	-	-	-	-	-	-	-	-	4,268,094	4,268,094
Equity-accounted investees	-	-	-	-	-	-	-	-	111,549	111,549
Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts	-	-	-	-	-	-	-	-	(15,028)	(15,028)
Increase of non-current assets	-	-	-	-	-	-	-	-	-	-
Liabilities	-	-	-	-	-	-	-	-	2,130,292	2,130,292
Impairment loss recognized in profit or loss	-	-	-	-	-	-	-	-	2,967	2,967
Reversal of impairment losses recognized in profit or loss for the period	-	-	-	-	-	-	-	-	-	-
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	524,839	524,839
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	(187,004)	(187,004)
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	(387,313)	(387,313)

Notes to the Consolidated Financial Statement December 31, 2019

27.3	Statement of comprehensive income classified by reportable segments based on groups of products

Items in the statement of comprehensive income as of December 31, 2019	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Corporate Unit	Total segments and Corporate unit
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	723,920	371,020	505,714	94,875	212,151	35,975	-	1,943,655
Cost of sales	(573,808)	(230,468)	(306,250)	(63,590)	(176,199)	(33,288)	-	(1,383,603)
Gross profit	150,112	140,552	199,464	31,285	35,952	2,687	-	560,052
Other incomes by function	-	-	-	-	-	-	18,218	18,218
Administrative expenses	-	-	-	-	-	-	(117,180)	(117,180)
Other expenses by function	-	-	-	-	-	-	(25,995)	(25,995)
Impairment of gains and review of impairment losses (impairment losses) determined in accordance with IFRS 9	-	-	-	-	-	-	(1,057)	(1,057)
Other gains (losses)	-	-	-	-	-	-	(383)	(383)
Financial income	-	-	-	-	-	-	26,289	26,289
Financial costs	-	-	-	-	-	-	(76,939)	(76,939)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	9,786	9,786
Exchange differences	-	-	-	-	-	-	(2,169)	(2,169)
Profit (loss) before taxes	150,112	140,552	199,464	31,285	35,952	2,687	(169,430)	390,622
Income tax expense	-	-	-	-	-	-	(110,019)	(110,019)
Profit (loss) from continuing operations	150,112	140,552	199,464	31,285	35,952	2,687	(279,449)	280,603
Profit (loss) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	150,112	140,552	199,464	31,285	35,952	2,687	(279,449)	280,603
Profit (loss), attributable to
Profit (loss) attributable to the controller´s owners	-	-	-	-	-	-	278,115	278,115
Profit (loss) attributable to the non-controllers	-	-	-	-	-	-	2,488	2,488
Profit (loss)	-	-	-	-	-	-	280,603	280,603

Notes to the Consolidated Financial Statement December 31, 2019

Items in the statement of comprehensive income as of December 31, 2018	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Corporate Unit	Total segments and Corporate unit
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	781,751	324,972	734,801	108,267	267,474	48,538	-	2,265,803
Cost of sales	(613,267)	(217,464)	(316,875)	(72,964)	(217,386)	(47,675)	-	(1,485,631)
Gross profit	168,484	107,508	417,926	35,303	50,088	863	-	780,172
Other incomes by function	-	-	-	-	-	-	32,048	32,048
Administrative expenses	-	-	-	-	-	-	(118,126)	(118,126)
Other expenses by function	-	-	-	-	-	-	(36,907)	(36,907)
Impairment of gains and review of impairment losses (impairment losses) determined in accordance with IFRS 9	-	-	-	-	-	-	2,967	2,967
Other gains (losses)	-	-	-	-	-	-	6,404	6,404
Financial income	-	-	-	-	-	-	22,533	22,533
Financial costs	-	-	-	-	-	-	(57,807)	(57,807)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	6,351	6,351
Exchange differences	-	-	-	-	-	-	(16,597)	(16,597)
Profit (loss) before taxes	168,484	107,508	417,926	35,303	50,088	863	(159,134)	621,038
Income tax expense	-	-	-	-	-	-	(178,975)	(178,975)
Profit (loss) from continuing operations	168,484	107,508	417,926	35,303	50,088	863	(338,109)	442,063
Profit (loss) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	168,484	107,508	417,926	35,303	50,088	863	(338,109)	442,063
Profit (loss), attributable to
Profit (loss) attributable to the controller´s owners	-	-	-	-	-	-	439,830	439,830
Profit (loss) attributable to the non-controllers	-	-	-	-	-	-	2,233	2,233
Profit (loss)	-	-	-	-	-	-	442,063	442,063

Notes to the Consolidated Financial Statement December 31, 2019

27.4	Disclosures on geographical areas

As indicated in paragraph 33 of IFRS 8, the entity discloses geographical information on its revenue from operating activities with external customers and from non-current assets that are not financial instruments, deferred income tax assets, assets related to post-employment benefits or rights derived from insurance contracts.

27.5	Disclosures on main customers

With respect to the degree of dependency of the Company on its customers, in accordance with paragraph 34 of IFRS 8, the Company has no external customers who individually represent 10% or more of its revenue. Credit risk concentrations with respect to trade and other accounts receivable are limited due to the significant number of entities in the Company’s portfolio and its worldwide distribution. The Company’s policy requires guarantees (such as letters of credit, guarantee clauses and others) and/or to maintain insurance policies for certain accounts as deemed necessary by the Company’s Management.

Notes to the Consolidated Financial Statement December 31, 2019

27.6	Segments by geographical areas

Items as of December 31, 2019	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	211,857	161,928	393,764	451,272	724,834	1,943,655
Investment accounted for under the equity method	-	(5,175)	42,243	14,669	57,698	109,435
Intangible assets other than goodwill	106,910	420	1,397	2,683	76,948	188,358
Goodwill	23,205	-	11,521	-	-	34,726
Property, plant and equipment, net	1,559,080	513	6,241	8,333	32,903	1,607,070
Other non-current assets	20,321	28	4	(624)	-	19,729
Non-current assets	1,709,516	(4,214)	61,406	25,061	167,549	1,959,318

Items as of December 31, 2018	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	189,349	180,189	479,664	471,515	945,086	2,265,803
Investment accounted for under the equity method	(6,588)	-	61,256	16,115	40,766	111,549
Intangible assets other than goodwill	110,544	1,215	238	152	77,201	189,350
Goodwill	22,535	86	11,521	724	-	34,866
Property, plant and equipment, net	1,445,349	347	4,451	3,098	1,578	1,454,823
Other non-current assets	17,111	23	-	(892)	11,297	27,539
Non-current assets	1,588,951	1,671	77,466	19,197	130,842	1,818,127

Notes to the Consolidated Financial Statement December 31, 2019

27.7	Property, plant and equipment classified by geographical areas

The company's main production facilities are located near their mines and extraction facilities in northern Chile. The following table presents the main production facilities as of December 31, 2019 and December 31, 2018:

	Location		Products
-	Pedro de Valdivia	:	Production of iodine and nitrate salts
-	María Elena	:	Production of iodine and nitrate salts
-	Coya Sur	:	Production of nitrate salts
-	Nueva Victoria	:	Production of iodine and nitrate salts
-	Salar de Atacama	:	Potassium chloride, lithium chloride, boric acid and potassium sulfate
-	Salar del Carmen	:	Production of lithium carbonate and lithium hydroxide
-	Tocopilla	:	Port facilities

Notes to the Consolidated Financial Statement December 31, 2019

Note 28 Borrowing costs

The cost of interest is recognized as an expense in the year in which it is incurred, except for interest that is directly related to the acquisition and construction of tangible property, plant and equipment assets and that complies with the requirements of IAS 23.

The Company capitalizes all interest costs directly related to the construction or to the acquisition of property, plant and equipment, which require a substantial time to be suitable for use.

(a)	Costs of capitalized interest, property, plant and equipment

The cost of capitalized interest is determined by applying the average or weighted average of all financing costs incurred by the Company to the monthly end balances of works-in-progress meeting the requirements of NIC 23.

Financing costs are not activated for periods that exceed the normal term for acquisition, construction or installation of the property; such is the case for delays, interruptions or temporary suspension of the project due to technical, financial or other problems that make it impossible to leave the property in usable conditions.

The rates and costs for capitalized interest of property, plant and equipment are detailed as follows:

Costs of capitalized interest	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Capitalization rate of costs for capitalized interest	4%	4%
Amount of costs for interest capitalized in ThUS$	7,841	5,021

Notes to the Consolidated Financial Statement December 31, 2019

Note 29	Effect of fluctuations in foreign currency exchange rates

a)	Foreign currency exchange differences recognized in profit or loss and other comprehensive income:

Exchange rate differences recognized in income and other comprehensive income	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Conversion foreign exchange gains (losses) recognized in the result of the year.	(2,169)	(16,597)
Reserves for translation differences
Conversion foreign exchange reserves attributable to the owners of the controlling entity.	562	(1,394)
Conversion foreign exchange reserves attributable to the non-controlling entity.	226	174
Total	788	(1,220)

b)	Reserves for foreign currency exchange differences:

As of December 31, 2018 and 2017, foreign currency exchange differences are detailed as follows:

Detail	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Changes in equity generated by conversion of equity value:
Comercial Hydro S.A.	1,004	1,004
SQMC Internacional Ltda.	(9)	(17)
Proinsa Ltda.	(10)	(11)
Comercial Agrorama Ltda.	33	(21)
Isapre Norte Grande Ltda.	(44)	(1)
Almacenes y Depósitos Ltda.	142	113
Sacal S.A.	(3)	(3)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	(19)	(10)
Agrorama S.A.	231	132
Doktor Tarsa Tarim Sanayi AS	(13,811)	(13,811)
SQM Vitas Fzco.	(2,267)	(2,682)
Ajay Europe S.A.R.L.	(1,449)	(1,270)
SQM Eastmed Turkey	(155)	(113)
Doctochem Tarim Sanayai Ticaret LTD	7	-
Coromandel SQM India	(431)	(393)
SQM Italia SRL	(236)	(213)
SQM Oceanía Pty Ltd.	(634)	(634)
SQM Indonesia S.A.	(124)	(124)
Abu Dhabi Fertillizers Industries WWL.	372	(435)
SQM Vitas Holland	(197)	(170)
SQM Thailand Limited	(68)	(68)
SQM Europe N.V.	(1,983)	(1,983)
SQM Australia Pty Ltd.	(4,035)	(4,222)
Pavoni & C. Spa	(185)	70
Terra Tarsa BV	116	(82)
Plantacote NV	(16)	(34)
Doktolab Tarim Arastirma San.	(54)	(29)
Kore Potash PLC (a)	(1,754)	(1,206)
SQM Colombia SAS	(166)	(94)
Total	(25,745)	(26,307)

Notes to the Consolidated Financial Statement December 31, 2019

c)	Functional and presentation currency

The functional currency of these companies corresponds to the currency of the country of origin of each entity, and its presentation currency is the U.S. dollar.

d)	Reasons to use one presentation currency and a different functional currency

-	The total revenues of these subsidiaries are associated with the local currency.

-	The commercialization cost structure of these companies is affected by the local currency.

Notes to the Consolidated Financial Statement December 31, 2019

Note 30	Disclosures on the effects of fluctuations in foreign currency exchange rates

Assets held in foreign currency subject to fluctuations in exchange rates are detailed as follows:

Class of assets	Currency	As of December 31, 2019	As of December 31, 2018
		ThUS$	ThUS$
Cash and cash equivalents	USD	558,572	353,674
Cash and cash equivalents	ARS	3	2
Cash and cash equivalents	CLP	8,240	157,500
Cash and cash equivalents	CNY	2,484	2,305
Cash and cash equivalents	EUR	3,131	4,738
Cash and cash equivalents	GBP	3	-
Cash and cash equivalents	AUD	8,492	29,598
Cash and cash equivalents	INR	6	-
Cash and cash equivalents	MXN	2,103	1,242
Cash and cash equivalents	PEN	4	1
Cash and cash equivalents	AED	-	1
Cash and cash equivalents	JPY	1,559	1,786
Cash and cash equivalents	ZAR	3,929	5,219
Cash and cash equivalents	IDR	3	-
Cash and cash equivalents	PLN	1	-
Subtotal cash and cash equivalents		588.530	556,066
Other current financial assets	USD	127,889	291,790
Other current financial assets	CLF	36,896	-
Other current financial assets	CLP	340,705	20,931
Subtotal other current financial assets		505.490	312,721
Other current non-financial assets	USD	16,535	19,523
Other current non-financial assets	ARS	-	2
Other current non-financial assets	AUD	285	102
Other current non-financial assets	BRL	2	-
Other current non-financial assets	CLF	31	47
Other current non-financial assets	CLP	24,374	20,276
Other current non-financial assets	CNY	326	8
Other current non-financial assets	EUR	3,055	3,153
Other current non-financial assets	MXN	2,629	3,274
Other current non-financial assets	THB	22	19
Other current non-financial assets	JPY	174	21
Other current non-financial assets	ZAR	3,119	1,547
Subtotal other current non-financial assets		50,552	47,972
Trade and other receivables	USD	225,554	255,528
Trade and other receivables	PEN	6	-
Trade and other receivables	BRL	19	20
Trade and other receivables	CLF	504	453
Trade and other receivables	CLP	56,023	71,730
Trade and other receivables	CNY	3,340	11,361
Trade and other receivables	EUR	24,925	31,426
Trade and other receivables	GBP	148	-
Trade and other receivables	MXN	211	452
Trade and other receivables	AED	1,193	15,841
Trade and other receivables	THB	1,695	2,970
Trade and other receivables	JPY	66,266	76,267
Trade and other receivables	AUD	801	-
Trade and other receivables	ZAR	15,900	571
Trade and other receivables	COP	2,557	-
Subtotal trade and other receivables		399,142	466,619
Receivables from related parties	USD	60,135	42,685
Receivables from related parties	EUR	1,092	105
Subtotal receivables from related parties		61,227	42,790
Current inventories	USD	983,338	913,674
Subtotal Current inventories		983,338	913,674

Notes to the Consolidated Financial Statement December 31, 2019

Assets held in foreign currency subject to fluctuations in exchange rates are detailed as follows:

Class of assets	Currency	As of December 31, 2019	As of December 31, 2018
		ThUS$	ThUS$
Current tax assets	USD	87,509	52,033
Current tax assets	ARS	1	2
Current tax assets	CLP	1,623	601
Current tax assets	EUR	61	3,500
Current tax assets	MXN	1,806	843
Current tax assets	PEN	-	131
Current tax assets	ZAR	139	-
Current tax assets	COP	294	-
Subtotal current tax assets		91,433	57,110
Non-current assets or groups of assets classified as held for sale	USD	2,454	1,430
Subtotal Non-current assets or groups of assets classified as held for sale		2,454	1,430
Total current assets		2,682,166	2,398,382
Non-current assets
Other non-current financial assets	USD	8,687	17,039
Other non-current financial assets	CLP	20	20
Other non-current financial assets	JPY	71	72
Subtotal Other non-current financial assets		8,778	17,131
Other non-current non-financial assets	USD	19,101	26,758
Other non-current non-financial assets	BRL	22	23
Other non-current non-financial assets	COP	6	-
Other non-current non-financial assets	EUR	4	-
Other non-current non-financial assets	CLP	596	758
Subtotal Other non-current non-financial assets		19,729	27,539
Other receivables, non-current	USD	522	139
Other receivables, non-current	CLF	165	329
Other receivables, non-current	MXN	43	-
Other receivables, non-current	CLP	980	1,807
Subtotal Other receivables, non-current		1,710	2,275
Investments classified using the equity method of accounting	USD	57,777	41,923
Investments classified using the equity method of accounting	TRY	26,624	21,892
Investments classified using the equity method of accounting	AED	9,111	31,023
Investments classified using the equity method of accounting	EUR	14,315	14,929
Investments classified using the equity method of accounting	INR	1,568	1,729
Investments classified using the equity method of accounting	THB	40	53
Subtotal Investments classified using the equity method of accounting		109,435	111,549
Intangible assets other than goodwill	USD	185,951	189,265
Intangible assets other than goodwill	MXN	1,137	-
Intangible assets other than goodwill	CLP	136	85
Intangible assets other than goodwill	EUR	1,134	-
Subtotal intangible assets other than goodwill		188,358	189,350
Purchases goodwill, gross	USD	34,438	34,866
Purchases goodwill, gross	CLP	140	-
Purchases goodwill, gross	EUR	148	-
Subtotal Purchases goodwill, gross		34,726	34,866
Property, plant and equipment	USD	1,593,324	1,451,436
Property, plant and equipment	CLP	3,294	3,387
Property, plant and equipment	EUR	4,756	-
Property, plant and equipment	MXN	5,588	-
Property, plant and equipment	COP	108	-
Subtotal property, plant and equipment		1,607,070	1,454,823
Current tax assets, non-current	USD	32,179	32,179
Subtotal Current tax assets, non-current		32,179	32,179
Total non-current assets		2.001.985	1,869,712
Total assets		4,684,151	4,268,094

Notes to the Consolidated Financial Statement December 31, 2019

		As of December 31, 2019			As of December 31, 2018
Current liabilities	Currency	Up to90 days	91 days to 1 year	Total	Up to90 days	91 days to 1 year	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Current liabilities
Other current financial liabilities	USD	20,582	258,388	278,970	12,471	4,464	16,935
Other current financial liabilities	CLF	19,518	323	19,841	342	6,256	6,598
Other current financial liabilities	BRL	11	-	11	52	-	52
Subtotal other current financial liabilities		40,111	258,711	298,822	12,865	10,720	23,585
Trade and other payables	USD	44,146	-	44,146	51,489	3	51,492
Trade and other payables	ARS	-	-	-	4,082	-	4,082
Trade and other payables	BRL	10	-	10	34	-	34
Trade and other payables	THB	53	-	53	65	-	65
Trade and other payables	CLP	73,703	17,108	90,811	69,789	-	69,789
Trade and other payables	EUR	58,538	5	58,543	36,439	-	36,439
Trade and other payables	GBP	17	-	17	-	-	-
Trade and other payables	INR	1	-	1	1	-	1
Trade and other payables	MXN	5,122	-	5,122	7	-	7
Trade and other payables	PEN	5	-	5	-	-	-
Trade and other payables	AUD	4,442	-	4,442	-	-	-
Trade and other payables	ZAR	2,260	-	2,260	1,842	-	1,842
Trade and other payables	AED	188	-	188	-	-	-
Trade and other payables	COP	192	-	192	-	-	-
Subtotal trade and other payables		188,677	17,113	205,790	163,748	3	163,751
Trade payables due to related parties, current	USD	475	-	475	-	9	9
Subtotal Trade payables due to related parties, current		475	-	475	-	9	9
Other current provisions	USD	109,650	820	110,470	74,020	31,150	105,170
Other current provisions	ARS	7	-	7	-	13	13
Other current provisions	BRL	-	-	-	707	-	707
Other current provisions	CLP	82	-	82	-	64	64
Other current provisions	EUR	6	-	6	243	-	243
Subtotal other current provisions		109,745	820	110,565	74,970	31,227	106,197
Current tax liabilities	USD	2,863	14,994	17,857	-	41,612	41,612
Current tax liabilities	CLP	-	17	17	-	31	31
Current tax liabilities	BRL	-	-	-	-	3	3
Current tax liabilities	CNY	-	-	-	-	8	8
Current tax liabilities	EUR	-	-	-	4,548	1,000	5,548
Current tax liabilities	ZAR	-	-	-	-	201	201
Current tax liabilities	MXN	-	-	-	-	9	9
Subtotal current tax liabilities		2,863	15,011	17,874	4,548	42,864	47,412

Notes to the Consolidated Financial Statement December 31, 2019

		As of December 31, 2019			As of December 31, 2018
Class of liability	Currency	Up to90 days	91 days to 1 year	Total	Up to90 days	91 days to 1 year	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Provisions for employee benefits, current	USD	12,486	3,901	16,387	20,085	-	20,085
Subtotal Provisions for employee benefits, current		12,486	3,901	16,387	20,085	-	20,085
Other current non-financial liabilities	USD	117,136	154	117,290	176,506	2,489	178,995
Other current non-financial liabilities	THB	30	-	30	158	-	158
Other current non-financial liabilities	BRL	3	-	3	3	-	3
Other current non-financial liabilities	CLP	5,969	2,439	8,408	7,703	6,431	14,134
Other current non-financial liabilities	CNY	-	-	-	11	40	51
Other current non-financial liabilities	EUR	842	-	842	1,053	-	1,053
Other current non-financial liabilities	MXN	129	64	193	103	46	149
Other current non-financial liabilities	JPY	21	12	33	-	-	-
Other current non-financial liabilities	PEN	70	-	70	70	-	70
Other current non-financial liabilities	ZAR	10	-	10	11	-	11
Other current non-financial liabilities	COP	20	-	20	-	-	-
Subtotal other current non-financial liabilities		124,230	2,669	126,899	185,618	9,006	194,624
Total current liabilities		478,587	298,225	776,812	461,834	93,829	555,663

		As of December 31, 2019
Class of liability	Currency	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Over 5 years	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Non-current liabilities
Other non-current financial liabilities	USD	89,896	42,336	313,749	13,749	647,258	1,106,988
Other non-current financial liabilities	CLF	-	-	-	-	411,938	411,938
Subtotal Other non-current financial liabilities		89,896	42,336	313,749	13,749	1,059,196	1,518,926
Other non-current provisions	USD	23,014	167	-	1,452	10,057	34,690
Subtotal Other non-current provisions		23,014	167	-	1,452	10,057	34,690
Deferred tax liabilities	USD	69,048	-	-	114,353	10	183,411
Subtotal Deferred tax liabilities		69,048	-	-	114,353	10	183,411
Provisions for employee benefits, non-current	USD	34,884	-	-	-	-	34,884
Provisions for employee benefits, non-current	CLP	519	-	-	-	-	519
Provisions for employee benefits, non-current	MXN	236	-	-	-	-	236
Provisions for employee benefits, non-current	JPY	201	-	-	-	-	201
Subtotal Provisions for employee benefits, non-current		35,840	-	-	-	-	35,840
Total non-current liabilities		217,798	42,503	313,749	129,554	1,069,263	1,772,867
Total liabilities							2,549,679

Notes to the Consolidated Financial Statement December 31, 2019

		As of December 31, 2018
Class of liability	Currency	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Over 5 years	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Non-current liabilities
Other non-current financial liabilities	USD	249,869	80,903	297,994	-	247,798	876,564
Other non-current financial liabilities	CLF	-	-	-	-	453,818	453,818
Subtotal Other non-current financial liabilities		249,869	80,903	297,994	-	701,616	1,330,382
Other non-current provisions	USD	28,822	3,000	-	-	-	31,822
Subtotal Other non-current provisions		28,822	3,000	-	-	-	31,822
Deferred tax liabilities	USD	63,534	33,355	56,040	-	22,432	175,361
Subtotal Deferred tax liabilities		63,534	33,355	56,040	-	22,432	175,361
Provisions for employee benefits, non-current	USD	-	9,081	-	-	27,116	36,197
Provisions for employee benefits, non-current	CLP	-	-	-	-	521	521
Provisions for employee benefits, non-current	MXN	-	-	-	-	175	175
Provisions for employee benefits, non-current	YEN	-	-	-	-	171	171
Subtotal Provisions for employee benefits, non-current		-	9,081	-	-	27,983	37,064
Total non-current liabilities		342,225	126,339	354,034	-	752,031	1,574,629
Total liabilities							2,130,292

Notes to the Consolidated Financial Statement December 31, 2019

Note 31	Income tax and deferred taxes

Accounts receivable from taxes as of December 31, 2019 and December 31, 2018, are as follows:

31.1	Current and non-current tax assets

a)	Current tax assets

Current tax assets	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies	47,283	21,172
Monthly provisional income tax payments, foreign companies	124	5,199
Corporate tax credits (1)	1,262	1,858
1st category tax absorbed by tax loss (2)	916	-
Taxes in recovery process	41,848	28,881
Total	91,433	57,110

b)	Non-current tax assets

Non-current tax assets	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies compensated by the specific tax on mining activity (Lithium)	6,398	6,398
Specific tax on mining activities (IEAM) paid by Lithium (on consignment)	25,781	25,781
Total	32,179	32,179

(1)	These credits are available for Companies and are related to corporate tax payments in April of the following year. These credits include, among others, credits for training expenses (SENCE), credits for acquisition of fixed assets, donations and credits in Chile for taxes paid abroad.

(2)	This concept corresponds to the absorption of the tax losses determined by the company at the end of the year, which must be attributed to the dividends received during the year.

Notes to the Consolidated Financial Statement December 31, 2019

31.2	Current tax liabilities

Current tax liabilities	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
1st Category income tax	7,863	25,163
Foreign company income tax	9,944	21,097
Article 21 single tax	67	1,152
Total	17,874	47,412

Income tax is calculated based on the profit or loss for tax purposes that is applied to the effective tax rate applicable in Chile. As established by Law No. 20,780, a progressive income tax rate has been established, which is 27% from 2018.

The royalty is determined by applying the taxable rate to the net operating income obtained, according to the chart in force, the Company currently provisioned 5% for mining royalties that involve operations in the Salar de Atacama and 5.24% for caliche extraction operations.

The income tax rate for the main countries where the Company operates is presented below:

	Income tax	Income tax
Country	2019	2018
Spain	25%	25%
Belgium	29.58%	29.58%
Mexico	30%	30%
United States	21% + 6%	21% + 6%
South Africa	28%	28%

Notes to the Consolidated Financial Statement December 31, 2019

31.3	Income tax and deferred taxes

Assets and liabilities recognized in the statement of financial position are offset if and only if:

(a)	The Company has recognized legally before the tax authority the right to offset the amounts recognized in these entries; and

(b)	Deferred income tax assets and liabilities are derived from income tax related to the same tax authority on:

(i)	the same entity or tax subject; or

(ii)	different entities or tax subjects who intend either to settle current fiscal assets and liabilities for their net amount, or to exercise tax assets and pay liabilities simultaneously in each of the future periods in which the Company expects to settle or recover significant amounts of deferred tax assets or liabilities.

Recognized deferred income tax assets are the income taxes that are to be recovered in future periods, related to:

a)	deductible temporary differences.

b)	the offsetting of losses obtained in prior periods and not yet subject to tax deduction; and

c)	the offsetting of unused credits from prior periods.

The Company recognizes a deferred tax asset when there is certainty that these can be offset with tax income from subsequent periods, losses or fiscal credits not yet used, but solely as long as it is more likely than not that there will be tax earnings in the future against which to charge these losses or unused fiscal credits.

Recognized deferred tax liabilities refer to the amounts of income taxes payable in future periods related to taxable temporary differences.

Notes to the Consolidated Financial Statement December 31, 2019

(a)	Income tax assets and liabilities as of December 31, 2019 are detailed as follows:

	Net liability position
Description of deferred tax assets and liabilities as of December 31, 2019	Assets	Liabilities
	ThUS$	ThUS$
Unrealized loss	82,075	-
Property, plant and equipment and capitalized interest	-	(197,167)
Facility closure provision	7,313	-
Manufacturing expenses	-	(106,420)
Staff severance indemnities, unemployment insurance	-	(6,000)
Vacation accrual	5,591	-
Inventory provision	23,885	-
Materials provision	7,982	-
Forward	-	-
Employee benefits	2,689	-
Research and development expenses	-	(3,533)
Provision Accounts receivable	3,542	-
Provision for legal complaints and expenses	2,546	-
Loan approval expenses	-	(3,856)
Financial instruments recorded at market value	-	(1,287)
specific tax on mining activity	-	(1,357)
Tax loss benefit	2,296	-
Other	-	(2,021)
Foreign items (other)	311	-
Balances to date	138,230	(321,641)
Net balance		(183,411)

Notes to the Consolidated Financial Statement December 31, 2019

(b)	Income tax assets and liabilities as of December 31, 2018 are detailed as follows

	Net liability position
Description of deferred tax assets and liabilities as of December 31, 2018	Assets	Liabilities
	ThUS$	ThUS$
Unrealized loss	75,832	-
Property, plant and equipment and capitalized interest	-	(196,843)
Facility closure provision	4,280	-
Manufacturing expenses	-	(103,760)
Staff severance indemnities, unemployment insurance	-	(5,679)
Vacation accrual	5,155	-
Inventory provision	28,155	-
Materials provision	6,239	-
Forward	2,169	-
Employee benefits	3,309	-
Research and development expenses	-	(2,216)
bad debt provisions	4,188	-
Provision for legal complaints and expenses	4,013	-
Loan approval expenses	-	(2,337)
Financial instruments recorded at market value	-	(976)
specific tax on mining activity	-	(3,278)
Tax loss benefit	1,124	-
Other	5,005	-
Foreign items (other)	259	-
Balances to date	139,728	(315,089)
Net balance		(175,361)

Notes to the Consolidated Financial Statement December 31, 2019

(c)       Reconciliation of changes in deferred tax liabilities (assets) as of December 31, 2019

Reconciliation of changes in deferred tax liabilities (assets) as of December 31, 2019	Deferred tax liability (asset) at beginning of period	Deferred tax expense (benefit) recognized in profit (loss) for the year	Deferred taxes related to items credited (charged) directly to equity	Total increases (decreases) in deferred tax liabilities (assets)	Deferred tax liability (asset) at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unrealized loss	(75,832)	(6,243)	-	(6,243)	(82,075)
Property, plant and equipment and capitalized interest	196,843	324	-	324	197,167
Facility closure provision	(4,280)	(3,033)	-	(3,033)	(7,313)
Manufacturing expenses	103,760	2,660	-	2,660	106,420
Staff severance indemnities, unemployment insurance	5,679	1,007	(686)	321	6,000
Vacation accrual	(5,155)	(436)	-	(436)	(5,591)
Inventory provision	(28,155)	4,270	-	4,270	(23,885)
Materials provision	(6,239)	(1,743)	-	(1,743)	(7,982)
Forward	(2,169)	(514)	2,683	2,169	-
Employee benefits	(3,309)	620	-	620	(2,689)
Research and development expenses	2,216	1,317	-	1,317	3,533
bad debt provisions	(4,188)	646	-	646	(3,542)
Provision for legal complaints and expenses	(4,013)	1,467	-	1,467	(2,546)
Loan approval expenses	2,337	1,519	-	1,519	3,856
Financial instruments recorded at market value	976	-	311	311	1,287
specific tax on mining activity	3,278	(1,905)	(16)	(1,921)	1,357
Tax loss benefit	(1,124)	(1,172)	-	(1,172)	(2,296)
Other	(5,005)	7,026	-	7,026	2,021
Foreign items (other)	(259)	(52)	-	(52)	(311)
Total temporary differences, unused losses and unused tax credits	175,361	5,758	2,292	8,050	183,411

Notes to the Consolidated Financial Statement December 31, 2019

(d)       Reconciliation of changes in deferred tax liabilities (assets) as of December 31, 2018

Reconciliation of changes in deferred tax liabilities (assets) as of December 31, 2018	Deferred tax liability (asset) at beginning of period	Deferred tax expense (benefit) recognized in profit (loss) for the year	Deferred taxes related to items credited (charged) directly to equity		Total increases (decreases) in deferred tax liabilities (assets)	Deferred tax liability (asset) at end of period
	ThUS$	ThUS$	ThUS$		ThUS$	ThUS$
Unrealized loss	(68,544)	(7,288)	-		(7,288)	(75,832)
Property, plant and equipment and capitalized interest	211,374	(14,531)	-		(14,531)	196,843
Facility closure provision	(3,469)	(811)	-		(811)	(4,280)
Manufacturing expenses	102,748	1,012	-		1,012	103,760
Staff severance indemnities, unemployment insurance	6,792	(667)	(446)		(1,113)	5,679
Vacation accrual	(4,887)	(268)	-		(268)	(5,155)
Inventory provision	(25,172)	(2,983)	-		(2,983)	(28,155)
Materials provision	(7,107)	868	-		868	(6,239)
Forward	(624)	(1,545)	-		(1,545)	(2,169)
Employee benefits	(2,317)	(992)	-		(992)	(3,309)
Research and development expenses	3,501	(1,285)	-		(1,285)	2,216
bad debt provisions	(4,253)	686	(621)	1	65	(4,188)
Provision for legal complaints and expenses	(5,243)	1,230	-		1,230	(4,013)
Loan approval expenses	2,670	(333)	-		(333)	2,337
Financial instruments recorded at market value	2,474	-	(1,498)		(1,498)	976
specific tax on mining activity	4,084	(795)	(11)		(806)	3,278
Tax loss benefit	(1,437)	313	-		313	(1,124)
Other	(5,002)	(64)	61		(3)	(5,005)
Foreign items (other)	(305)	46	-		46	(259)
Total temporary differences, unused losses and unused tax credits	205,283	(27,407)	(2,515)		(29,922)	175,361

(1) This corresponds to the adjustment to the beginning balance of the impairment provision for receivables against other reserves.

(e)      Deferred taxes related to benefits for tax losses

The Company’s tax loss carryforwards were mainly generated by losses in Chile, which in accordance with current Chilean tax regulations have no expiration date.

As of December 31, 2019 and December 31, 2018, tax loss carryforwards are detailed as follows:

Deferred taxes related to benefits for tax losses	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Chile	2,296	1,124
Total	2,296	1,124

The tax losses as of December 31, 2019 that form the basis of these deferred taxes correspond mainly to SIT S.A., Exploraciones Mineras S.A. Comercial Agrorama Ltda. and Orcoma Estudio SpA.

Notes to the Consolidated Financial Statement December 31, 2019

(f)        Movements in deferred tax assets and liabilities

Movements in deferred tax assets and liabilities as of December 31, 2019 and December 31, 2018 are detailed as follows:

	Assets (liabilities)
Movements in deferred tax assets and liabilities	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Deferred tax assets and liabilities, net opening balance	(175,361)	(205,283)
Increase (decrease) in deferred taxes in profit or loss	(5,758)	27,407
Increase (decrease) in deferred taxes in equity	(2,292)	2,515
Total	(183,411)	(175,361)

(g)       Disclosures on income tax expense (income)

The Company recognizes current and deferred taxes as income or expenses, and they are included in profit or loss, unless they arise from:

(a)	a transaction or event recognized in the same period or in a different period, outside profit or loss either in other comprehensive income or directly in equity; or

(ii)	a business combination

Current and deferred tax expenses (income) are detailed as follows:

	Assets (liabilities)
Disclosures on income tax expense (income)	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Current income tax expense
Current tax expense	(116,483)	(207,959)
Adjustments to prior year current income tax	12,222	1,577
Current income tax expense, net, total	(104,261)	(206,382)
Deferred tax expense
Deferred tax expense (income) relating to the creation and reversal of temporary differences	2,551	26,434
Tax adjustments related to the creation and reversal of temporary differences from the previous year	(8,309)	973
Deferred tax expense, net, total	(5,758)	27,407
Tax expense (income)	(110,019)	(178,975)

Notes to the Consolidated Financial Statement December 31, 2019

Tax expenses (income) for foreign and domestic parties are detailed as follows:

	Assets (liabilities)
Income tax (expense) benefit	For the year ended December 31, 2019	For the year ended December 31, 2018
	ThUS$	ThUS$
Current income tax expense by foreign and domestic parties, net
Current income tax expense, foreign parties, net	(7,394)	(7,516)
Current income tax expense, domestic, net	(96,867)	(198,866)
Current income tax expense, net, total	(104,261)	(206,382)
Deferred tax expense by foreign and domestic parties, net
Current income tax expense, foreign parties, net	2,370	(1,885)
Current income tax expense, domestic, net	(8,128)	29,292
Deferred tax expense, net, total	(5,758)	27,407
Income tax expense	(110,019)	(178,975)

The values presented include a higher current tax of ThUS$ 1,068 due to a tax difference in SQM Europe N.V. determined at the close of audit due to transfer prices from the 2017 fiscal year.

(h)	Equity interest in taxation attributable to equity-accounted investees

The Company does not recognize any deferred tax liability in all cases of taxable temporary differences associated with investments in subsidiaries, branches and associated companies or interest in joint ventures, because as indicated in the standard, the following two conditions are jointly met:

(i)	the parent, investor or interest holder is able to control the time for reversal of the temporary difference; and

(ii)	It is more likely than not that the temporary difference will not be reversed in the foreseeable future.

In addition, the Company does not recognize deferred income tax assets for all deductible temporary differences from investments in subsidiaries, branches and associated companies or interests in joint ventures because it is unlikely that they will meet the following requirements:

(i)	Temporary differences are reversed in a foreseeable future; and

(ii)	The Company has tax earnings, against which temporary differences can be used.

Notes to the Consolidated Financial Statement December 31, 2019

(i)	Disclosures on the tax effects of other comprehensive income components:

	For the year ended December 31, 2019
Income tax related to other income and expense components with a charge or credit to net equity	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	ThUS$	ThUS$	ThUS$
Gain (loss) from defined benefit plans	(3,310)	702	(2,608)
Cash flow hedge	1,907	(2,683)	(776)
Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	1,152	(311)	841
Total	(251)	(2,292)	(2,543)

	For the year ended December 31, 2018
Income tax related to other income and expense components with a charge or credit to net equity	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	ThUS$	ThUS$	ThUS$
Gain (loss) from defined benefit plans	(1,327)	396	(931)
Cash flow hedge	5,723	-	5,723
Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	(5,546)	1,498	(4,048)
Total	(1,150)	1,894	744

Notes to the Consolidated Financial Statement December 31, 2019

(j)       Explanation of the relationship between expense (income) for tax purposes and accounting income.

Based on IAS 12, paragraph 81, letter “c”, the company has estimated that the method that reveals the most significant information for users of the financial statements is the numeric conciliation between the tax expense (income) and the result of multiplying the accounting profit by the current rate in Chile. The afore mentioned choice is based on the fact that the Company and subsidiaries established in Chile generate a large part of the Company’s tax expense (income). The amounts provided by subsidiaries established outside Chile have no relative importance in the overall context.

Conciliation of numbers in income tax expenses (income) and the result of multiplying financial gain by the rate prevailing in Chile.

	Benefits (Expenses)
Income Tax Expense (Benefit)	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Consolidated income before taxes	390,622	621,038
Income tax rate in force in Chile	27%	27%
Tax expense using the legal rate	(105,468)	(167,680)
Effect of royalty tax payments	(4,314)	(4,919)
Tax effect of revenue from regular activities exempt from taxation	2,376	1,446
Tax rate effect of non-tax-deductible expenses for determining taxable profit (loss)	(2,128)	(2,327)
Tax effect of tax rates supported abroad	(252)	(3,724)
IRS provision surplus (*)	-	3,517
Other tax effects from reconciliation between accounting gains and tax expenses	(233)	(5,288)
Tax expense using the effective rate	(110,019)	(178,975)

(*) internal revenue service

(k) Tax periods potentially subject to verification:

The Group’s Companies are potentially subject to income tax audits by tax authorities in each country These audits are limited to a number of interim tax periods, which, in general, when they elapse, give rise to the expiration of these inspections.

Tax audits, due to their nature, are often complex and may require several years. Below, we provide a summary of tax periods that are potentially subject to verification, in accordance with the tax regulations in force in the country of origin:

Notes to the Consolidated Financial Statement December 31, 2019

(i)	Chile

According to article 200 of Decree Law No 830, the taxes will be reviewed for any deficiencies in terms of payment and to generate any taxes that might arise. There is a 3-year prescriptive period for such review, dating from the expiration of the legal deadline when payment should have been made. This prescriptive period can be extended to 6 years for the revision of taxes subject to declaration, when such declaration has not been filed or has been presented with maliciously false information.

(ii)	United States

In the United States, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event that an omission or error is detected in the tax return of sales or cost of sales, the review can be extended for a period of up to 6 years.

As a result of the audit performed by the tax authority, SQM North America Corp., a subsidiary of the Company, paid in November 2018, for income tax and interest between 2013 and 2015, approximately US$3.8 million. On top of this, SQM North America Corp would have to pay an additional US$0.4 million in state taxes for the same period. These charges are already provisioned in the financial statements.

(iii)	Mexico:

In Mexico, the tax authority can review tax returns up to 5 years from the expiration date of the tax return.

(iv)	Spain:

In Spain, the tax authority can review tax returns up to 4 years from the expiration date of the tax return.

(v)	Belgium:

In Belgium, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return if no tax losses exist. In the event of detecting an omission or error in the tax return, the review can be extended for a period of up to 5 years.

(vi)	South Africa:

In South Africa, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event that an omission or error in the tax return is detected, the review can be extended for a period of up to 5 years.

Notes to the Consolidated Financial Statement December 31, 2019

Note 32  Assets held for sale and detail of assets sold

The non-current assets held for sale and the components of the disposal groups classified as held for sale are presented in the Consolidated Statement of Financial Position under the item “Non-current assets or groups of assets classified as held for sale”.

The following table shows the movements in assets held for sale:

Assets held for sale	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Land owned by Soquimich Comercial S.A.	2,454	1,430
Total assets held for sale	2.454	1,430

Notes to the Consolidated Financial Statement December 31, 2019

Note 33  Events occurred after the reporting date

33.1	Authorization of the financial statements

The consolidated financial statements of Sociedad Química y Minera de Chile S.A. and subsidiaries, prepared in accordance with IFRS for the period ended December 31, 2019, were approved and authorized for issuance by the Company´s Board of Directors on March 02, 2020.

33.2	Disclosures on events occurring after the reporting date

On January 22, 2020, the Company placed an unsecured bond in the international markets for US$ 400 million at an annual interest rate of 4.250% with maturity in 2050, pursuant to Rule 144 -A and Regulation S of the Securities and Exchange Commission.

The Company hopes to use net income from this placement for general corporate purposes, including financing its capital expense program and reduction of its pending debt, considering the ´payment of bonds for US$ 250 million with 5.50% interest and maturity on April 21, 2020.

The bond has been sold to qualified institutional buyers in the United States and no security laws from other states or jurisdictions have been registered in accordance with SEC regulations.

On February 26, 2020, the Company reported that its Board of Directors had agreed to call an Ordinary Shareholders’ Meeting for 10:00 am on Thursday, April 23, 2020.

33.3	Details of dividends declared after the reporting date

At the reporting dates of the financial statements, there are no dividends declared after the reporting date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)

Date: March 23, 2020	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO

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